      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2000



                                                      REGISTRATION NO. 333-34388


================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             -----------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                               MEDIA METRIX, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                        8732                              11-3374729
(State or other jurisdiction of                 (Primary Standard Industrial               (I.R.S. Employer
 incorporation or organization)                 Classification Code Number)               Identification No.)

                             -----------------------
                        250 PARK AVENUE SOUTH, 7TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 515-8700

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             -----------------------
                                   TOD JOHNSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               MEDIA METRIX, INC.
                        250 PARK AVENUE SOUTH, 7TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 515-8700

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             -----------------------
                                 with copies to:
                             RICHARD H. GILDEN, ESQ.
                             STEVEN I. SUZZAN, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

                                   ----------

       Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

                             -----------------------

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___

       If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

       If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]







                             -----------------------




       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

================================================================================



                              DATED APRIL 26, 2000




                          868,756 SHARES OF COMMON STOCK OF

                               MEDIA METRIX, INC.


--------------------------------------------------------------------------------


       This prospectus relates to the public offering, which is not being underwritten, of 868,756 shares of our common stock by some of our current stockholders.

       The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


       Our common stock is traded on the Nasdaq National Market under the symbol "MMXI." On April 25, 2000, the last reported sale price for the common stock was $35.50 per share.


     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                                April 26, 2000


--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                        Page
PROSPECTUS SUMMARY ..................................................................     1

RISK FACTORS ........................................................................     4

USE OF PROCEEDS .....................................................................    17

PRICE RANGE OF COMMON STOCK .........................................................    17

DIVIDEND POLICY .....................................................................    17

CAPITALIZATION ......................................................................    18

SELECTED FINANCIAL DATA .............................................................    19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS ................................    20

BUSINESS ............................................................................    29

MANAGEMENT ..........................................................................    40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ......................................    47

PRINCIPAL STOCKHOLDERS AND MANAGEMENT ...............................................    51

SELLING STOCKHOLDERS ................................................................    53

DESCRIPTION OF CAPITAL STOCK ........................................................    55

SHARES ELIGIBLE FOR FUTURE SALE .....................................................    58

PLAN OF DISTRIBUTION ................................................................    60

LEGAL MATTERS .......................................................................    61

EXPERTS .............................................................................    61

WHERE YOU CAN FIND ADDITIONAL INFORMATION ...........................................    61

                               PROSPECTUS SUMMARY

       The information below is only a summary of more detailed information included in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully.

                                  MEDIA METRIX

OUR BUSINESS

       We are a leading provider of Internet and Digital Media measurement products and services. We measure usage of the entire digital landscape, including its largest segments: the World Wide Web, proprietary online services like America Online, software, instant messaging applications and other digital applications. In January 1996, we released the first World Wide Web Audience Measurement report. Today, we offer a range of Internet audience, e-commerce, advertising, and technology measurement services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. Our products and services enable the continued growth and development of the Internet by providing third-party measurement data that our customers rely on to make critical business decisions. Our data are used to buy, sell and plan advertising, support marketing and commerce initiatives, assess partnerships and distribution strategies and analyze competitors.

       We collect Internet audience data by measuring Internet usage from representative samples, or panels, of personal computer users with our proprietary tracking technology. We maintain large panels of randomly selected individuals, reporting Internet usage at home and at work. Panelists are randomly recruited to participate in the Media Metrix sample. They are required to fill out a detailed questionnaire to provide background demographic information at the individual and household level. Panelists download and install our tracking software onto their PCs. The tracking software tracks all PC usage at the individual user level. The tracking software follows the panelists, page-by-page, minute-by-minute, click-by-click, as they use their PCs. We collect these usage data from the panelists' personal computers and transmit them to our data collection center for processing. The data are used to construct several databases, and they provide the foundation for our products and services.

       As a result of our acquisition of AdRelevance in October 1999, we offer Internet advertising measurement products and services. AdRelevance specializes in the automated retrieval and analysis of online advertising. Using intelligent agent technology, the AdRelevance system scours the Internet, retrieving advertisements. Upon retrieval, ads are analyzed, classified and added to the AdRelevance database, providing advertisers, agencies and publishers with marketing intelligence, including when, how and how much their competitors are marketing and advertising on the Internet. AdRelevance operates as a wholly owned subsidiary of Media Metrix.

OUR HISTORY

       Our business was originally conducted as a division within The NPD Group, Inc., a leading marketing research firm. In March 1996, NPD formed PC Meter, a Delaware limited partnership, to conduct our business. In March 1997, we reorganized into a Delaware corporation and began using the trade name Media Metrix in our business. In November 1998, we merged with RelevantKnowledge, Inc., our leading competitor. In May 1999, we completed an initial public offering of our common stock. In October 1999, we acquired AdRelevance. NPD, our largest stockholder, owns approximately 21% of our common stock.

       Although our revenues have continued to grow, we have a history of operating losses and negative cash flow. In addition, the market for Internet audience measurement services is new and rapidly evolving, and we expect competition in this market to intensify in the future.

       Our principal executive offices are located at 250 Park Avenue South, 7th Floor, New York, New York 10003, and our telephone number is (212) 515-8700.

       Media Metrix(R), PC Meter, RelevantKnowledge, e-Trends, The Power of Relevant Knowledge, MyMetrix, AdRelevance and the Media Metrix logo are our trademarks. Any other trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

THE OFFERING

       This prospectus relates to the sale of shares of our common stock by the selling stockholders listed in "Selling Stockholders." The selling stockholders may sell the common stock offered in this prospectus in one or more transactions on the Nasdaq National Market or in negotiated transactions. These transactions may include:

       -      negotiated transactions;
       -      the writing of options; or
       -      a combination of these methods of sale.

These transactions may occur:

       -      at fixed prices that may be changed;
       -      at market prices prevailing at the time of sale;
       -      at prices related to such prevailing market prices; or
       -      at negotiated prices.

The selling stockholders may sell common stock to or through broker-dealers, including broker-dealers who may act as underwriters. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. This compensation may exceed customary commissions. The selling stockholders may also:

       - sell common stock pursuant to Rule 144 promulgated under the Securities Act of 1933; or
       - pledge common stock as collateral for margin accounts, and this common stock could be resold pursuant to the terms of these accounts.

       The selling stockholders and any participating brokers and dealers may be deemed to be "underwriters," as defined in the Securities Act. See "Plan of Distribution." We will receive none of the proceeds from the sale of the common stock by the selling stockholders. We have agreed to bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the common stock being offered by the selling stockholders. See "Plan of Distribution."


RECENT DEVELOPMENTS



On April 17, 2000, we reported revenues of $10.2 million for the three months ended March 31, 2000, a 35% increase compared to revenues of $7.6 million for the three months ended December 31, 1999 and a 221% increase compared to revenues of $3.2 million for the three months ended March 31, 1999.



Net loss applicable to common stockholders was $8.1 million, or $0.41 per share, for the three months ended March 31, 2000, compared to $14.3 million, or $0.75 per share, for the three months ended December 31, 1999, and $2.5 million, or $0.19 per share, for the three months ended March 31, 1999.

                             SUMMARY FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

       The following table summarizes the statement of operations data for our business and our predecessor businesses. The pro forma data give effect to our acquisition of AdRelevance as if it took place on January 1, 1999. For a more detailed explanation of these financial data, see "Selected Financial Data" and our financial statements located elsewhere in this prospectus.


                                           Period from
                                            Inception                                                                  Pro Forma
                                             through                            Year Ended December 31,                Year-Ended
                                           December 31,    --------------------------------------------------------    December 31,
                                              1995            1996            1997           1998          1999           1999
STATEMENT OF OPERATIONS DATA:
  Revenues                                  $      -        $  1,033        $  3,188        $  6,331      $ 20,500        $ 20,503
  Cost of revenues                               140           1,744           3,463           4,121        10,291          10,291
                                            --------        --------        --------        --------      --------        --------
  Gross profit (loss)                           (140)           (711)           (275)          2,210        10,209          10,212

  Operating Expenses:
    Research and development                      86             588             866           1,382         5,044           5,862
    Sales and marketing                           45             929           2,022           2,888         9,117           9,341
    General and administrative                   101           1,148           1,516           2,715         6,756           7,644
    Amortization of deferred
       compensation and other
       stock-based compensation                    -               -               -             369         1,060           1,981
    Amortization of intangibles                    -               -               -             479         7,312          20,894
    Acquired in-process research and
       development                                 -               -               -           1,600         6,800           6,800
                                            --------        --------        --------        --------      --------        --------
  Total operating expenses                       232           2,665           4,404           9,433        36,089          52,522
                                            --------        --------        --------        --------      --------        --------

  Loss from operations                          (372)         (3,376)         (4,679)         (7,223)      (25,880)        (42,310)
  Minority interests                               -               -               -               -         1,689           1,689
  Interest and other income, net                   -               -              95              65         2,283           2,279
                                            --------        --------        --------        --------      --------        --------
  Net loss                                      (372)         (3,376)         (4,584)         (7,158)      (21,908)        (38,342)
  Preferred stock dividends                        -               -            (290)           (314)         (109)           (109)

  Net loss applicable to common
    stockholders                            $   (372)       $ (3,376)       $ (4,874)       $ (7,472)     $(22,017)       $(38,451)
                                            ========        ========        ========        ========      ========        ========

  Basic and diluted net loss per
    common share applicable to
    common stockholders                     $  (0.06)       $  (0.52)       $  (0.75)       $  (0.98)     $  (1.34)       $  (2.27)
                                            ========        ========        ========        ========      ========        ========
  Shares used in the calculation
    of basic and diluted net loss per
    share applicable to common
    stockholders                               6,523           6,523           6,523           7,619        16,445          16,973


                                                                      At December 31,
                                             --------------------------------------------------------------------
BALANCE SHEET DATA:                              1996               1997              1998              1999
  Cash, cash equivalents and
    marketable securities                     $    583           $  1,869           $  8,012          $112,241
  Working capital (deficit)                     (2,478)               (47)             1,057           102,806
  Total assets                                   1,213              2,787             16,060           178,844
  Due to NPD                                     2,782              1,284              4,706               444
  Preferred stocks                                   -              8,366              4,680                 -
  Total stockholders' equity (deficit)          (2,478)            (8,274)             2,622           162,789

                                  RISK FACTORS

       Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Any or all of these risks could have a material adverse effect on our business, results of operations or financial condition. The risks set out below may not be exhaustive. Keep these risk factors in mind when you read forward-looking statements elsewhere in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

WE DO NOT HAVE A LONG OPERATING HISTORY.

       We began our operations as a division of NPD in October 1995. We have only operated as an entity independent of NPD since March 31, 1996. Our operating history is therefore limited.

       You must consider the risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. Some of these risks and uncertainties relate to our ability to:

       -      anticipate and adapt to our evolving market;

       -      implement sales and marketing initiatives;

       -      enhance the Media Metrix brand;

       -      attract, retain and motivate qualified personnel;

       -      respond to actions taken by our competitors;

       - effectively manage our growth by building a solid base of operations and technology; and

       - integrate acquired businesses, consumer panels, technologies and services.

       We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW.

       Our ability to generate significant revenues is uncertain. Although our revenues have continued to grow, we are not yet profitable. We incurred losses from operations of $4.7 million in 1997, $7.2 million in 1998 and $25.9 million in 1999. We expect our operating and net losses to continue. If the merger with RelevantKnowledge had taken place on January 1, 1998 and our acquisition of AdRelevance had taken place on its date of inception, October 12, 1998, our pro forma loss from operations for 1998 would have been $26.7 million. If our acquisition of AdRelevance had taken place on January 1, 1999, our pro forma loss from operations for the year ended December 31, 1999 would have been $42.3 million. Our ability to generate profits in the future will depend on a number of factors, including:

       - maintaining and enhancing our position as the leading Internet audience measurement service;

       -      keeping our costs in line with our budget;

       -      retaining our existing customers;

       -      increasing our sales to existing customers;

       -      obtaining new customers;

       - increasing business and consumer acceptance of the Internet as a source of information and as a place to buy and sell goods and services;

       -      the growth of advertising and e-commerce on the Internet;

       -      regulation of the Internet by Federal or local governments;

       -      the health of the general economy; and

       -      economic conditions that uniquely affect the Internet.

       We intend to invest heavily in our technologies, additional products and services and international expansion. As a result, we will need to achieve significant revenue increases to achieve and maintain profitability. Although our revenues and the number of our clients have continued to increase, we may not be able to continue to grow and to expand our business. The number of clients or the number of products and services for which our clients subscribe may grow more slowly than we anticipate or may decrease in the future. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

THE INTERNET AUDIENCE MEASUREMENT INDUSTRY IS NEW AND RAPIDLY EVOLVING.

       To date, no Internet audience measurement service has been adopted as the universally accepted standard. Our existing and potential customers may challenge or refuse to accept our audience measurement reports. Our customers may be dissatisfied with our methodology for measuring Internet audiences or may feel that our panel is not representative of Internet users. Furthermore, another Internet audience measurement service may be adopted as the industry standard. As a result, our customers may turn to alternative services provided by current or potential competitors.

WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET.

       Our business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow rapidly. Internet usage may be inhibited for a number of reasons, including:

       -      inadequate network infrastructure;

       -      security concerns;

       -      inconsistent quality of service; or

       -      lack of availability of cost-effective, high-speed service.

       Even if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth. As a result, its performance and reliability may decline. In addition, Web sites and proprietary on-line services have experienced interruptions in their service as a result of outages and other delays occurring throughout their infrastructure. If these outages or delays frequently occur in the future, Internet usage as a medium for the exchange of information and for commerce could grow more slowly or decline.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNPROVEN.

       Our future success will depend on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving. It cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising. Many of our current or potential customers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business. These companies may find Internet advertising to be less effective for promoting their products and services as compared to traditional advertising. In addition, most current and potential Web publisher customers have little or no experience in generating revenues from the sale of advertising space on their Web sites. We cannot assure you that the market for Internet advertising will continue to emerge or will become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER.

       Our operating results have varied from quarter to quarter. Our operating results may continue to vary as a result of a variety of factors. These factors include:

       -      our ability to retain our current clients;

       - our ability to sell additional products and services to current clients;

       -      our ability to attract new clients;

       -      our ability to maintain customer satisfaction;

       - the announcement or introduction of new products and services by us or our competitors;

       -      price competition;

       - our ability to upgrade and to develop our systems and infrastructure to accommodate our growth;

       -      our ability to attract new personnel;

       - the timing, cost and availability of advertising in traditional media;

       - the impact of possible acquisitions both on our operations and on our reported operating results due to associated accounting charges;

       -      technical difficulties or service interruptions;

       - the amount and timing of costs relating to changes in the size or composition of our panel; and

       - the amount and timing of operating costs and capital expenditures relating to expansion of our business, including our planned international expansion.

       Many of these factors are beyond our control. We cannot assure you that our revenues will increase in proportion to the increase in advertising on the Internet, or at all. In addition, we cannot assure you that advertising on the Internet will continue to grow at forecasted levels, or at all. A substantial portion of our current and future costs are fixed. If our revenues fall short of expectations, we may not be able to adjust our fixed expenses to compensate for this shortfall on a timely basis. Further, as a strategy for remaining competitive, we may have to make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

       Due to these factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful. Therefore, you should not rely on these comparisons as indicators of our future performance. We also cannot assure you that we will be able to:

       - sustain the rates of revenue growth we have experienced in the past;

       -      improve our operating results; or

       -      sustain our profitability on a quarterly basis.

       In addition, our operating results in future periods may be below the expectations of securities analysts and investors. If that occurs, the market price of our common stock could be materially and adversely affected.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS.

       The market for Internet audience measurement services is new and rapidly evolving. We expect competition in this market to intensify in the future. In March 1999, NetRatings and Nielsen Media Research introduced a new Web site ratings service, Nielsen//NetRatings, that competes directly with many aspects of our services. Nielsen Media Research is the leading provider of television audience measurement services in the United States and Canada. In September 1999, NetRatings also entered into a joint venture with ACNielsen Corp. to develop and maintain audience measurement panels and to market Nielsen//NetRatings' products and services in international markets. ACNielsen is a leading provider of market research, information and analysis to consumer products and services industries and is a provider of television audience measurement services outside the United States and Canada. Both Nielsen Media Research and ACNielsen have significantly more financial and other resources than do we. In light of these events, Nielsen//NetRatings has become a significant competitor. According to publicly available information, in December 1999 NetRatings completed its initial public offering.

       We face competition internationally from NetValue, a French company which has begun providing audience measurement services in Europe and has announced that it will soon begin providing such services in the United States. In January 2000, NetValue completed its initial public offering.

       We also compete indirectly with operators of site-centric and other consumer-centric measurement systems. Site-centric measurement systems measure audience visits at a specific Web site by monitoring the Web site's server. Consumer-centric systems measure the market either in a manner similar to us or qualitatively through on-line and telephonic interviews.

       In addition, we may face competition from individual Web sites that develop an independent method of measuring their own audience or from other companies that develop alternative audience measurement technologies to those already provided by us.

       Competitive pressures could have a material adverse effect on our business, results of operations and financial condition. We believe that the principal competitive factors in our market are:

       -      creating representative consumer and business panels; and

       - providing audience measurement services for the entire Internet, including the Web and proprietary online services.

       Some of our competitors have:

       -      longer operating histories;

       -      larger customer bases;

       -      greater brand recognition in similar businesses; and

       - significantly greater financial, marketing, technical and other resources.

       In addition, some of our competitors may be able to:

       -      devote greater resources to marketing and promotional campaigns;

       -      adopt more aggressive pricing policies; and

       - devote substantially more resources to technology and systems development.

       Increased competition may result in reduced operating margins, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to compete successfully against current and future competitors.

WE FACE MANY CHALLENGES IN CONNECTION WITH OUR PLANNED INTERNATIONAL EXPANSION.

       Our current strategy includes further expansion of our services to measure Internet audiences outside of the United States. Our expansion into international markets requires management attention and resources. The international markets for audience measurement services have historically been extremely localized and difficult to penetrate. The costs of establishing and maintaining panels in foreign countries has been and will continue to be substantial. We cannot assure you that we will be able to develop new products and services based on data obtained in those markets. We cannot assure you that we will be successful in marketing our products and services to clients in markets outside the United States. In addition, our international operations will be subject to a number of inherent risks, including:

       -      the impact of recessions in economies outside the United States;

       -      changes in regulatory requirements;

       - reduced protection for intellectual property rights in some countries;

       -      potentially adverse tax consequences;

       -      economic and political instability; and

       -      fluctuations in currency exchange rates.

       These risks may have a material adverse effect on our business, results of operations or financial condition.

WE WILL DEPEND ON STRATEGIC RELATIONSHIPS IN INTERNATIONAL MARKETS.

       The success of our international expansion will depend on our ability to:

       - recruit and maintain at-home and at-work panels that are representative of a geographic area;

       -      control costs and effectively manage foreign operations; and

       -      effectively market and sell any new products or services.

       These challenges require skills and expertise in foreign countries that we are currently developing. We believe that our success in penetrating markets outside of the United States will depend on our continued ability to develop and to maintain strategic relationships with local audience measurement or marketing research companies. This may become increasingly difficult as competition in the international markets increases. If we do not succeed in attracting or retaining strategic partners in markets outside the United States, our business, financial condition and results of operations could be materially adversely affected.

OUR MARKET IS SUBJECT TO RAPID CHANGE.

       Our market is characterized by:

       -      rapidly changing technology;

       -      evolving industry standards;

       - introductions and enhancements of competitive products and services; and

       -      changing customer demands.

       Accordingly, our future success depends on our ability to:

       -      adapt to rapidly changing technologies;

       -      adapt our services to evolving industry standards; and

       - improve the features, reliability and timeliness of our product and service offerings in response to competitive product and service offerings and evolving demands of the marketplace.

       We cannot assure you that we will succeed in addressing these issues. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require us to expend substantial amounts of capital to change our services or infrastructure. These changes may also involve new technologies that may not be measurable by our current methods.

OUR COSTS MAY INCREASE IF THE SIZE OR COMPOSITION OF OUR PANEL CHANGES.

       A significant portion of our costs consists of the expense of recruiting and maintaining our panel and collecting and processing data generated by the panel. We may, in the future, need to change the size or composition of our panel. As a result, our expenses for recruiting and maintaining our panel may increase. Our international expansion will also increase our panel related costs. This could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR INTERNAL GROWTH.

       We are currently experiencing a period of rapid expansion. We anticipate that future expansion will be necessary in order to accommodate our needs and to take advantage of new opportunities in the market for audience measurement services on the Internet. In order to succeed, we will need to attract and hire additional technical and management personnel. As a result, we expect to add key personnel in the near future to manage our expected growth. We also will need to expand our technical, finance, administrative and operations staff. We cannot assure you that current and planned personnel, systems, procedures and controls will be adequate to support our future operations. We may not be able to hire new and retain our current personnel. We also may not be able to exploit existing and potential strategic relationships and market opportunities. If we fail to effectively manage our internal growth, our business, results of operations and financial condition could be materially adversely affected.

WE DEPEND ON RENEWALS OF OUR SUBSCRIPTION BASED SERVICES.

     We have historically derived substantially all of our revenues from subscriptions for our syndicated products. In our limited history, high renewal rates have formed a foundation for our revenue growth. However, we cannot assure you we will continue to experience high renewal rates. Our subscription renewal rates may also decline as a result of a consolidation in our customer base or if a significant number of our customers cease operations. If our renewal rate percentage declines, it could have a material adverse effect on our business, results of operations and financial condition.

WE MUST FURTHER DEVELOP OUR BRAND NAME.

     We believe that maintaining and strengthening the Media Metrix brand is an important aspect of our business. Our brand name is critical in our efforts to attract clients. We believe that the importance of brand recognition will increase due to the increasing number of competitors entering the market for Internet audience measurement. Our ability to promote and position the Media Metrix brand depends largely on:

     - the success of our marketing efforts;

     - our ability to provide our customers with high quality products; and

     - our ability to secure rights to our brand name in the major markets in which we will be active.

     To promote the Media Metrix brand in response to competitive pressures, we may find it necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among our clients. Our use of the brand name "Media Metrix" in Europe has been challenged by Mediametrie, S.A., a French company which measures audiences of various media. Rather than engage in a protracted dispute, we have elected to have our European joint venture conduct business under the name "MMXI Europe." Mediametrie has also challenged our use of the domain name "mediametrix.com." If we fail to promote and maintain our brand, or incur excessive expenses attempting to promote and maintain our brand, our business, results of operations and financial condition will be materially adversely affected.

WE MAY ENCOUNTER RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT.

     Our future success depends in part on our ability to offer new products and services on a timely and cost-effective basis. In order to gain market acceptance, our new products and services must address:

     - specific industries and businesses;

     - changes in client requirements; and

     - changes in technologies.

     The process of developing and launching new products or services is inherently risky and costly. Moreover, we cannot assure you that once launched, our products and services will be accepted by our customers.

OUR SYSTEMS MAY FAIL.

     Our success depends on the efficient and uninterrupted operation of our computer and communications systems. Some servers and portions of our network are provided to us by NPD under a management services agreement. NPD also provides us with the use of mini-computers that we use to process data received from panelists. We have begun to migrate our systems to our own independent network. We expect to complete this process by the second quarter of 2000. Any failure of the current or the new networks could impede the processing of data, customer orders and day-to-day management of our business. This could have a material adverse effect on our business, results of operations and financial condition.

       Our systems and operations are vulnerable to damage or interruption from:

       -      telecommunication failures;

       -      power loss;

       -      fires;

       -      floods;
       -      physical and electronic break-ins;

       -      sabotage; and

       -      intentional acts of vandalism and similar events.

       We do not presently have fully redundant systems. Despite any precautions we take, a natural disaster or other unanticipated problems which lead to the corruption or loss of data at the NPD facility or our own facilities could result in interruptions in the services we provide. In addition, our databases are growing rapidly, and the systems currently in place may not be sufficient to handle any further expansion. This could lead to systems failure or to a corruption of our data and could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON OUR KEY PERSONNEL.

       Our future success depends on the continued services and on the performance of our senior management and other key employees, in particular the services of Tod Johnson, our Chief Executive Officer. Mr. Johnson also serves as the Chief Executive Officer of NPD. Mr. Johnson has spent a substantial portion of his time on our matters and we anticipate that he will continue to do so. However, he will not be able to devote all of his time to our affairs. As a result, Mr. Johnson's other responsibilities could divert his attention from our affairs.

       Our performance depends on our ability to retain and to motivate our key employees. The loss of the services of any of our key employees could have a material adverse effect on our business, results of operations and financial condition. We do not have long-term employment agreements with any of our key personnel. We do not maintain any "key person" life insurance policies. In addition, we are likely to need to recruit additional senior management personnel as our business grows, particularly in the international arena. Our future success depends on our ability to hire and to retain highly skilled personnel. Competition for these candidates is intense. We cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our inability to retain and attract the necessary personnel could have a material adverse effect on our business, results of operations and financial condition.

ADRELEVANCE'S SERVICES MAY NOT BE SUCCESSFUL.

       We recently acquired AdRelevance. AdRelevance only began operations in late 1998. AdRelevance's services were first commercially launched in September 1999. Our future success in the advertising tracking business depends on the acceptance of these services. We cannot be sure that these services will be widely accepted in the marketplace. In addition, AdRelevance relies on public Internet sites to gather advertising data. Those sites might cease to be available or may charge licensing or other fees for access. We may not be able to obtain an alternative or cost-effective source for these data.

WE MAY FAIL TO INTEGRATE ACQUISITIONS.

       If appropriate opportunities present themselves, we intend to acquire other complementary businesses, technologies, services or products. We currently have no understandings or agreements relating to any acquisition. We cannot assure you that we will be able to complete future acquisitions successfully or to integrate an acquired entity with our current business. An acquisition may result in unforeseen operating difficulties and expenditures. They may also require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition will be realized. We may:

       - issue additional equity securities which would dilute stockholders;

       -      incur debt;

       -      incur contingent liabilities; and

       - incur amortization expenses related to goodwill and other intangible assets.

WE DEPEND ON THE NPD GROUP, INC.

       We were originally formed as a division of NPD. Throughout our development, we have relied on services and financing provided to us by NPD. When we became an independent operating entity, we entered into a management services agreement, license agreement and services agreement with NPD. These agreements allow us to continue to use some of NPD's software and services on an as-needed basis. Under the management services agreement, NPD provides us with managerial services. Under the license agreement, we license some of NPD's technologies necessary for the operation of our services. The services agreement provides for payment of a license fee by NPD for access to information collected from our panel.

       NPD may be able to exert influence over our business and affairs due to these arrangements. Also, the loss of the services provided by NPD under the management services agreement or the loss of the license of computer software under the license agreement could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

       We regard the protection of our patents, copyrights, service marks, trademarks and trade secrets as important to our future success. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties we do business with in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps we have taken will be sufficient to protect our intellectual property from infringement or misappropriation. Moreover, others may independently develop similar or superior technologies.

       We seek to obtain the issuance of patents and the registration of our trademarks and service marks in the United States and in selected other countries. We cannot assure you that patents or trademark registrations will be issued with respect to pending or future applications or that our patents and trademarks will be upheld as valid. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are offered.

       Third parties may claim that our technologies infringe upon their proprietary rights. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grows. These claims, whether meritorious or not, could:

       -      be time-consuming;

       -      result in costly litigation; or

       -      require us to enter into royalty or licensing agreements.

       Royalty or licensing agreements might not be available on terms we find acceptable or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

       Our use of the brand name "Media Metrix" in Europe has been challenged by Mediametrie, S.A., a French company which measures audiences of various media. Mediametrie has also challenged our use of the domain name "mediametrix.com." We cannot be sure that we will not continue to have disputes with Mediametrie, S.A. or others regarding the use of our name internationally. We cannot assure you that we will be successful in reaching a settlement on terms acceptable to us nor can we predict the outcome of the dispute.

WE RELY ON TECHNOLOGY LICENSED FROM OTHERS.

       We rely on technologies that we license from third parties. We cannot assure you that these licenses will not infringe on the proprietary rights of others. We also cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms, if at all. As a result, we may need to obtain substitute technology of lower quality or performance standards or at greater cost. This could materially adversely affect our business, results of operations and financial condition.

WE MAY BE EXPOSED TO POSSIBLE LIABILITY FOR SUPPLYING INACCURATE INFORMATION TO OUR CUSTOMERS.

       We may face liability for information that we supply to customers if the information is inaccurate. The information in our databases, like that in any database, may contain inaccuracies that our customers may not accept. Any dissatisfaction by our customers with our measurement methodologies or databases would have a material adverse effect on our ability to attract new customers and retain existing customers. Our customer contracts generally provide that each customer must indemnify us for any damages arising from the use of data, reports or analyses by the customer or the performance of any consulting, analytic or other services by us. However, we cannot be certain our contract provisions provide sufficient protection. Any liabilities which we may incur because of irregularities or inaccuracies in the data we supply to our customers could materially adversely affect our business, results of operations and financial condition.

OUR PROPRIETARY RIGHTS MAY BE ADVERSELY AFFECTED BY OUR STRATEGIC PARTNERS.

       We expect to license some of our proprietary rights to strategic partners in the course of our planned international expansion. While we will attempt to ensure that the quality of our service is maintained by our strategic partners, we cannot assure you that they will not take actions that might materially adversely affect the value of our proprietary rights or reputation. This could have a material adverse effect on our business, results of operations and financial condition.

WE FACE RISKS RELATED TO STORAGE OF PERSONAL INFORMATION ABOUT OUR PANELISTS.

       We do not attempt to capture information regarding our panelists' banking, credit card or password data. This information, however, may come into our possession. Our panel data are released only in an aggregated format or in a form not identifiable on an individual basis. However, if someone penetrates our network security or otherwise misappropriates sensitive data about our panelists, we could be subject to liability. These liabilities could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, like for unauthorized marketing purposes. These claims could result in litigation and could have a material adverse effect on our business, results of operations and financial condition.

WE FACE RISKS OF INDUSTRY INITIATIVES.

       Several key industry organizations, including the Internet Advertising Bureau, the Media Ratings Council, the Advertising Research Foundation and FAST Forward, have begun initiatives focusing on appropriate standards for Internet audience measurement. Our products and services may ultimately not comply with recommended industry guidelines if we determine that compliance would not be economically feasible or otherwise not consistent with our business strategy. To the extent that our measurement approach diverges from the course of action recommended by some or all of these trade groups, our business, results of operations and financial condition could be materially and adversely affected.

WE FACE RISKS ASSOCIATED WITH POTENTIAL GOVERNMENTAL REGULATION.

       We are currently not subject to direct federal, state or local regulation or laws or regulations applicable to the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted covering:

       -      user privacy;

       -      freedom of expression;

       -      pricing;

       -      content;
       -      quality of products and services;

       -      taxation;

       -      advertising;

       -      intellectual property rights; and

       -      information security.

       The nature and effect of any proposed legislation or regulation cannot be fully determined. These could have a material adverse effect on our business, results of operations and financial condition.

       The adoption of any such legislation could also dampen the growth in use of the Internet generally and decrease its acceptance as a communications, commercial and advertising medium. Any legislation which could have any adverse effect on the growth of the Internet could decrease the demand for our services and could have a material adverse effect on our business, results of operations and financial condition.

THERE MAY BE LIMITS IMPOSED ON USES OF PERSONAL INFORMATION GATHERED USING THE INTERNET.

       Several states have proposed legislation that would limit the uses of personal user information gathered using the Internet. These regulations have required proprietary on-line service and Web site owners to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Also, the European Union has enacted its own privacy regulations that may result in limits on the collection and use of user information. Because all of our panelists consent to the retrieval of their personal data, to date these regulations and proceedings have not impacted our operations. However, we may become subject to claims arising from the information collected or used by AdRelevance in generating data for advertising tracking services.

       Changes to existing laws or the passage of new laws intended to address these issues could, among other effects:

       - create uncertainty in the marketplace that could reduce demand for our services;

       -      limit our ability to collect and to use data from our panels;

       - increase the cost of doing business as a result of litigation costs or increased service delivery costs;

       -      decrease the efficacy of Internet advertising; or

       - in some other manner have a material adverse effect on our business, results of operations and financial condition.

WE FACE UNCERTAINTY ABOUT ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS.

       If we are unable to increase our revenues as anticipated, we will need to raise additional funds. We may need additional financing sooner if we:

       -      decide to expand faster than planned;

       -      develop new or enhanced services or products ahead of schedule;

       -      need to respond to competitive pressures; or

       - need to acquire for cash complementary products, businesses or technologies.

       If we raise additional funds through the sale of equity or convertible debt securities, the value of the stock outstanding may be diluted. We may have to issue securities that may have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs. This could have a material adverse effect on our business, results of operations and financial condition.

WE MAY SUFFER AN INTERRUPTION IN OUR BUSINESS.

       Our business interruption insurance may not be adequate to compensate us fully for losses that may occur as a result of an interruption in our business. Our business, results of operations and financial condition could be materially and adversely affected if we are unable to conduct our business for an extended period of time for any reason.

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS.

       Our executive officers and directors and entities affiliated with them in the aggregate, beneficially own approximately 32% of our common stock. In particular, NPD, which is controlled by Tod Johnson, our Chairman and Chief Executive Officer, owns approximately 21.0% of our outstanding common stock. These stockholders acting together will have the ability to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination.

THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK AS A RESULT OF SHARES BEING AVAILABLE FOR SALE IN THE FUTURE.

         Sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of our equity securities. Pursuant to this prospectus, the selling stockholders may sell up to 868,756 shares of common stock. A portion of these shares will be available for sale into the public market upon the effectiveness of this registration statement. See "Selling Stockholders" for a description of an escrow agreement that will prevent the selling stockholders from selling an aggregate of 102,360 of the 868,756 shares offered by this prospectus until October 8, 2000.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE.

       Our common stock, which is quoted on the Nasdaq National Market, has experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future. The market prices of the securities of Internet-related companies have been especially volatile. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF MEDIA
METRIX.

       Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

       -      discourage potential acquisitions proposals;

       -      delay or prevent a change in control; and

       - limit the price that investors might be willing to pay in the future for shares of our common stock.

       In particular, our board of directors may issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, that our board of directors is divided into three classes which serve staggered three year terms, that stockholders may not take actions by written consent and that special meetings of stockholders may only be called by our board of directors or our Chairman. We are also subject to Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

                                USE OF PROCEEDS

       We will not receive any of the proceeds of this offering.

                          PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the Nasdaq National Market since May 7, 1999 under the symbol "MMXI." The following table sets forth the high and low closing sale prices on the Nasdaq National Market for our common stock for the calendar periods indicated.


                                                                       HIGH             LOW
                                                                            PRICE RANGE
                                                                          OF COMMON STOCK
                                                                          ---------------
YEAR ENDED DECEMBER 31, 1999:
  Second Quarter (from May 7) .....................................    $56.625         $32.000
  Third Quarter ...................................................    $69.875         $34.250
  Fourth Quarter ..................................................    $65.875         $32.500

YEAR ENDED DECEMBER 31, 2000:
  First Quarter ...................................................    $46.125          $29.00
  Second Quarter (through April 25) ...............................     $43.00         $25.000



       On April 25, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $35.50 per share. As of December 31, 1999, there were 211 holders of record of our common stock.


                                 DIVIDEND POLICY

       We have never declared nor paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operations of our business. Accordingly, we do not anticipate paying cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

       You should read the following table, which sets forth our capitalization as of December 31, 1999 with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included elsewhere in this prospectus.

Long-term debt, including current portion ....................................    $     370
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares authorized
    and none issued and outstanding ..........................................            -
  Common stock, $.01 par value, 60,000,000 shares authorized;
    19,681,999 shares issued and outstanding .................................          197
  Additional paid-in capital .................................................      202,032
  Accumulated other comprehensive loss .......................................          (83)
  Accumulated deficit ........................................................      (38,111)
  Deferred compensation ......................................................       (1,246)
                                                                                  ---------
Total stockholders' equity ...................................................      162,789
                                                                                  ---------
      Total capitalization ...................................................    $ 163,159
                                                                                  =========

       The outstanding share information is based on our shares outstanding as of December 31, 1999. This information excludes:

       - 1,198,781 shares of common stock subject to options granted under our 1998 Equity Incentive Plan and outstanding as of December 31, 1999 at a weighted average exercise price of $28.74 per share;

       - 425,780 shares of common stock subject to options granted under our earlier Stock Option Plan and outstanding as of December 31, 1999 at a weighted average exercise price of $0.81 per share;

       - 101,164 additional shares of common stock reserved for issuance under our 1998 Equity Incentive Plan; and

       - 77,520 shares of our common stock which may be issuable if AdRelevance achieves certain post-closing goals; 223,726 shares of our common stock subject to options and warrants assumed in connection with the AdRelevance acquisition; and an additional 24,841 shares of our common stock which may be issuable under these options and warrants if AdRelevance achieves certain post-closing goals.

                             SELECTED FINANCIAL DATA

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

       The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our Consolidated Financial Statements and notes thereto included elsewhere in this prospectus. The financial statements for the period from inception through December 31, 1995 are based on operations of PC Meter, our predecessor, while it was still a division of NPD. The financial statements for the year ended December 31, 1996 are those of PC Meter and include three months of operations during which PC Meter was a division of NPD. The pro forma data give effect to our acquisition of AdRelevance as if it took place on January 1, 1999.

                                                     PERIOD FROM
                                                      INCEPTION                                                       PRO FORMA
                                                       THROUGH                  YEAR ENDED DECEMBER 31,               YEAR ENDED
                                                     DECEMBER 31,  -------------------------------------------------  DECEMBER 31,
                                                         1995          1996       1997          1998         1999         1999
STATEMENT OF OPERATIONS DATA:
  Revenues .....................................       $      -     $  1,033     $  3,188     $  6,331     $ 20,500    $ 20,503
  Cost of revenues .............................            140        1,744        3,463        4,121       10,291      10,291
                                                       --------     --------     --------     --------     --------    --------
  Gross profit (loss) ..........................           (140)        (711)        (275)       2,210       10,209      10,212

  Operating Expenses:
    Research and development ...................             86          588          866        1,382        5,044       5,862
    Sales and marketing ........................             45          929        2,022        2,888        9,117       9,341
    General and administrative .................            101        1,148        1,516        2,715        6,756       7,644
    Amortization of deferred compensation
      and other stock-based compensation .......              -            -            -          369        1,060       1,981
    Amortization of intangibles ................              -            -            -          479        7,312      20,894
    Acquired in-process research and development              -            -            -        1,600        6,800       6,800
                                                       --------     --------     --------     --------     --------    --------
  Total operating expenses .....................            232        2,665        4,404        9,433       36,089      52,522
                                                       --------     --------     --------     --------     --------    --------

  Loss from operations .........................           (372)      (3,376)      (4,679)      (7,223)     (25,880)    (42,310)
  Minority interests ...........................              -            -            -            -        1,689       1,689
  Interest and other income, net ...............              -            -           95           65        2,283       2,279
                                                       --------     --------     --------     --------     --------    --------
  Net loss .....................................           (372)      (3,376)      (4,584)      (7,158)     (21,908)    (38,342)
  Preferred stock dividends ....................              -            -         (290)        (314)        (109)       (109)
                                                       --------     --------     --------     --------     --------    --------
  Net loss applicable to common stockholders ...       $   (372)    $ (3,376)    $ (4,874)    $ (7,472)    $(22,017)   $(38,451)
                                                       ========     ========     ========     ========     ========    ========

  Basic and diluted net loss per common share
    applicable to common stockholders ..........       $  (0.06)    $  (0.52)    $  (0.75)    $  (0.98)    $  (1.34)   $  (2.27)
                                                       ========     ========     ========     ========     ========    ========
  Shares used in the calculation of basic and
    diluted net loss per share applicable to
    common stockholders                                   6,523        6,523        6,523        7,619       16,445      16,973


                                                                     At December 31,
                                              ------------------------------------------------------------------
BALANCE SHEET DATA:                               1996               1997               1998              1999
  Cash, cash equivalents and
    marketable securities                       $    583           $  1,869           $  8,012          $112,241
  Working capital (deficit)                       (2,478)               (47)             1,057           102,806
  Total assets                                     1,213              2,787             16,060           178,844
  Due to NPD                                       2,782              1,284              4,706               444
  Preferred stocks                                     -              8,366              4,680                 -
  Total stockholders' equity (deficit)            (2,478)            (8,274)             2,622           162,789

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion of our financial condition and results of operations with the financial statements and the notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OVERVIEW

       We provide Internet audience measurement products and services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. We have been at the forefront of the development and coordination of technology and standards needed to facilitate advertising and transactions between companies doing business over the Internet. The quality and depth of our customer base and our customer renewal rate of over 95% reflect our position as a widely accepted Internet audience measurement service. As a result of our acquisition of AdRelevance in October 1999, we now offer advertising measurement products and services to our customers.

       Our business was originally conducted as a division within NPD, a leading marketing research firm. Prior to March 1996, we were engaged primarily in product research and development. In March 1996, PC Meter, L.P., was formed to further commercialize our Internet audience measurement business in an entity separate from NPD, although NPD continued to provide PC Meter with administrative and support services and technology licenses. By July 1996, we increased the size of our panel to over 10,000 individuals and significantly increased our product offerings. In April 1997, PC Meter was merged into Media Metrix, and we raised approximately $4.0 million in a private placement to fund the expansion of our business. The assets and liabilities and related revenues and expenses of PC Meter have been reflected in our financial statements at their historical book values.

       In November 1998, we merged with RelevantKnowledge, at the time our leading competitor. In the merger, the former stockholders of RelevantKnowledge were issued 3,890,825 shares of Media Metrix common stock. Following the merger, we increased our panel size and began to integrate the best technological features from RelevantKnowledge into our systems and processes. Due to the combination, in the fourth quarter of 1998 we had considerable expenses due to costs incurred by operating two distinct panels, production systems and administrative infrastructures. In connection with the merger, we acquired $6.4 million of intangibles, which are being amortized over periods varying from one to three years.

       In October 1999, we acquired AdRelevance. The acquisition was structured as a stock-for-stock transaction valued at approximately $59.4 million. In addition, we may issue additional shares of our common stock and options and warrants having a value of approximately $4.3 million, based on the closing price of our common stock on March 31, 2000, if AdRelevance achieves certain post-closing goals. In connection with our acquisition of AdRelevance, we recognized $54.3 million of intangibles, which are being amortized over a three-year period. Also, a non-recurring in-process research and development cost of $6.8 million was expensed at the time of the acquisition.


       In connection with the formation of our European joint venture, MMXI Europe B.V., we granted to each of GfK and Ipsos an option, subject to certain conditions, to exchange their shares of MMXI Europe for shares of our common stock at any time commencing on May 7, 2000 through May 7, 2005. The aggregate maximum number of shares of our common stock that we may be required to issue in exchange for the shares of MMXI Europe will equal the then U.S. dollar equivalent of 3,825,000 Euros divided by $21.25. On April 24, 2000, 3,825,000 Euros equaled approximately $3.6 million. If GfK or Ipsos exercises its option to convert its shares in MMXI Europe into shares of our common stock, we will need to record additional goodwill in an amount equal to the difference between the then fair market value of the shares of our common stock multiplied by the number of shares we issue and the net book value of MMXI Europe attributable to GfK and Ipsos.

       Our revenues are derived from our measurement products and services. Our product offerings include both syndicated products and customized products. We sell our syndicated products on an annual subscription basis. We typically bill our syndicated clients, in advance, for up to the next twelve months of products. Since 1997, syndicated products have accounted for approximately 90% of our revenues, while customized products and services have accounted for approximately 10%. Our combined customer base increased from approximately 100 customers at the end of 1997 to more than 600 as of December 31, 1999. Of the 303 customers subscribing under annual contracts for our syndicated products and services at the end of 1998, over 95% remained customers at the end of 1999. With this high customer retention rate, we have a growing base of recurring revenues from our syndicated products and services. In addition, of the contracts renewed in 1999, we experienced an average increase in contract dollar value of over 35%.

       We recognize revenues for the syndicated products and services over the term of the related contract as services are provided. Revenues for customized products and services are recognized in the period in which the product or service is delivered.

       Our business model is based on creating multiple products and services from our core panel-based market research, technologies and databases. The core U.S. panel of 50,000 individuals under continuous measurement has been established over the past three years. We recruit individuals to become members of our panel through random digit dial (RDD) telephone solicitation. We also use direct mail to reach individuals identified within the RDD sample. We incur costs in connection with recruiting and retaining members of our panel. These costs are expensed in the year incurred. Our rate of expense growth, other than panel and production, is primarily driven by increases in headcount and sales and marketing expenditures.

       We have incurred significant losses from operations since our inception. We incurred losses from operations of $25.9 million in 1999, $7.2 million in 1998 and $4.7 million in 1997. If the merger with RelevantKnowledge had taken place on January 1, 1998 and the acquisition of AdRelevance had occurred on October 12, 1998, its date of inception, our pro forma loss from operations for 1998 would have been $26.7 million. This pro forma loss from operations includes $6.6 million of amortization of intangibles and $8.4 million of acquired in-process research and development. If our acquisition of AdRelevance had taken place on January 1, 1999, our pro forma loss from operations for 1999 would have been $42.3 million. As of December 31, 1999, we had an accumulated deficit of $38.1 million. As of December 31, 1998, we had an outstanding payable to NPD for $4.7 million under a management services agreement, $4.1 million of which was paid in January 1999. As of December 31, 1999, we had an outstanding payable to NPD for $444,000. Charges from NPD have decreased in 1999 as we have taken on the direct management of our own payroll and computer systems.

       We expect that we will incur significant expenses in the future associated with our ongoing international expansion, particularly costs associated with recruiting and maintaining panels in a number of countries. We plan on continuing to hire personnel to manage our current and anticipated international operations and on entering into joint ventures with local partners. In addition, we intend to invest heavily in further development and enhancement of our technologies and development of additional products and services.

RESULTS OF OPERATIONS

       The following table sets forth our results of operations expressed as a percentage of revenues:

                                                                      YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                            1997              1998              1999
Revenues                                                   100.0 %           100.0 %           100.0 %
Cost of revenues                                           108.6              65.1              50.2
                                                          ------            ------            ------
Gross profit (loss)                                         (8.6)             34.9              49.8

Operating expenses:
    Research and development                                27.2              21.8              24.6
    Sales and marketing                                     63.4              45.6              44.5
    General and administrative                              47.6              42.9              33.0
    Amortization of deferred compensation
      and other stock-based compensation                       -               5.8               5.1
    Amortization of intangibles                                -               7.6              35.7
    Acquired in-process research and development               -              25.3              33.1
                                                          ------            ------            ------
Total operating expenses                                   138.2             149.0             176.0
                                                          ------            ------            ------

Loss from operations                                      (146.8)           (114.1)           (126.2)
Minority interests                                             -                 -               8.2
Interest and other income, net                               3.0               1.0              11.1
                                                          ------            ------            ------
Net loss                                                  (143.8) %         (113.1) %         (106.9) %
                                                          ======            ======            ======

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       Revenues. Revenues increased 223.8% to $20.5 million for the year ended December 31, 1999 from $6.3 million for the year ended December 31, 1998. Sales of syndicated audience measurement products and services accounted for approximately 90% of revenues for each of the years ended December 31, 1999 and 1998. Sales of customized products and services accounted for the remaining revenues. The increase in revenues was due primarily to a substantial increase in the number of our customers, including customers acquired in connection with the RelevantKnowledge merger, and an increase in the amount of products and services sold to our customers. No single customer accounted for more than 10% of revenues during either of the years ended December 31, 1999 or 1998.

       Costs of Revenues. Costs of revenues consist primarily of costs associated with the recruitment and maintenance of the panel, data collection and production costs. Panel and data collection costs include costs associated with mailing and printing, incentives, help desk and associated personnel. Production costs include computer usage charges, printing, report distribution costs and personnel costs. Gross profit was $10.2 million for the year ended December 31, 1999, or 49.8% of revenues. Gross profit was $2.2 million for the year ended December 31, 1998, or 34.9% of revenues. The increase in gross profit as a percentage of revenues for the year ended December 31, 1999 over the prior period was due to an increase in revenues, without a commensurate increase in costs.

       In the year ended December 31, 1999, we invested approximately $2.5 million in recruiting panels and other start up costs in connection with our international operations in the U.K., France, Germany, Canada and Australia. However, we have not realized any significant revenues to offset against these costs, which has resulted in a lower overall gross margin for the period compared to the gross margin applicable to the U.S. operations alone for the same period.

       Research and Development. Research and development costs consist primarily of personnel and other related costs attributable to the development of new products and services. All research and development costs have been expensed as incurred. Research and development costs were $5.0 million for the year ended December 31, 1999, or 24.6% of revenues. Research and development costs were $1.4 million for the year ended December 31, 1998, or 21.8% of revenues. The increase in research and development costs as a percentage of revenues for the year ended December 31, 1999 was due primarily to increases in research and development personnel and consulting costs, including certain costs relating to our new real time meter, data warehouse and client interface systems which will be introduced in the second quarter of 2000.

       Sales and Marketing. Sales and marketing costs consist of personnel, commissions, travel and entertainment expenses, public relations costs, trade show expenses, seminars and marketing materials. Sales and marketing costs were $9.1 million for the year ended December 31, 1999, or 44.5% of revenues. Sales and marketing costs were $2.9 million for the year ended December 31, 1998, or 45.6% of revenues. The increase in absolute dollars was due primarily to the increase in sales and marketing personnel, including the addition of personnel in connection with the RelevantKnowledge merger, our acquisition of AdRelevance and our international expansion, as well as additional marketing costs. The decrease in sales and marketing costs as a percentage of revenues was due primarily to revenues increasing at a greater rate.

       General and Administrative. General and administrative costs consist primarily of personnel, lease payments for our facilities, telephone and utilities and professional services fees. General and administrative costs were $6.8 million for the year ended December 31, 1999, or 33.0% of revenues. General and administrative costs were $2.7 million for the year ended December 31, 1998, or 42.9% of revenues. The increase in absolute dollars was due to the expenses associated with becoming a public company, our international expansion and increased personnel and expansion of our office facilities, including the addition of personnel and office facilities in connection with the RelevantKnowledge merger and our acquisition of AdRelevance. The decrease in general and administrative costs as a percentage of revenues was due primarily to revenues increasing at a greater rate.

       Amortization of Deferred Compensation and Other Stock-based Compensation. Amortization of deferred compensation and other stock-based compensation of $1.1 million for the year ended December 31, 1999 and $369,000 for the year ended December 31, 1998 represents a non-cash compensation expense recorded in connection with stock options granted in 1999 and 1998 and the acceleration of the vesting provisions of certain stock options resulting in a new measurement date in 1999.

       Amortization of Intangibles. Amortization charges of $7.3 million for the year ended December 31, 1999 represent the amortization of RelevantKnowledge's panel and amortization of other intangibles acquired in our merger with RelevantKnowledge, as well as amortization of intangibles acquired in our acquisition of AdRelevance. Amortization charges of $479,000 for the year ended December 31, 1998 represent the amortization of RelevantKnowledge's panel and other intangibles acquired in the merger.

       Acquired In-Process Research and Development. In connection with the acquisition of AdRelevance, we expensed $6.8 million of acquired in-process research and development for the year ended December 31, 1999. In connection with the acquisition of RelevantKnowledge, we expensed $1.6 million for the year ended December 31, 1998. Acquired in-process research and development represents the value attributed to the technologies in development at the time of the acquisition.

       Loss from Operations. Our loss from operations was $25.9 million for the year ended December 31, 1999, or 126.2% of revenues. Loss from operations was $7.2 million for the year ended December 31, 1998, or 114.1% of revenues. Loss from operations in terms of absolute dollars was higher in the year ended December 31, 1999 due to the continued expansion of our business in the United States and internationally, the merger with RelevantKnowledge, the acquisition of AdRelevance and amortization of intangibles. The increase in loss from operations as a percentage of revenues was due to a full year of amortization of intangibles from the RelevantKnowledge merger and the write-off of acquired in-process research and development from the AdRelevance acquisition for the year ended December 31, 1999 offset by an increase in revenues relative to the increases in costs of revenues and operating costs.

       Interest and Other Income, net. Interest and other income, net of interest expense was $2.3 million, or 11.1% of revenues, for the year ended December 31, 1999, as compared to $65,000 for the year ended December 31, 1998, or 1.0% of revenues. The increase in interest and other income was due to the investment of the proceeds of our initial and secondary public offerings.

       Minority Interests. Minority interests consist of the loss related to our partners' interests in our foreign subsidiaries.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

       Revenues. Revenues increased 98.6% to $6.3 million for the year ended December 31, 1998 from $3.2 million for the year ended December 31, 1997. Sales of syndicated audience measurement products and services accounted for approximately 90% of revenues for each of the years ended December 31, 1998 and 1997. Sales of customized products and services accounted for the remaining revenues. The increase in revenues was due primarily to a substantial increase in the number of our customers and an increase in the amount of products and services sold to our customers, and, to a lesser extent, the revenues associated with RelevantKnowledge's business for the period from November 5, 1998 to the end of the year. No single customer accounted for more than 10% of revenues during the year ended December 31, 1998. One customer accounted for approximately 19% of revenues for the year ended December 31, 1997.

       Costs of Revenues. Gross profit was $2.2 million for the year ended December 31, 1998, or 34.9% of revenues. Gross loss was $275,000 for the year ended December 31, 1997, or 8.6% of revenues. The increase in gross profit for the year ended December 31, 1998 over the prior period was due to an increase in sales, including sales attributable to RelevantKnowledge's business for the period from November 5, 1998 to the end of the year, without a commensurate increase in costs. The increase in gross profit was partially offset by the costs associated with operating two panels following the RelevantKnowledge merger.

       Research and Development. Research and development costs were $1.4 million for the year ended December 31, 1998, or 21.8% of revenues. Research and development costs were $866,000 for the year ended December 31, 1997, or 27.2% of revenues. The increase in absolute dollars was due primarily to increases in research and development personnel, including the addition of personnel in connection with the RelevantKnowledge merger. The decrease in research and development costs as a percentage of revenues was due to revenues increasing at a greater rate.

       Sales and Marketing. Sales and marketing costs were $2.9 million for the year ended December 31, 1998, or 45.6% of revenues. Sales and marketing costs were $2.0 million for the year ended December 31, 1997, or 63.4% of revenues. The increase in absolute dollars was due primarily to the increase in sales and marketing personnel, including the addition of personnel in connection with the RelevantKnowledge merger. The decrease in sales and marketing costs as a percentage of revenues was due primarily to revenues increasing at a greater rate.

       General and Administrative. General and administrative costs were $2.7 million for the year ended December 31, 1998, or 42.9% of revenues. General and administrative costs were $1.5 million for the year ended December 31, 1997, or 47.6% of revenues. The increase in absolute dollars was due to the expenses associated with increased personnel, expansion of our office facilities and expenses incurred after the merger with RelevantKnowledge. The decrease in general and administrative costs as a percentage of revenues was due primarily to revenues increasing at a greater rate.

       Amortization of Deferred Compensation and Other Stock-based Compensation. Deferred compensation of $369,000 for the year ended December 31, 1998 represents a non-cash compensation expense recorded in connection with stock options granted in December 1998.

       Amortization of Intangibles. Amortization charges of $479,000 represent two months of the amortization of RelevantKnowledge's panel, which is being amortized over 12 months and other intangibles acquired in our merger with RelevantKnowledge which are being amortized over three years.

       Acquired In-Process Research and Development. In connection with our merger with RelevantKnowledge, we expensed $1.6 million of acquired in-process research and development for the year ended December 31, 1998. Acquired in-process research and development represents the value attributed to three technologies in development at the time of the merger.

       Loss from Operations. Our loss from operations was $7.2 million for the year ended December 31, 1998, or 114.1% of revenues. Loss from operations was $4.7 million for the year ended December 31, 1997, or 146.8% of revenues. Loss from operations was higher in 1998 due to the continued expansion of our business, the inclusion of two months of RelevantKnowledge losses and amortization of acquired intangibles. Loss from operations in 1998 included a $1.6 million write-off of acquired in-process research and development. The decrease in loss from operations as a percentage of revenues was due primarily to an increase in sales relative to the increases in costs of revenues and operating costs.

QUARTERLY RESULTS OF OPERATIONS

       The following is a summary of our unaudited quarterly results of operations for the years ended December 31, 1999 and 1998. You should read these quarterly data in conjunction with our audited financial statement You should not view the results of operations for any period as an indication of the results of operations for any future period.

                                                                                              QUARTER ENDED
                                                                  -----------------------------------------------------------------
                                                                     MAR. 31,            JUNE 30,        SEPT. 30,        DEC. 31,
                                                                       1998               1998             1998             1998
                                                                                           (IN THOUSANDS)

Revenues .....................................................        $  1,160         $  1,345         $  1,493         $  2,333

Gross profit .................................................             360              544              608              698

Loss from operations .........................................            (897)            (839)            (963)          (4,524)

Net loss applicable to common stockholders ...................            (928)            (913)          (1,035)          (4,596)

Basic and diluted net loss per share applicable to common
stockholders .................................................        $  (0.14)        $  (0.14)        $  (0.16)        $  (0.43)


                                                                                             QUARTER ENDED
                                                                  -----------------------------------------------------------------
                                                                      MAR. 31,         JUNE 30,        SEPT. 30,          DEC. 31,
                                                                        1999            1999             1999               1999
                                                                                             (IN THOUSANDS)

Revenues .....................................................       $  3,178         $  4,257         $  5,496         $  7,569

Gross profit .................................................          1,458            2,139            2,535            4,077

Loss from operations .........................................         (2,464)          (2,898)          (4,044)         (16,474)

Net loss applicable to common stockholders ...................         (2,466)          (2,594)          (2,629)         (14,327)

Basic and diluted net loss per share applicable to common
stockholders .................................................       $  (0.19)        $  (0.16)        $  (0.15)        $  (0.75)






                                                                               QUARTER ENDED
                                                         -----------------------------------------------------------
                                                           MAR. 31,       JUNE 30,        SEPT. 30,      DEC. 31,
                                                            1998            1998            1998          1998

Revenues .........................................         100.0  %        100.0  %        100.0  %        100.0  %

Gross profit .....................................          31.0            40.4            40.7            29.9

Loss from operations .............................         (77.4)          (62.4)          (64.5)         (193.9)

Net loss applicable to common stockholders .......         (80.1) %        (67.9) %        (69.3) %       (197.0) %


                                                                                 QUARTER ENDED
                                                         ----------------------------------------------------------
                                                           MAR. 31,       JUNE 30,       SEPT. 30,      DEC. 31,
                                                            1999           1999            1999           1999

Revenues .........................................         100.0  %        100.0  %        100.0  %        100.0  %

Gross profit .....................................          45.9            50.2            46.1            53.9

Loss from operations .............................         (77.5)          (68.1)          (73.6)         (217.7)

Net loss applicable to common stockholders .......         (77.6) %        (60.9) %        (47.8) %       (189.3) %

       Our revenues have increased in all periods presented as a result of the continuous expansion of our customer base, the sale of additional products and services to our existing customers and the release of new products and services. The quarterly results reflect the merger with RelevantKnowledge and acquisition of AdRelevance and, therefore, are not comparable to prior periods. The results for those periods include amortization of intangibles and the write-off of acquired in-process research and development in association with the merger and acquisition, a non-cash compensation expense recorded in connection with stock options and expenses due to costs incurred by operating two distinct panels, production systems and infrastructures.

       Our results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control.

LIQUIDITY AND CAPITAL RESOURCES

       Since our inception, we have financed our operations primarily through an initial investment and loan by NPD, the private placement of equity securities, RelevantKnowledge's cash on hand at the time of the merger, cash from operations and the proceeds of public offerings. On May 12, 1999, we completed the initial public offering of 3,250,000 shares of our common stock for gross proceeds of $55.3 million, and net proceeds of $49.4 million. On October 29, 1999, we completed a secondary offering of 3,000,000 shares of our common stock. Of the shares offered, Media Metrix sold 1,500,000 shares and 1,500,000 shares were sold by existing stockholders. Gross proceeds to Media Metrix were $75.8 million, and net proceeds to Media Metrix were $71.1 million.

       Net cash used in operating activities was $6.0 million for the year ended December 31, 1999, $411,000 for the year ended December 31, 1998, and $4.8 million for the year ended December 31, 1997. For the years ended December 31, 1999, 1998 and 1997, net cash used in operating activities was substantially impacted by the amount owed to NPD. The variance for 1999 compared to 1998 was primarily due to the net repayment of $4.3 million to NPD for services preformed under a management agreement, in addition to a higher net loss for the year, offset by increased non-cash charges.

       Net cash provided by (used in) investing activities was $(18.5) million for the year ended December 31, 1999, $3.1 million for the year ended December 31, 1998, and $(135,000) for the year ended December 31, 1997. For the year ended December 31, 1999, cash used in investing activities was primarily attributable to the purchase of investment securities with the proceeds from our public offerings of common stock pending the use of these proceeds for working capital purposes along with an increase in our fixed asset purchases. Cash provided by investing activities for the year ended December 31, 1998 resulted primarily from the acquisition of $3.2 million of cash in the RelevantKnowledge transaction.

       Net cash provided by financing activities was $114.8 million for the year ended December 31, 1999, $3.5 million for the year ended December 31, 1998 and $6.2 million for the year ended December 31, 1997. Cash provided by financing activities for the year ended December 31, 1999 resulted from the receipt of $120.5 million from proceeds of our public offerings, plus $1.3 million in proceeds received from the exercise of warrants and stock options, offset by the redemption of our redeemable preferred stock for $4.8 million and repayment of long-term debt of $2.3 million. Cash provided by financing activities for the year ended December 31, 1998 resulted from the $1.5 million proceeds from the exercise of the warrants and the receipt of $2.0 million on December 31, 1998 relating to the sale of common stock in January 1999.

       As of December 31, 1999, we had $97.4 million of cash and cash equivalents and $14.9 million of marketable securities. As of December 31, 1999, our principal commitments consisted of accrued obligations under our agreements with NPD in the amount of $444,000. We expect to invest at least an additional $20 million over the next year in our international operations and in improvements in our technology and data delivery systems.

       Although we have no material commitments for capital expenditures, management anticipates that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel, including in connection with the ongoing separation of our systems from those of NPD. We currently anticipate that we will continue to experience growth in our operating expenses for the foreseeable future and that operating expenses will be a material use of our cash resources.

IMPACT OF YEAR 2000

       In prior years, we discussed the nature and progress of our plans to become ready for the Year 2000. In late 1999, we completed the remediation and testing of our systems. As a result of those planning and implementation efforts, we did not experience any significant disruptions in our essential information technology and non-information technology systems. We believe that our systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems or the products and services of third parties. We will continue to monitor our essential computer systems and applications and those of our suppliers and licensors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

       The carrying values of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximate fair value because of the short maturity of these instruments.

       We have historically had very low exposure to changes in foreign currency exchange rates, therefore we have not used derivative financial instruments to manage foreign currency fluctuation risk. We conduct business on a worldwide basis through our international subsidiaries. As we continue to expand globally, the risk of foreign currency exchange rate fluctuation may increase. Therefore, in the future, we may consider utilizing derivative instruments to mitigate such risks. Currently, we manage our level of exposure by denominating international sales and payment of related expense in the foreign subsidiaries' local currency.

RECENT DEVELOPMENTS

       On April 17, 2000, we reported revenues of $10.2 million for the three months ended March 31, 2000, a 35% increase compared to revenues of $7.6 million for the three months ended December 31, 1999 and a 221% increase compared to revenues of $3.2 million for the three months ended March 31, 1999.

       Net loss applicable to common stockholders was $8.1 million, or $0.41 per share, for the three months ended March 31, 2000, compared to $14.3 million, or $0.75 per share, for the three months ended December 31, 1999, and $2.5 million, or $0.19 per share, for the three months ended March 31, 1999.

                Condensed Consolidated Statement of Operations
              (Unaudited, in thousands except for per share data)

                                                                                    Three Months Ended
                                                                                        March 31,
                                                                                    2000          1999
Revenues                                                                          $ 10,204     $  3,178
Costs of revenues                                                                    4,411        1,720
                                                                                  --------     --------
Gross profit                                                                         5,793        1,458
Operating expenses:
  Research and development                                                           2,916          681
  Sales and marketing                                                                4,129        1,335
  General and administration                                                         3,089        1,049
  Amortization of deferred compensation
    and other stock-based compensation                                                 282          108
  Amortization of intangibles                                                        5,565          749
                                                                                  --------     --------
Total operating expenses                                                            15,981        3,922
                                                                                  --------     --------
Loss from operations                                                               (10,188)      (2,464)
Minority Interests                                                                     478           --
Interest income, net                                                                 1,601           80
                                                                                  --------     --------
Net loss                                                                            (8,109)      (2,384)
Preferred stock dividends                                                               --          (82)
                                                                                  --------     --------
Net loss applicable to common stockholders                                        $ (8,109)    $ (2,466)
                                                                                  ========     ========
Weighted average share outstanding                                                  19,718       13,296
                                                                                  ========     ========
Net loss per share applicable to common
  stockholders                                                                    $  (0.41)    $  (0.19)

                               Media Metrix, Inc.
                      Condensed Consolidated Balance Sheet
                           (Unaudited, in thousands)

                                                                           March 31, 2000      December 31, 1999
                                                                           --------------      -----------------
Current assets:
   Cash and short term investments                                            $101,758             $112,241
   Accounts receivable, net                                                      8,968                5,993
   Prepaid expenses and other                                                      589                  454
                                                                              --------             --------
Total current assets                                                           111,315              118,688
Property and equipment, net                                                      8,461                5,308
Intangibles, net                                                                54,610               52,948
Minority interests                                                                 964                1,617
Other assets                                                                       452                  283
                                                                              --------             --------
Total assets                                                                  $175,802             $178,844
                                                                              ========             ========
Current liabilities:
   Accounts payable and accrued
     liabilities                                                              $ 11,585             $ 10,560
   Advance billings                                                              7,038                5,126
   Other current liabilities                                                       202                  196
                                                                              --------             --------
Total current liabilities                                                       18,825               15,882
Long-term debt                                                                     120                  173
Total stockholders' equity                                                     156,857              162,789
                                                                              --------             --------
Total liabilities and stockholders'
   equity                                                                     $175,802             $178,844
                                                                              ========             ========

                                    BUSINESS

INTRODUCTION

       Media Metrix is a leading provider of Internet and digital media measurement products and services. We measure usage of the entire digital landscape, including its largest segments: the World Wide Web, proprietary online services like America Online, software, instant messaging applications and other digital applications. In January 1996, we released the first World Wide Web Audience Measurement report. Today, we offer a range of Internet audience, e-commerce, advertising, and technology measurement services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. Our products and services enable the continued growth and development of the Internet by providing third-party measurement data that our customers rely on to make critical business decisions. Our data are used to buy, sell and plan advertising, support marketing and commerce initiatives, assess partnerships and distribution strategies and analyze competitors.

       We collect Internet audience data by measuring Internet usage from representative samples, or panels, of personal computer users with our proprietary tracking technology. We maintain large panels of randomly selected individuals, reporting Internet usage at home and at work. Panelists are randomly recruited to participate in the Media Metrix sample. They are required to fill out a detailed questionnaire to provide background demographic information at the individual and household level. Panelists download and install our tracking software onto their PCs. The tracking software tracks all PC usage at the individual user level. The tracking software follows the panelists, page-by-page, minute-by-minute, click-by-click, as they use their PCs. We collect these usage data from the panelists' personal computers and transmit them to our data collection center for processing. The data are used to construct several databases, and they provide the foundation for our products and services.

       As a result of our acquisition of AdRelevance in October 1999, we offer Internet advertising measurement products and services. AdRelevance specializes in the automated retrieval and analysis of online advertising. Using intelligent agent technology, the AdRelevance system scours the Internet, retrieving advertisements. Upon retrieval, ads are analyzed, classified and added to the AdRelevance database, providing advertisers, agencies and publishers with marketing intelligence, including when, how and how much their competitors are marketing and advertising on the Internet. AdRelevance operates as a wholly owned subsidiary of Media Metrix.

INDUSTRY BACKGROUND

       GROWTH OF THE INTERNET

       The Internet has emerged as a global medium that allows millions of people worldwide to obtain information, communicate and conduct business electronically. International Data Corporation, or IDC, estimates that the largest segment of the Internet - the World Wide Web - will grow from approximately 142 million users in 1998 to approximately 500 million users by the end of 2003. The continued growth in Internet usage will be driven by:

  - the large and growing number of personal computers installed in homes and offices;

  -    easier, faster, more reliable and less expensive access to the Internet;

  -    the quality and quantity of content on the Internet;

  - the increase in commerce activity - for a wide array of products and services - via the Internet; and

  -    improvements in network infrastructures.

       Growth of Internet Advertising and Electronic Commerce

       The unique interactive nature of the Internet has led to its rapid emergence as a compelling vehicle for advertisers and marketers. The Internet offers advertisers the ability to target:

  -    people with specific sets of interests;

  -    users with desirable demographic characteristics; and

  -    populations within specific regions, localities or countries.

       The Internet also gives marketers the potential to:

  -    establish dialogues and individual relationships with customers;

  -    receive direct feedback on their advertising;

  - quickly and cost-effectively adapt their advertising to respond to customer feedback; and

  -    reach broad, global audiences.

       The growing adoption of the Internet also represents an enormous opportunity for marketers to conduct business over the Internet. Electronic commerce, or e-commerce, via the Internet can provide a marketer with a fast, inexpensive and convenient channel to reach customers. As business and consumer acceptance of e-commerce grows, advertisers and marketers are increasingly using the Internet to attract and retain customers, as well as complete transactions with those customers.

       The growth in Internet advertising spending will ultimately depend on the ability of advertisers to plan their advertising expenditures by using reliable data that demonstrate audience size and the value of Internet advertisement placement. Timely audience and advertising measurement data have emerged as "must have" information. This information enables the buying and selling of advertising and sponsorship support. Additionally, reliable Internet audience measurement data are key drivers of the e-commerce industry because they enable Internet marketers to analyze consumer behavior and focus their Internet investments.

              The Need for a Measurement Standard

       Traditional media - including television, radio and print - are largely supported by advertising spending. A principal element that drives the growth of advertising in all media is the availability of audience measurement data, or ratings. In each medium, a single standard of audience measurement has emerged. For over 40 years, Nielsen's estimates of television audience size and composition have served as the standard for audience measurement of national and local television advertising in the United States. Arbitron serves as the radio audience measurement standard, and MRI serves as the magazine readership measurement standard. These third-party standards provide the uniform basis of measurement which advertisers, media companies, advertising agencies and the financial community rely on to make critical business decisions.

       As advertising and e-commerce continue to grow on the Internet, a standard for Internet audience measurement will emerge which will:

  - measure a large and representative panel of Internet users - on a global basis;

  - provide comprehensive measurement, including the World Wide Web, proprietary online services like America Online, T-Online (Germany), and NiftyServe (Japan);

  -    measure Internet audiences both at home and at work; and

  - be unbiased and independent from advertisers, content providers and marketers.

       As in traditional media, an independent standard of audience measurement must be adopted by advertisers and marketers on the Internet. In traditional media, this standard may vary from country to country because goods and services are generally marketed on a national basis. However, on the Internet, customers will demand a worldwide standard because the Internet is a truly global marketplace. A significant business opportunity exists for the company that provides this standard.

STRATEGY

       Our goal is to become the accepted global standard for Internet audience, e-commerce and advertising measurement. We intend to achieve this goal through the following strategies:

       CONTINUE OUR INDUSTRY LEADERSHIP. We expect to continue our history of innovation as the pioneer of Internet audience measurement. We plan to continue to develop our market-leading technology and leverage our panel and audience and advertising databases to develop broader and more in-depth products and services. We plan to remain at the forefront of change in the industry by continuing to work closely with our customers and with key trade associations and non-profit organizations to establish standards for Internet audience and advertising measurement.

       RAPID INTERNATIONAL EXPANSION. We believe there is an opportunity to establish Media Metrix products and services as the global standard for Digital Media measurement. Unlike most media, which are delivered to a national or local market, the Internet is the first medium that is regularly delivered to a worldwide audience. Over the next five years Internet advertising spending growth rates worldwide are projected to exceed spending growth rates in the United States alone. These factors will drive the need for a truly global Internet audience measurement standard. Media Metrix is responding to the demands of its customers to provide reliable Internet audience measurement data in key non-U.S. markets - providing global measurement for a global medium. We have expanded our audience measurement operations into the U.K., France, Germany, Sweden, Australia, Canada and Japan. We intend to leverage our proprietary panel methodology, technology and brand recognition to become a supplier of Internet audience measurement services on a worldwide basis. We intend to continue expanding our presence in the international marketplace, either directly or through strategic partnerships with leading local panel-based marketing and media research companies.


       EXPAND AND INCREASE PENETRATION OF OUR CLIENT BASE. We will continue to add new customers, build on our successful client retention strategy, and further expand our existing customer relationships. We have historically retained substantially all of our client base from year to year. Of our customers under contract at the end of 1999, over 95% remained customers at the end of the first quarter of 2000. On average, contracts renewed during the first quarter of 2000 were renewed at a dollar value 40% greater than that of the prior contract. We anticipate expanding our client base as Internet advertising spending and e-commerce transactions increase - driving increased demand for audience measurement data among the growing number of Internet related businesses and advertisers.


       DEVELOP PRODUCTS TO ACCELERATE E-COMMERCE GROWTH. We believe that the success and growth of e-commerce, like Internet advertising, will be driven largely by the availability of comprehensive and reliable quantitative and qualitative data. These data must provide key statistics for evaluation of e-commerce businesses and business strategies. We have developed, and are working with clients to continue developing, products that enable clients to target Internet users most likely to engage in e-commerce by providing behavioral and demographic data on people who purchase products, actively shop, or merely click on to a particular e-commerce site. We currently offer a syndicated Online Shopping Report, as well as custom Shopping Referral and Buying Reports. Our Q-Metrix Report provides qualitative data about online shopping behavior, and is linked with actual Internet usage. In addition, the AdRelevance service increases the depth of Media Metrix' e-commerce product by offering data on advertising placement and expenditures - as well as creative components - by e-commerce marketers.

       DEVELOP NEW PRODUCTS AND SERVICES. In addition to e-commerce related products, we intend to continue to develop new products and services to meet the growing needs of our customer base by continued leverage of our core audience measurement database to provide additional products and services. These products include qualitative reports, local market data, hardware and software reports and custom products and services. We also intend to continue with the development of the AdRelevance service, by adding additional data and functionality to the service. As of December 31, 1999, we employed 35 people in research and development. We intend to expend significant additional resources to expand new product development efforts.

AUDIENCE MEASUREMENT METHODOLOGY

       We collect our data with high quality technologies and methodologies that have been developed from a strong background in technology and panel recruitment and management.

       Audience Measurement Methodology. The Media Metrix panel is a high quality, representative sample of personal computer users, including at-home and at-work users. We recruit panelists by random digit dial (RDD) telephone solicitation. We also use direct mail to reach individuals within the RDD sample frame. The panel currently consists of over 50,000 individuals under continuous measurement in the United States and 20,000 individuals under measurement beyond U.S. borders. In connection with our panel recruitment process, each panelist is required to fill out a detailed questionnaire, providing background demographic information including age, gender, household income, geographic location, level of education, size of household and job classification.

       Our proprietary metering system, or meter, is a software application installed on a panelist's personal computer. It monitors activity of the personal computer's operating system and browser. The meter passively records what users do on their personal computers on a second-by-second basis, including:

       -      the start and stop time of each activity;

       -      the application in use;

       -      detailed usage activity for proprietary online services; and

       -      page-by-page viewing on the Internet.

       We collect the data we need for our products and services without any agreement or arrangement with operators of Web sites or operators of proprietary online services like America Online. Because we measure our panelists' computer usage and not activity at a particular Web site or proprietary service, no agreements with the operators of Web sites or online services are necessary.

       Once the meter has collected the data from the panelist's personal computer, data are transmitted to our offices for processing either via disk or via automatic transfer over the Web. We began introducing a new version of our metering software in August 1999. The new meter captures additional details of Internet usage to accurately report audience behavior of emerging media such as streaming audio and video. This version also provides real time transmission of data on usage. We have launched our operations in Canada and Australia using the new meter and began fully converting the U.S. panel to the new meter in the first quarter of 2000. The latest version of our meter also allows us to automatically update the software via the Internet, with no action required on the part of our panelists. We also collect data via questionnaires distributed through direct mail and over the Web. We utilize our own software to collect information on hardware configurations and software installations of our panelists.

       The statistical quality of the information that we collect is a function of minimizing both sampling error and measurement error. Sampling error is a function of the size and quality of the sample. Measurement error is a function of the scope of the universe under measurement and the quality of our meter for comprehensive data collection. We minimize sampling error by maintaining a large panel. We minimize measurement error by measuring all Internet usage, including the Web, proprietary online services like America Online, and all other activity on our panelists' personal computers.

       Data analysis and report generation and delivery. Data retrieved from the meter are transmitted or downloaded to file servers and then combined with those of all the other panelists. The data are then used to construct several databases, which we use to provide our reports. We deliver our reports in one or more of the following formats: via proprietary Web-based delivery systems; e-mail; computer disk or hard copy.

ADVERTISEMENT MEASUREMENT METHODOLOGY

       Media Metrix' AdRelevance technology systematically and continuously searches commercial Web sites and captures detailed data about advertising banners, promotions, sponsorships, text links and rich media. AdRelevance's intelligent agent technology searches over 3,000 Web sites and sub-sites daily and evaluates 40 million page views per month to provide in-depth advertising tracking information. Once captured, the data are warehoused, classified and statistically analyzed.

       By using the AdRelevance technology, our customers can query the AdRelevance database and generate Web-based reports on demand. This enables customers to monitor competitors' marketing activities, plan more effective online campaigns and evaluate campaigns in real time. Customers can gain access to up-to-date intelligence about their competitors' online marketing communications programs, enabling them to quickly and easily compare and report information by a wide range of criteria including advertiser, product, message, type, industry, location, technology and creative content.

PRODUCTS AND SERVICES

       We offer a broad range of Internet audience, e-commerce, advertising, and technology measurement services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. Our data are used to buy, sell and plan advertising; support marketing and commerce initiatives; assess partnerships and distribution strategies and analyze competitors.

       INTERNET AUDIENCE MEASUREMENT PRODUCTS AND SERVICES. Our principal audience measurement products and services are derived from data collected from our panel and stored in our core databases, which we use to produce the following:

  -    syndicated Internet audience measurement reports and services;

  -    custom Internet audience measurement reports and services; and

  -    e-commerce measurement reports and services.

Syndicated products. We provide syndicated Internet audience measurement products and services as our core business. Our key syndicated products consist of:


PRODUCT                        DESCRIPTION
The Web Report                 Our flagship syndicated audience measurement product contains the following two components:
                               - The Key Measures Report: provides measures for all reportable Web sites, categorized within major sectors.
                               Key measures include:
                                 - unique visitors;
                                 - the percentage of the total Web audience in a month that could be reached via each reported Web site, commonly referred to as reach;
                                 - average usage days per user;
                                 - average unique Web pages visited per day and per month;
                                 - age and gender composition; and
                                 - demographic composition.
                               - The Trend Report: provides information on trends within the sectors in the Key Measures Report for a six-month period. One section of the Trend Report includes trends over a three-month period for key measures. Another section provides an alphabetical listing of over
                               10,000 measured Web sites and properties and the reach trends for each during the relevant six-month period.

The Digital Media Report       Provides measurement of audience usage of proprietary online services like America Online, instant messaging applications like ICQ and other proprietary services like Juno, as well as all information collected in the Web Report. Allows for the comparison of all
                               Digital Media. Measures reported include:
                                 - unique visitors;
                                 - reach;
                                 - usage days per person;
                                 - minutes per usage day and per month; and
                                 - age and gender composition.

The Local Market Report        Tracks national and local market reach, demonstrating how national and local Web sites perform within each of 38 top local markets.

Q-Metrix                       Provides information linking our "metered" Internet usage behavior to consumer media habits, product and service usage, lifestyle characteristics and demographics. Key subject areas covered include:
                                 - television, radio and newspaper habits;
                                 - Internet shopping behavior;
                                 - banking and credit card activity;
                                 - electronic products purchased and owned;
                                 - lifestyle experiences;
                                 - automotive and travel patterns; and
                                 - hobbies and sports.

The Ad Network Report          Details reach, frequency and demographic information across ad sales networks and other ad- supported networks like DoubleClick, 24/7
                               Media, Flycast, LinkExchange and AdSmart. The measures reported include the full network reach and reach of those Web pages where ads have been served.

Weekly Flash                   Provides weekly audience data, indicating average daily unique visitors over the course of the week.

Customized services, reports and analyses. We leverage our vast database of information on Internet usage and technology usage to provide clients with a broad range of special services, reports and analyses, including the following:

PRODUCT                        DESCRIPTION
Vertical MarketReports         Report in-depth information on Web site performance within a specific industry sector or vertical market.

Retention Analyses             Report the percentage of audience that visits a Web site during a particular month and returns during following months.

Usage Reports                  Segment Web and Web site traffic into heavy, medium and light usage groups and compare behavior, usage pattern and demographics.

Site Content Reports           Analyze specific user-defined content areas, or channels, within a
                               Web site and report on all items in the Key Measures Report.

Personal ClickStream Reports   Report actual click-by-click, page level behavior of a sample of users within a particular Web site as well as their behavior across the entire Web.

Traffic Referral Reports       Report a summary of Web sites that users visit just prior to visiting a particular Web site and indicate where they go after exiting the site.

Site Interaction Reports       Quantify the degree to which a Web site shares audience with other
                               Web sites and properties, detailing exclusive and duplicated audience share.

E-commerce measurement services. We derive e-commerce measurement products and services using the same database we use for our audience measurement products and services. Our key products consist of:

PRODUCT                        DESCRIPTION

The Online Shopping Report     Tracks online shopping activities across more than 500 Internet sites within 18 categories, as well as the AOL Shopping Channel. Key measures include:
                               - engaged shoppers, defined in general as users who spend more than three minutes on a Web site;
                               - engaged shoppers relative to each Web site's unique visitor count;
                               - share of engaged shoppers by Web site;
                               - repeat shop count; and
                               - site-specific demographic profiles by key shopping measures.

Shopper Referral Reports       Custom  reports on the sites that are delivering engaged shopper site traffic to other sites.

       ADVERTISING MEASUREMENT PRODUCTS. We offer advertising measurement products and services through our AdRelevance subsidiary. AdRelevance tracks competitive online advertising and advertiser data for eight broadly defined categories including automotive, computer hardware, computer software, telecommunications, financial services, travel, eRetailing and ePublishing. We currently report on over 100,000 unique advertisements and 5,000 advertisers. The data are reported via a Web-based computer interface system featuring the following data points:

  -  Report data by:
     - advertiser: company, product, class or customizable group;
     - Web location: genre, Web site, sub-site or customizable group;
     - creative: message type (brand, promotion, price, etc.), technology or size; and
     - time period: most recent week, month or customizable time period.
  -  Measures:
     - impressions;
     - spending (based on rate card); and
     - unique advertisements.

       TECHNOLOGY USAGE MEASUREMENT REPORTS. Our meter captures data on all software applications used each time a panelist logs onto his or her computer. The meter also captures data on all hardware configurations and software availability on the user's computer. We use these data to compile reports on technology usage for companies that develop and market hardware and software applications and for Web sites that seek to understand the technical specifications of their visitors' computer systems.

PRODUCT                        DESCRIPTION
HardScan Report                HardScan, SoftScan and SoftUsage Reports provide details on hardware ownership,
SoftScan Report                peripheral ownership, branding information, installed applications and system software,
SoftUsage Report               including Internet browsers, and use of software applications. The analyses in the
Linkage Reports                Linkage Reports and the US Consumer PC Report provide a unique look at the
US Consumer PC Report          relationships between hardware, software, media, ownership and usage.


INTERNATIONAL OPERATIONS

       We believe that the ability to offer Internet audience measurement data for non-U.S. markets will be a critical element in the Internet audience measurement market. Having established our business model in the United States, we have begun our international expansion efforts. In September 1999, we entered into a joint venture with two of the leading European media research and marketing information services companies, GfK AG (based in Germany) and Ipsos S.A. (based in France), to form MMXI Europe B.V. In connection with our acquisition of MMXI Nordic in March 2000, SIFO Group AB (based in Sweden) became an indirect shareholder in MMXI Europe, owning 8.0%. We now own 50.1%, GfK owns 19.9% and Ipsos owns 22.0% of MMXI Europe. Under the umbrella of MMXI Europe, we formed subsidiaries in each of the United Kingdom, France and Germany. In conjunction with our joint venture partners, we have begun to recruit panelists in each of these countries. As of December 31, 1999, we had approximately 8,500 people under measurement in these three countries. We began collecting audience data on Internet usage in each of these markets in June 1999 and have released syndicated data since October 1999. We have entered into a technology agreement under which we have contributed our technology to MMXI Europe for use in Europe, excluding Sweden, Denmark, Norway and Finland. Along with GfK and Ipsos, we will also provide certain management services to MMXI Europe and each subsidiary of MMXI Europe.

       In December 1999, we formed Media Metrix Japan to implement a service in Japan using the Kanji version of our meter. We have hired a chief executive officer to lead the business in Japan and began recruiting a panel in the first quarter of 2000.

       In January 2000, we entered into a joint venture with ComQUEST Research, Inc., to launch Media Metrix Canada. ComQUEST is a wholly owned subsidiary of BBM Bureau of Measurement, an industry co-operative owned by Canadian broadcasters, advertisers and advertising agencies. We own 90% of Media Metrix Canada and ComQUEST owns 10%. Panel recruitment has begun, and as of December 31, 1999, we had approximately 2,000 people under measurement in English speaking Canadian provinces.

       In March 2000, we completed the acquisition of the Internet audience measurement business operated by SIFO Group AB in Sweden. The business has been operated pursuant to a license between us and SIFO entered into in 1998 covering Sweden, Norway and Finland. The new company, MMXI Nordic, measures Internet audiences in Sweden and Denmark as a wholly owned subsidiary of Media Metrix. MMXI Nordic has approximately 5,100 people under measurement. As a part of this acquisition, we also acquired the site-centric measurement business operated by SIFO, known as NetCheck. We have granted MMXI Europe an option to purchase MMXI Nordic from us at a future time.

       In March 2000, we entered into a joint venture with AMR Interactive Pty. Ltd., a leading new media market research firm based in Australia, to create Media Metrix in Australia and New Zealand. The joint venture will provide the first third-party, meter-based Internet and Digital Media audience measurement products and services for Australia and New Zealand. We own 51% of Media Metrix in Australia, and AMR Interactive owns 49%. As of December 31, 1999, Media Metrix in Australia had approximately 1,800 people under measurement. We have released monthly data covering Australia since December 1999.

CUSTOMERS

       We ended the first quarter of 2000 with 752 customers who use our data for planning, buying and selling advertising; developing e-commerce strategies; understanding consumer behavior; gaining competitive market intelligence; and analyzing investment decisions. Our customers are typically leaders in their respective fields, and include the following:

CLIENT SECTOR                  TYPICAL CLIENTS
Media Organizations            All of the top 20 Internet properties, including America Online, Buena Vista/Disney,
                               Excite@Home, Infoseek, Lycos, Time Warner, ZDNet, CNET, AltaVista, XOOM.com,
                               About.com and Yahoo!/GeoCities

Advertising Agencies           Interpublic Group, J. Walter Thompson, Modem Media . Poppe Tyson, Omnicom and
                               Young & Rubicam

Advertisers and Marketers      Amazon.com, CDnow, eBay, British Airways, Nabisco, Bristol Myers, Squibb and
                               General Motors

Technology Companies           AT&T, Compaq, GTE, Hewlett-Packard, IBM and Microsoft

Financial Community            Fidelity, Goldman Sachs and Morgan Stanley Dean Witter


       We typically enter into 12-month or longer subscription contracts with our customers, some of whom are covered by multi-client master contracts with parent corporations, like Time Warner and Buena Vista/Disney, to provide standard, syndicated products and services or customized reports and analyses. It is typical for our customers to initially purchase one of our standard products and to upgrade over time. Of our customers under contract at the end of 1999, over 95% remained customers at the end of the first quarter of 2000. On average, contracts renewed during the first quarter of 2000 were renewed at a dollar value over 40% greater than that of the prior contract. No customer accounted for greater than 10% of our revenues in 1999 and 1998. One customer accounted for 19% of our revenues in 1997.


SALES AND MARKETING

       We sell and market our products through our direct sales force, which was comprised of 38 sales representatives in the United States as of December 31, 1999. A portion of the sales force is focused on new sales, developing relationships with new customers. The balance of the sales force is dedicated to servicing and maintaining existing accounts, and introducing new Media Metrix products and services to our current customers. The U.S. sales force operates out of our New York, San Francisco, Seattle and Atlanta offices. We also maintain international sales offices in London, Paris, Nurnberg, Sydney, Toronto, Tokyo and Stockholm. Sales representatives receive a base salary and are eligible for commissions based on sales and revenue goals.

       We support our sales efforts through marketing and brand building activities. We use public relations, user group seminars, trade shows and speaking engagements to create publicity. In addition, through targeted relationships with key media outlets, Media Metrix data are cited regularly in the national and international press, supporting press reports of Internet activity, and creating valuable exposure for our products and services.

OPERATIONS AND TECHNOLOGY

       We have built our primary data collection, retrieval and processing system based on systems and software developed by The NPD Group, Inc. Our system has been designed around industry standard data architectures. Backup procedures are built into the processing environment in order to reduce downtime in the event of outages or catastrophic occurrences. Our hardware systems are hosted at our Uniondale, New York facility, our Seattle, Washington facility, and at three offsite professionally-managed computer centers in New York, New York and Santa Clara, California.

       As of December 31, 1999, we had 35 employees dedicated to research and development. We incurred research and development expenses of $865,000 in 1997, $1.4 million in 1998 and $5.0 million in 1999. The increase in expenses in 1999 was due primarily to increases in research and development personnel and to expenditures relating to our new real-time meter, data warehouse and client interface systems. We anticipate that we will continue to devote significant resources to product development and the development of delivery technology in the future as we add new reports and databases.

INTELLECTUAL PROPERTY

       We regard the protection of our patents, copyrights, service marks, trademarks and trade secrets as important to our future success and rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We require all employees and contractors to enter into confidentiality and invention assignment agreements, and we enter into nondisclosure agreements with third parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps we have taken or will take in the future will be sufficient to protect our technology from infringement or misappropriation or to deter independent development of similar or superior technologies by others.

       We seek to obtain the issuance of patents and the registration of our trademarks and service marks in the United States and in selected other countries. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are or will be made available. We also expect to license proprietary rights such as patents, trademarks or copyrighted material to strategic partners in the course of our planned international expansion. While we will attempt to ensure that the quality of our service is maintained by such licensees, we cannot assure you that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition.

       We also rely on certain technologies that we license from third parties. We cannot assure you that these third-party technology licenses will not infringe the proprietary rights of others or will continue to be available to us on commercially reasonable terms, if at all. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

       We have been issued a patent in the United States with regard to our meter methodology (U.S. Patent No. 5,675,510). We also have patent applications pending in the European Patent office and in Australia, Brazil, Canada, Japan, Mexico, Norway and the United States.

       We have also applied for a patent in the United States and other foreign jurisdictions on the methodology for monitoring of remote data access on a public computer network which comprises the former RelevantKnowledge meter. This application is currently pending.

       Our use of the brand name "Media Metrix" in Europe has been challenged by Mediametrie, S.A., a French company which measures audiences of various media. Rather than engage in a protracted dispute, we have elected to have our European joint venture conduct business under the name "MMXI Europe." Mediametrie has also challenged our use of the domain name "mediametrix.com."

       To date, we have not been notified that our technologies infringe the proprietary rights of third parties. We cannot assure you that others will not claim that we have infringed proprietary rights with respect to past, current or future technologies. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grows. Any of those claims, whether meritorious or not, could be time-consuming, result in costly litigation or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms we find acceptable or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

COMPETITION

       The market for measurement services for Internet technologies is new, rapidly evolving and competitive. We expect that competition will intensify in the future. We compete with other providers of Internet audience measurement services, which are considered either consumer-centric measurement services or site-centric measurement services. Consumer-centric services track usage among a sample of users to provide an account of overall Internet usage behavior. Site-centric services measure activity at a single Web site and provide measurement of activity at a particular Web site. We are a consumer-centric service and compete directly with other consumer-centric measurement services and indirectly with operators of site-centric measurement systems.

       In March 1999, NetRatings and Nielsen Media Research introduced a new Web site ratings service, Nielsen//NetRatings, that competes directly with many aspects of our services. Nielsen Media Research is the leading provider of television audience measurement services in the United States and Canada. In September 1999, NetRatings also entered into a joint venture with ACNielsen Corp. to develop and maintain audience measurement panels and to market Nielsen//NetRatings' products and services in international markets. ACNielsen is a leading provider of market research, information and analysis to consumer products and services industries and is a provider of television audience measurement services outside the United States and Canada. According to publicly available information, in November 1999, NetRatings completed its initial public offering, and in December 1999, Nielsen Media Research exercised warrants to become a 54% shareholder in NetRatings. Both Nielsen Media Research and ACNielsen have significantly more financial and other resources than do we. In light of these events, Nielsen//NetRatings has become a significant competitor. Other potential competitors include PC Data, a marketing research firm that provides research on personal computer software and hardware sales, and @Plan, a consumer-centric, qualitative measurement service.

       We face competition internationally from NetValue, a French company which has begun providing audience measurement services in Europe and has announced its intention to provide such services in the United States. In January 2000, NetValue completed its initial public offering in France.

       In addition, we may face competition from individual Web sites that may develop new and independent methods of measuring their own audience. We also face competition from other companies that develop alternative audience measurement technologies to those already provided by us or our current competitors. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition.

       We believe that the principal competitive factors in our market are the ability to:

  - create high-quality, timely and reliable consumer and business panels of a sufficient size and representative nature to provide the necessary data;

  - provide measurement services of proprietary online services and Internet-related activity as well as measuring Web activity;

  - provide measurement services globally that are based on a consistent standard methodology;

  - provide accurate measurement of advertising on the Internet and other Digital Media; and

  -    establish credibility and provide a trusted independent source of data.

       Some of our competitors and potential competitors have longer operating histories, larger customer bases and greater brand recognition in other businesses and significantly greater financial, marketing, technical and other resources than we do. We also face competition in the area of development of representative consumer and business panels to provide data. In addition, other measurement services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet increases. Therefore, certain competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and diminished value in our services. We cannot assure you that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition. New technologies and the expansion of existing technologies may also increase the competitive pressures on us by enabling our competitors to offer a lower-cost service.

EMPLOYEES

       As of December 31, 1999, we had 176 full-time employees worldwide, with:

       -      35 in research and development;

       -      38 in operations;

       -      86 in sales, marketing and client service; and

       -      17 in management, administration and finance.

       Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

PROPERTIES

            Currently, we lease office space in Atlanta, Georgia, San Francisco, California, Seattle, Washington and New York, New York. We also sublease additional office space at another location in New York, New York. In addition, our operations and research and development facility is located in Uniondale, New York, which is leased to us by NPD under the terms of a management services agreement.

LEGAL PROCEEDINGS

       We are not a party to any material legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of Media Metrix, and their ages and positions, are:


NAME                                          AGE       POSITION
Tod Johnson..............................     55        Chairman of the Board, Chief Executive Officer and Director
Mary Ann Packo...........................     45        President and Chief Operating Officer
Steve Coffey.............................     44        Executive Vice President
Thomas A. Lynch..........................     39        Chief Financial Officer and Treasurer
Douglas McFarland........................     50        Senior Vice President, Sales
Andrew A. Fessel.........................     46        Senior Vice President, Audience Measurement Services
Will Hodgman.............................     40        President and Chief Executive Officer of AdRelevance
Jeffrey C. Levy(1).......................     37        Director and Vice Chairman
Michael C. Brooks(2).....................     55        Director
Stig Kry(2)..............................     71        Director
William W. Helman(1).....................     41        Director
James Mortensen(1)(2)....................     75        Director


(1)      Compensation committee member.

(2)      Audit committee member.

         Tod Johnson has been our Chairman of the Board and Chief Executive Officer since March 1997 and has been involved in managing our business since our inception as a division of NPD and then as PC Meter. He is the principal shareholder of NPD and has served as the Chairman and Chief Executive Officer of NPD since 1971. He has also served as Chairman of the Advertising Research Foundation and was the Founding Co-Chairman of the Council for Marketing and Opinion Research. Mr. Johnson earned a B.S. and an M.S. from Carnegie Mellon University.

         Mary Ann Packo has been our President and Chief Operating Officer since March 1997. She has been involved in managing our business since July 1996. She served as Executive Director of IPSOS-NFO Europe, Paris, from July 1995 to July 1996 and as Vice President of New Ventures with NFO Worldwide from July 1994 to July 1995. Prior to July 1994, Ms. Packo was the President of the Custom Services Division of NPD Canada. Ms. Packo co-founded and was President of National Yellow Pages Monitor and has served on the Board of Directors of the Internet Advertising Bureau. Ms. Packo received her B.S. from Miami University, Oxford, Ohio.

         Steve Coffey has been our Executive Vice President since 1997 and has been involved in managing our business since our inception as a division of NPD and then as PC Meter. Mr. Coffey also headed the Advanced Research and Development team at NPD from October 1994 to January 1996, where he founded and launched PC Meter. Mr. Coffey received an M.S. from Columbia Business School.

         Thomas A. Lynch has been our Chief Financial Officer since March 1997 and has been involved in managing our business since our inception as a division of NPD and then as PC Meter. He also served as Senior Vice President and Chief

Financial Officer of NPD from May 1995 to November 1998. Prior to joining NPD, Mr. Lynch was a partner at KPMG Corporate Finance in Tokyo, Japan, from 1992 to May 1995. Mr. Lynch earned a Bachelors of Commerce degree from University College Dublin, Ireland and an M.B.A. from the London Business School, England.

         Douglas McFarland has been our Senior Vice President, Sales, since February 1997. From July 1994 until joining us, Mr. McFarland was an executive vice president with FreeMark Communications. From February 1992 until July 1994, Mr. McFarland was senior vice president of Next Century Media. Prior to that time, he held various positions at Arbitron, including vice president-sales and marketing. Mr. McFarland received his B.A. from Emory and Henry College and an M.A. from Virginia Tech.

         Andrew A. Fessel has been our Senior Vice President, Audience Management Services, since September 1999. Prior to joining us, Mr. Fessel had been Director of Database and Marketing for Microsoft Corp.'s MSN worldwide Web usage and analysis team since September 1997. Prior to Joining Microsoft, Mr. Fessel had been the executive in charge of research and marketing development for Dreamworks SKG's studio operation launch team in Universal City, California since 1995. Prior to joining Dreamworks, Mr. Fessel had been Senior Vice President of research and marketing for Fox Broadcasting Company since 1985. Mr. Fessel holds a Bachelor of Fine Arts degree from the New York University Institute of Film & Television and an M.B.A. from New York University.

         Will Hodgman has been President of AdRelevance since its inception in 1998. Prior to that time, Mr. Hodgman had been General Manager of USWEB/CKS's northwest operation from 1997 to 1998. Prior to that, Mr. Hodgman had been a Senior Vice President of McCann-Erickson from 1994 to 1998. Mr. Hodgman holds a B.A. from Williams College.

         Jeffrey C. Levy has been a director and Vice Chairman since November 1998. Mr. Levy co-founded RelevantKnowledge with Timothy F.S. Cobb and served as its Chief Executive Officer from November 1996 to November 1998. He served as legal counsel at Turner Broadcasting System, Inc. from January 1995 to November 1996. From July 1992 to January 1995, he was an associate at the law firm of Dow, Lohnes & Albertson. Mr. Levy hold an A.B. from Harvard College and a J.D. from Harvard Law School.

         Michael C. Brooks has been a director since November 1998. Mr. Brooks was a director of RelevantKnowledge prior to their merger with us. He has been a general partner of J.H. Whitney & Co., a venture capital fund and one of our stockholders, since 1984. He is also a director of SunGard Data Systems, Inc., Niku Corporation, USinternetworking, Inc., VitaminShoppe.com and several other private companies. Mr. Brooks holds a B.A. from Yale College and an M.B.A. from Harvard Business School.

         Stig Kry has been a director since March 1997. Mr. Kry has been employed by Kurt Salmon Associates, Inc., a management consulting firm, since 1958, holding various positions, including Chief Executive from 1975 to 1987 and his current position as Chairman Emeritus since 1993. He is a director of Guilford Mills, Inc. and Osh Kosh B'Gosh, Inc. as well as several private companies. Mr. Kry is a member of NPD's Board of Advisors. Mr. Kry holds a degree in textile engineering from NKI, Skolan, Stockholm, Sweden.

         William W. Helman has been a director since March 1997. Mr. Helman has been a general partner of Greylock IX Limited Partnership, a venture capital fund and one of our stockholders, since 1997 and associated with Greylock since 1984. He is also a director of various privately held companies. Mr. Helman holds an A.B. from Dartmouth College and an M.B.A. from Harvard Business School.

         James Mortensen has been a director since March 1997. Mr. Mortensen has been a private consultant since 1982. He was employed by Young & Rubicam Inc. from 1957 to 1982 where he held various positions, including Chief Financial Officer, Vice Chairman and Chair of the Executive Committee. Mr. Mortensen is a member of NPD's Board of Advisors. Mr. Mortensen attended Denver University.

         Our board is divided into three classes, denominated Class I, Class II and Class III. Members of each class hold office for three-year terms which are staggered. At each annual meeting of our stockholders starting with the meeting in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve for a three-year period following their election or until a successor has been duly elected and qualified. Messrs. Levy and Mortensen are Class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Brooks and Kry are Class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Johnson and Helman are Class III directors whose terms expire at the 2002 annual meeting. The expiration of a director's term is subject in all cases to the election and qualification of his successor or his earlier death, removal or resignation. Our officers are appointed to serve at the discretion of the board.

         Our board has a compensation committee charged with recommending to the board the compensation for our executives and administering our stock option and benefit plans. The compensation committee is currently composed of Messrs. Helman, Levy and Mortensen. Our board also has an audit committee charged with recommending to the board the appointment of our independent auditors, as well as discussing and reviewing, with the independent auditors, the scope of the annual audit and results thereof. The audit committee is currently composed of Messrs. Brooks, Kry and Mortensen.

                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning all cash and non-cash compensation paid or to be paid by us as well as certain other compensation awarded, earned by and paid, during the fiscal years indicated, to our Chief Executive Officer and each of our four other most highly compensated executive officers for such periods in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                                                                                           Long-Term
                                                                              Annual Compensation                 Compensation
                                                                              -------------------                 ------------
                                                                                     Other         Securities          All
                                                                                    Annual         Underlying         Other
      Name and Principal Position          Year        Salary        Bonus       Compensation     Options/SARs    Compensation
      Tod Johnson......................    1999         ____          ____        $ 180,000(1)        ____            ____
         Chief Executive Officer and       1998         ____          ____           62,000(1)        ____            ____
         Chairman of the Board (1)         1997         ____          ____           62,000(1)        ____            ____

      Mary Ann Packo...................    1999       $175,000      $67,000          ____            50,972           ____
         President and Chief               1998        157,500       59,000          ____            43,716           ____
         Operating Officer                 1997        153,000       35,000          ____            26,091           ____

      Steve Coffey.....................    1999       $170,000      $55,000          ____            50,972           ____
         Executive Vice President          1998        145,000       54,500          ____            43,716           ____
                                           1997        130,000       35,000          ____            26,091           ____

      Thomas A. Lynch..................    1999       $165,000      $64,000          ____            65,620           ____
         Chief Financial Officer           1998         ____          ____         36,000(1)         39,366           ____
                                           1997         ____          ____         36,000(1)          2,175           ____

      Doug McFarland                       1999       $160,000      $80,000          ____            56,972           ____
         Senior Vice President, Sales      1998         154,500      42,000          ____            30,554           ____
                                           1997         150,000      30,000          ____            36,962           ____

-------------------

         (1) Compensation for Mr. Johnson's services as Chief Executive Officer and Mr. Lynch's services as Chief Financial Officer in 1998 was paid under our management services agreement with NPD. NPD was reimbursed $62,000 for Mr. Johnson's services in each of the years 1997 and 1998. NPD was reimbursed $36,000 for Mr. Lynch's services in each of the years 1997 and 1998. We pay for Mr. Johnson's services pursuant to an amended and restated management services agreement at the rate of $15,000 per month. Mr. Lynch's salary was paid by NPD through December 1998. In 1999, Mr. Lynch became our employee for which he is being paid at the rate of $165,000 per annum.

STOCK OPTIONS

         The following table sets forth certain summary information concerning individual grants of stock options made during the year ended December 31, 1999 to each of our executive officers named in the Summary Compensation Table.

                 Options Grants In Year Ended December 31, 1999







                                                              Individual Grants
                                                              -----------------                               Potential Realizable
                                      Number of        % of Total                                               Value at Assumed
                                        Shares          Options        Exercise                              Annual Rates of Stock
                                      Underlying       Granted to       or Base                                Price Appreciation
                                       Options        Employees in     Price Per          Expiration           for Option Term (1)
                                       Granted            1999           Share               Date              -------------------
                                                                                                                5%           10%
Tod Johnson                              ____             ____           ____                ____                  ____         ____
Mary Ann Packo                          21,972                           $11.26        February 10, 2009       $155,592     $394,299
                                        29,000            4.9%            45.31       September 17, 2009        826,407    2,094,277
Steve Coffey                            21,972                            11.26        February 10, 2009        155,592      394,299
                                        29,000            4.9             45.31       September 17, 2009        826,407    2,094,277
Thomas A. Lynch                         36,620                            11.26        February 10, 2009        259,319      657,166
                                        29,000            6.3             45.31       September 17, 2009        826,407    2,094,277
Doug McFarland                          21,972                            11.26        February 10, 2009        155,592      394,299
                                        35,000            5.4             45.31       September 17, 2009        997,388    2,527,576

-------------------

(1) These amounts represent assumed rates of appreciation in the price of our common stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. The 5% and 10% assumed annual rates of compounded stock price appreciation do not represent our estimate or projection of our future common stock prices. Each option listed in the table has a 10-year term. Actual gains, if any, on stock option exercises will depend on the future price of the common stock. There is no representation that the rates of appreciation reflected in this table will be achieved.

         The following table sets forth at December 31, 1999 the number of options and the value of unexercised options held by each of the executive officers named in the Summary Compensation Table:

                                                              Aggregated Year-End Option Values
                           ------------------------------------------------------------------------------------------------------
                              Shares                                Number of Shares                         Value of
                             Acquired          Value             Subject to Unexercised              Unexercised In-the-Money
                           On Exercise     Realized ($)            Options at Year End                Options at Year End (1)
                           -----------     ------------            -------------------                -----------------------
NAME                                                         Exercisable      Unexercisable      Exercisable        Unexercisable
Tod Johnson..........          ____            ____             ____              ____               ____               ____
Mary Ann Packo.......          ____            ____            86,812            100,500          $3,070,679         $2,225,727
Steve Coffey.........          ____            ____            86,812            100,500           3,070,679          2,225,727
Thomas A. Lynch(2)...           435           17,191           56,537             97,319           1,994,783          1,958,374
Doug McFarland.......          ____            ____            21,447            103,041            747,762           2,124,265

-------------------

         (1) The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1999 and the exercise prices of the options.

         (2) Includes 47,130 shares of our common stock issuable upon the exercise of options granted pursuant to an NPD benefit plan that gives Mr. Lynch an option to purchase shares of Media Metrix common stock held by NPD.

EMPLOYMENT AGREEMENTS

         We do not currently have employment agreements with any of our executive officers.

STOCK OPTION AWARDS

         We adopted our 1998 Equity Incentive Plan in November 1998. Under the 1998 Plan, we may award incentive and non-statutory stock options, stock appreciation rights, restricted stock, performance stock units and other stock units which are valued by reference to the value of our common stock. We also maintain the Media Metrix Stock Option Plan which provides for the award of up to 519,222 shares of our common stock in the form of incentive stock options and non-statutory stock options. The 1998 Plan and the Media Metrix Plan are hereinafter referred to collectively as the Equity Plans.

         In February 1999, our board adopted an amendment to the 1998 Plan to increase the number of shares of our common stock available for awards under the 1998 Plan from 732,400 to 1,318,320.

         As of December 31, 1999, options to purchase an aggregate of 1,838,816 shares of our common stock were outstanding under the equity plans, and an aggregate of 101,164 shares of common stock are authorized but have not yet been granted as awards under the equity plans. We do not intend to issue any more options under the Media Metrix Plan.

         Our officers, employees, non-employee directors and consultants are eligible to participate in the Equity Plans. The compensation committee administers the Equity Plans and determines, subject to the provisions of the Equity Plans, who shall receive awards, the types of awards to be made, and the terms and conditions of each award. Options intended to qualify as incentive stock options under the Equity Plans terminate ten years from the date the option was granted and are not to be granted at an exercise price less than the fair market value of our common stock on the date of the grant. In the case of incentive stock options granted to holders of more than 10% of our common stock, the options may not be granted at an exercise price less than 110% of the fair market value of our common stock at the time the options are granted.

         The 1998 Plan provides that all outstanding awards shall become immediately exercisable on the day prior to the consummation of any merger or consolidation in which we are not the surviving corporation or which results in the acquisition of substantially all of our outstanding shares by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of substantially all of our assets. The number of shares subject to each award shall be adjusted upon the occurrence of a stock split or recapitalization of our common stock.

         The board may amend, modify or terminate any outstanding award under the equity plans with the participant's consent, except consent is not to be required if the board determines that the action will not materially and adversely affect the participant. The board may amend, suspend or terminate either of the equity plans, or any part of such plans, at any time.

         On June 22, 1999, we filed a registration statement on Form S-8 with the Securities and Exchange Commission pursuant to which we registered 1,970,610 shares of common stock issued or issuable upon the exercise of options granted under the Media Metrix Stock Option Plan, the 1998 Plan and other non-plan option grants.

         On November 8, 1999, we filed a registration statement on Form S-8 with the Securities and Exchange Commission pursuant to which we registered up to 246,845 shares of our common stock issued or issuable upon the exercise of options granted under the AdRelevance stock option plan assumed in the AdRelevance merger.

COMPENSATION OF DIRECTORS

         During fiscal 1999, we did not have a plan to compensate our non-employee directors. All directors were, however, reimbursed for their expenses in connection with attending meetings of the board of directors. The compensation committee of our board is in the process of formulating a policy for compensation for non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our compensation committee consists of William W. Helman, Jeffrey C. Levy and James Mortensen. Until February 1999, matters concerning executive officer compensation were addressed by the entire board because we did not have a compensation committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION BY NPD

         Prior to April 14, 1997, the business currently conducted by Media Metrix was operated as PC Meter. NPD originally held 100,000 Class A Limited Partnership Units and 79,000 Class B Limited Partnership Units of PC Meter. The 1995 Scott Johnson Trust and The 1995 Stacey Johnson Trust each held 19,323.5 Class B Limited Partnership Units of PC Meter. In addition, PC Meter was indebted to NPD in the amount of approximately $4.0 million which PC Meter used for working capital purposes. On April 14, 1997, PC Meter was merged with and into Media Metrix. Immediately prior to the merger, NPD purchased an additional 338,767.7324 Class A Limited Partnership Units for a purchase price of $3.2 million. Under the terms of the merger between Media Metrix and PC Meter, each Class A Limited Partnership Unit was exchanged for 0.09446 shares of our redeemable preferred stock for a total of 41,446 shares. The redeemable preferred stock was redeemed in connection with our initial public offering. Each Class B Limited Partnership Unit was exchanged for 12.75 shares of our common stock. NPD currently holds 4,380,559 shares of common stock. Tod Johnson, our Chairman and Chief Executive Officer, is the controlling stockholder of NPD. After the merger, we repaid the indebtedness owed to NPD by PC Meter.

PRIVATE PLACEMENTS OF SECURITIES

         On April 14, 1997 we issued:

         - warrants to purchase 377,642 shares of common stock at an exercise price of $2.88 per share to Veronis Suhler & Associates;

         - 495,603 shares of Series A Preferred Stock convertible into 2,155,176 shares of common stock, at an effective purchase price per share of common stock of $1.86; and

         - warrants to purchase 159,640 shares of Series B Preferred Stock at an exercise price of $12.53 per share.

         Of the securities issued, and after giving effect to the conversion of our convertible preferred stock on November 4, 1998, Greylock IX Limited Partnership purchased 1,030,743 shares of our common stock for an aggregate of $1,331,997. Warrants to purchase 119,713 shares of Series B Preferred Stock were exercised on November 4, 1998 and such shares of Series B Preferred Stock were converted into 520,590 shares of common stock on the same date. Warrants to purchase 39,926 shares of Series B Preferred Stock were converted into warrants to purchase 173,629 shares of common stock at an exercise price of $2.88 per share. Greylock received warrants to purchase 104,175 shares of our common stock. All of these warrants were exercised on March 31, 1999.

         On November 5, 1998, RelevantKnowledge merged into Media Metrix. We issued an aggregate of 3,890,825 shares of common stock, or 0.3111 shares of common stock for each outstanding share of common stock and preferred stock of RelevantKnowledge. We also replaced 1,160,290 warrants to purchase shares of RelevantKnowledge common stock with a weighted average exercise price of $2.31 with warrants to purchase 360,907 shares of our common stock with a weighted average exercise price of $1.38. We also issued 46,775 options to purchase our common stock to the employees of RelevantKnowledge who became our employees after the merger. Jeffrey C. Levy, one of our directors and our Vice Chairman, and Whitney Equity Partners, L.P. both received shares of our common stock in the merger.

         On October 8, 1999, we acquired AdRelevance. We issued an aggregate of 697,664 shares of our common stock in connection with this acquisition. If AdRelevance achieves certain post-closing goals, we will be obligated to issue an additional 77,520 shares of our common stock. Also, in connection with this acquisition, we agreed to assume options and warrants that enable the holders to purchase an aggregate of 223,726 shares of our common stock. If AdRelevance achieves certain post-closing goals, we will be obligated to issue an aggregate of 24,841 additional shares under these options and warrants.

         In March 2000, in connection with our acquisition of MMXI Nordic, we issued 52,000 shares of our common stock to a subsidiary of SIFO Group AB.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

         MANAGEMENT SERVICES AGREEMENT

         With the formation of PC Meter on March 31, 1996, PC Meter entered into a management services agreement with NPD and Tod Johnson. NPD and Mr. Johnson agreed to provide services related to PC Meter's business to the extent PC Meter wished to use such services. We succeeded to that agreement when we merged with PC Meter. The agreement was amended and restated on April 14, 1997 in connection with the private placement of our Series A Preferred Stock and warrants to purchase Series B Preferred Stock. We entered into a new management services agreement with NPD and Mr. Johnson on September 30, 1998, in anticipation of our merger with RelevantKnowledge, on substantially the same terms as the prior management services agreement. Services which NPD agreed to provide, if needed, include:

         - the support of the operation and administration of our panel, including recruitment, operation and compensation of the panel;

         -        access to panelists in NPD's panels;

         -        data capture and editing of data;

         -        data base structuring and storage of data;

         -        processing of reports and client support;

         -        provision of systems support and development as necessary;

         - provision of computer time, storage and printing as reasonably necessary in connection with the provision of the services specified in the preceding items;

         -        support in connection with client service and sales;

         -        office space and facilities within NPD leased facilities; and

         -        the provision of NPD's hardware ownership survey.

         In addition to the specific services outlined above, NPD also agreed to provide administrative and office logistical support, including payroll management. At this time, NPD no longer provides payroll and panel support services.

         The management services agreement may be terminated by either party with 90 days' prior written notice, except that NPD may not terminate the management services agreement prior to March 31, 2002. When the management services agreement is terminated, NPD will provide us with a perpetual, royalty free, non-forfeitable license of all data and documentation in its possession and developed during the performance of the services relating to our business. We have also agreed to provide NPD with a reciprocal license relating to data and documentation which we generate during the performance of the services relating to our business.

         NPD and Mr. Johnson have also agreed that during the term of the management services agreement and for a period of two years after its termination, neither NPD nor Mr. Johnson will enter into the field of audience measurement for digital on-line media and measurement of usage of computer software and personal computers, except for investments in publicly traded companies not to exceed 10% of any company's outstanding capital stock.

         As compensation for the services provided by NPD, we pay NPD on a monthly basis an amount equal to all expenses reasonably incurred by NPD in the performance of its duties under the management services agreement, plus 105% of the sum of (1) the amount of NPD's overhead allocable to us and (2) service charges like computer rent, mail handling and printing and postage. NPD charged us $6.0 million under the management services agreement in 1998.

         NPD was reimbursed $62,000 for Mr. Johnson's services in each of 1997 and 1998. NPD was reimbursed $36,000 for Mr. Lynch's services in each of 1997 and 1998. These amounts represent all compensation to NPD for the services provided to us by Mr. Johnson and Mr. Lynch in 1997 and 1998. Messrs. Johnson and Lynch provided services to NPD in addition to those related to Media Metrix and were compensated for those services. Compensation paid by NPD to Messrs. Johnson and Lynch exceeded the amounts paid by us to NPD. The amounts charged by NPD for Mr. Johnson and Mr. Lynch's services to Media Metrix were below the amounts provided for under the management services agreement. NPD has waived any additional amounts to which it is entitled under the agreement. See "Management-Executive Compensation."

         On May 12, 1999, we amended and restated the management services agreement to provide that NPD will be reimbursed $15,000 per month, or $180,000 per year, for Mr. Johnson's services. As of January 1, 1999, Mr. Lynch became one of our employees.

         SERVICES AGREEMENT

         We entered into a new services agreement with NPD as of September 30, 1998 which replaced a prior services agreement having substantially similar terms. We have granted NPD and its affiliates access to our databases for any business purpose of NPD and its affiliates which is not in direct competition with our business. We have also granted NPD a non-exclusive licence to use certain computer software owned by us which is used for Internet audience measurement. In addition, we have also agreed that we will not license our software to any one else who will use the software to compete with NPD. Under the terms of the services agreement, we receive a monthly fee of $2,500 plus expenses. In 1998, we received an aggregate of $30,000 in fees and no reimbursed expenses. The services agreement is terminable by mutual consent of the parties or on 120 days' prior written notice by either party.

         LICENSE AGREEMENT

         We entered into a new license agreement dated as of November 5, 1998 with NPD which replaced a prior license agreement having substantially similar terms. NPD has granted to us an exclusive, non-transferable, perpetual, worldwide license to use some of its computer software solely in connection with the operation of our metering system. This software enables us to construct our databases from the data we collect from our panelists. We pay NPD licensing fees of $11,000 per month payable quarterly, or $132,000 per year. In 1998, we paid NPD an aggregate of $132,000 in licensing fees. The license is terminable by NPD on our breach of the terms of the agreement like failure to pay the license fees, or bankruptcy.

         EMPLOYMENT AGREEMENT

         We entered into an employment agreement with Jeffrey C. Levy, a director and a Vice Chairman, in connection with our merger with RelevantKnowledge. Under this agreement, which terminated in November 1999, Mr. Levy received an annual base salary of $165,000. Mr. Levy is currently a non-executive Vice Chairman.

LOAN TO STOCKHOLDER

         In connection with the merger with RelevantKnowledge, NPD loaned $100,000 to Jeffrey C. Levy pursuant to a secured promissory note. Mr. Levy repaid the note following the closing of our initial public offering.

                      PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, after giving effect to the offering, by: (1) each person known to beneficially own more than 5% of our common stock; (2) each of our directors; (3) each executive officer named in the summary compensation table; and (4) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless indicated otherwise, the address of the beneficial owners is: c/o Media Metrix, Inc., 250 Park Avenue South, 7th Floor, New York, New York 10003.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent those options are currently exercisable or convertible within 60 days of March 31, 2000, are treated as outstanding for computing the percentage of the person holding those securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to its shares, subject to applicable community property laws. Beneficial ownership percentage is based on 19,812,466 shares of common stock outstanding as of March 31, 2000.

                                                                                     NUMBER                  PERCENT
          NAME AND ADDRESS OF BENEFICIAL OWNER                                    SHARES OWNED         BENEFICIALLY OWNED
          Tod Johnson (1)................................................                   4,122,759         20.8%
          Mary Ann Packo (2).............................................                      84,834           *
          Steve Coffey (3)...............................................                      84,305           *
          Thomas A. Lynch (4)............................................                      68,127           *
          Doug McFarland (5).............................................                      16,154           *
          Jeffrey C. Levy (6)............................................                     273,201          1.4
          Michael Brooks (7).............................................                     141,194           *
          William W. Helman (8)..........................................                   1,242,529          6.3
          Stig Kry ( 9)..................................................                      13,938           *
          James Mortensen (10)...........................................                      13,938           *
          The NPD Group, Inc.(11)........................................                   4,122,759         20.8
          Greylock IX Limited Partnership (12)...........................                   1,242,529          6.3
          Gilder Gagnon Howe & Co. LLC (13)..............................                   2,013,290         10.2
          All directors and executive officers as a group (12 people) (14)                  6,352,301         31.7%

*        Less than 1.0%

(1) Consists of 4,122,759 shares of common stock owned by The NPD Group of which Mr. Johnson is the principal shareholder and chief executive officer. Of the 4,122,759 shares of our common stock owned by Mr. Johnson, 384,038 shares of our common stock are required to be sold to certain present or former employees or advisors of NPD upon the exercise of options granted on such shares pursuant to an NPD benefit plan.

(2) Includes 82,305 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000. Does not include 95,007 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(3) Includes 82,305 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000. Does not include 95,007 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(4) Includes 65,692 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000, 47,130 of which were granted pursuant to an NPD benefit plan and which give Mr. Lynch the right to purchase shares of our common stock held by NPD. Does not include 88,164 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(5) Includes 12,154 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000. Does not include 97,548 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(6) Consists of 70,000 shares of common stock owned by Mr. Levy and 203,201 shares of common stock owned by the Farm Neck Partners, L.P., a family limited partnership with which Mr. Levy is affiliated. Mr. Levy may be deemed the beneficial owner of the shares held by Farm Neck Partners, L.P. Mr. Levy disclaims beneficial ownership of the shares held by Farm Neck Partners, L.P.

(7) Consists of 133,417 shares owned by Whitney Equity Partners, L.P. Mr. Brooks is a member of J.H. Whitney Equity Partners, LLC, the general partner of Whitney Equity Partners, L.P. Mr. Brooks may be deemed to share voting and dispositive power with respect to such shares. Also consists of 7,777 shares owned by J.H. Whitney & Co. of which Mr. Brooks is a general partner. Mr. Brooks is a managing member of Whitney General Partner, L.L.C. which is also a general partner of J.H. Whitney & Co. Mr. Brooks may be deemed to share voting and dispositive power with respect to such shares.

(8) Consists of 1,242,529 shares owned by Greylock IX Limited Partnership. Mr. Helman is a co-managing general partner of Greylock XI. Mr. Helman may be deemed to share voting and dispositive power with respect to such shares.

(9) Includes 9,938 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000, 5,703 of which were granted pursuant to an NPD benefit plan and which give Mr. Kry the right to purchase shares of our common stock held by NPD. Does not include 11,831 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(10) Includes 10,938 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000, 6,703 of which were granted pursuant to an NPD benefit plan and which give Mr. Mortensen the right to purchase shares of our common stock held by NPD. Does not include 11,831 shares of common stock which are not exercisable within 60 days from March 31, 2000.

(11) Consists of 4,122,759 shares of common stock owned by The NPD Group of which Mr. Johnson is the principal stockholder and chief executive officer. Of the 4,122,759 shares of our common stock owned by Mr. Johnson, 384,038 shares of our common stock are required to be sold to certain present or former employees or advisors of NPD upon the exercise of options granted on such shares pursuant to an NPD benefit plan.

(12) Greylock IX Limited Partnership may be deemed to beneficially own 1,242,529 shares of our common stock. Greylock IX has sole voting and sole dispositive power with respect to 1,242,529 shares. Mr. Helman, a director of the Company, is the co-managing general partner of Greylock
         IX. Information with respect to Greylock has been derived from their
         Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2000. The address of Greylock IX Limited Partnership is One Federal Street, Boston, Massachusetts 02110.

(13) Gilder Gagnon Howe & Co. LLC may be deemed to beneficially own 2,013,290 shares of our common stock which are held of record by clients of Gilder Gagnon Howe & Co. LLC. Gilder Gagnon Howe & Co. LLC has sole voting power with respect to 16,750 shares and shared dispositive power with respect to 2,013,290 shares. Gilder Gagnon Howe & Co. LLC does not have shared voting power or sole dispositive power with respect to any of the shares. Information with respect to Gilder Gagnon Howe & Co. LLC, has been derived from their Schedule 13G/A dated February 14, 2000 as filed with the Securities and Exchange Commission. Gilder Gagnon Howe & Co. L.L.C.'s address is 1775 Broadway, 26th Floor, New York, New York 10019

(14) Includes 263,332 shares of common stock issuable upon the exercise of options which are exercisable within 60 days from March 31, 2000. Does not include 453,388 shares of common stock which are not exercisable within 60 days from March 31, 2000, 59,536 of which were granted pursuant to the NPD benefit plan.

                              SELLING STOCKHOLDERS

         The shares offered by this prospectus may be offered for sale from time to time by the selling stockholders named below. We cannot estimate the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because we do not know of any agreements, arrangements or understandings concerning the sale of any of the shares. Other than as described in this paragraph, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities.

         The following is a list of material relationships we have had with selling stockholders during the last three years:

                  -        Will Hodgman is an officer.

                  - Linden Rhoads, Daniel Weld, James Bartot, Craig Horman, Scott Milburn and Richard LeFurgy are current or former employees, directors or consultants of Media Metrix or AdRelevance.

                  -        Jeffrey C. Levy is a Director and Vice Chairman.
                           See "Certain Relationships and Related Transaction-Transactions with Directors and Executive Officers." Farm Neck Partners, L.P. is a family limited partnership with which Mr. Levy is affiliated.

                  - Osprey Research BV, an affiliate of SIFO Group AB, was a party to the agreement pursuant to which we acquired MMXI Nordic. Osprey Research BV is also the entity through which SIFO Group AB holds its interest in MMXI Europe. See "Business-International Operations" for a description of our acquisition of MMXI Nordic.


         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent those options are currently exercisable or convertible within 60 days of March 31, 2000, are treated as outstanding shares. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to its shares, subject to applicable community property laws.

         The selling stockholders named below provided us the information contained in the following table with respect to themselves and the respective amount of common stock beneficially owned by them and that may be sold by each of them under this prospectus. We have not independently verified this information. According to information Jeffrey C. Levy provided, Mr. Levy and Farm Neck Partners, L.P. own 1.4% of our outstanding common stock in aggregate. Mr. Levy disclaims beneficial ownership of the shares owned by Farm Neck Partners, L.P. According to information William Hodgman provided, Mr. Hodgman owns 1.8% of our outstanding common stock. Each of the other selling stockholders owns less than 1% of our outstanding common stock. Beneficial ownership percentage is based on 19,812,466 shares of common stock outstanding as of March 31, 2000.

         102,360 of the shares offered are subject to an escrow agreement executed in connection with the AdRelevance merger. Shares subject to the escrow are anticipated to be released from escrow on October 8, 2000,subject to the terms and procedures of the escrow agreement.

         The following table shows the number of shares beneficially owned and offered by each of the selling stockholders.

                                                                                             SHARES OWNED            SHARES
                                              NAME                                       BEFORE THE OFFERING         OFFERED
                                              ----                                       -------------------         -------
           William Hodgman..........................................................           350,868(1)              350,868(1)
           Farm Neck Partners, L.P..................................................           273,201(2)              203,201
           Jeffrey C. Levy..........................................................           273,201(2)               70,000
           Linden Rhoads............................................................            61,126(3)               58,665(4)
           Osprey Research BV.......................................................            52,000                  52,000
           Daniel Weld..............................................................            48,923(5)               42,360(6)
           1998 Weld Children's Trust...............................................            20,990(7)               20,990(7)
           J. P. Morgan Pine Street Corporation.....................................            14,917                  14,917
           Madrona Investment Group.................................................             9,371(8)                9,371(8)
           James Bartot.............................................................            31,037(9)                8,096(10)
           Craig Horman.............................................................            31,037(11)               8,096(12)
           Guide Fund II, LP........................................................             6,247(13)               6,247(13)
           Redleaf Venture II, L.P..................................................             6,247(14)               6,247(14)
           Northwest Venture Partners II, L.P.......................................             4,165(15)               4,165(15)
           Scott Milburn............................................................             3,598(16)               3,598(16)
           VLG Investments 1999.....................................................             3,279(17)               3,279(17)
           Keith Grinstein..........................................................             2,342(18)               2,342(18)
           Inland Northwest Investors, L.P..........................................             2,082(19)               2,082(19)
           First Portland Corporation...............................................               923(20)                 923(20)
           Richard LeFurgy..........................................................             1,657(21)                 520(22)
           Craig Sherman............................................................               389(23)                 389(23)
           VLG Investments 1998.....................................................               201(24)                 201(24)
           William W. Ericson.......................................................               121(25)                 121(25)
           CNA FBO Craig Sherman....................................................                78(26)                  78(26)
                                                                                                                       -------
           Total....................................................................                                   868,756
                                                                                                                       =======

(1)      Includes 62,060 shares subject to the escrow agreement.

(2) Consists of 70,000 shares of common stock owned by Mr. Levy and 203,201 shares of common stock owned by the Farm Neck Partners, L.P., a family limited partnership with which Mr. Levy is affiliated. Mr. Levy may be deemed the beneficial owner of the shares held by Farm Neck Partners, L.P. Mr. Levy disclaims beneficial ownership of the shares held by Farm Neck Partners, L.P.

(3) Includes 8,293 shares subject to the escrow agreement. Includes 2,461 shares of common stock issuable upon exercise of options which are exercisable within 60 days from March 31, 2000.

(4)      Includes 8,293 shares subject to the escrow agreement.

(5) Includes 4,706 shares subject to the escrow agreement. Includes 6,563 shares of common stock issuable upon exercise of options which are exercisable within 60 days from March 31, 2000.

(6)      Includes 4,706 shares subject to the escrow agreement.

(7)      Includes 2,332 shares subject to the escrow agreement.

(8)      Includes 2,082 shares subject to the escrow agreement.

(9) Includes 899 shares subject to the escrow agreement. Includes 22,941 shares of common stock issuable upon exercise of options which are exercisable within 60 days from March 31, 2000.

(10)     Includes 899 shares subject to the escrow agreement.

(11) Includes 899 shares subject to the escrow agreement. Includes 22,941 shares of common stock issuable upon exercise of options which are exercisable within 60 days from March 31, 2000.

(12)     Includes 899 shares subject to the escrow agreement.

(13)     Consists of 6,247 shares subject to the escrow agreement.

(14)     Consists of 6,247 shares subject to the escrow agreement.

(15)     Consists of 4,165 shares subject to the escrow agreement.

(16)     Includes 399 shares subject to the escrow agreement.

(17)     Includes 364 shares subject to the escrow agreement.

(18)     Includes 520 shares subject to the escrow agreement.

(19)     Consists of 2,082 shares subject to the escrow agreement.

(20)     Includes 102 shares subject to the escrow agreement.

(21) Includes of 520 shares subject to the escrow agreement. Includes 1,137 shares of common stock issuable upon exercise of options which are exercisable within 60 days from March 31, 2000.

(22)     Consists of 520 shares subject to the escrow agreement.

(23)     Includes 43 shares subject to the escrow agreement.

(24)     Consists of  201 shares subject to the escrow agreement.

(25)     Consists of 121 shares subject to the escrow agreement.

(26)     Consists of 78 shares subject to the escrow agreement.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value.

         As of December 31, 1999, we had 19,681,999 shares of common stock outstanding held by approximately 211 stockholders of record. We will not issue and sell any shares in the offering.

COMMON STOCK

         Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends at times and in amounts as the board may determine. The holders of our common stock have one vote for each share they hold on all matters submitted to a vote of the stockholders. The holders of a majority of the shares of common stock voted can elect all of the directors nominated for election. The holders of our common stock are not entitled to preemptive rights and our common stock is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up, we will distribute pro rata to the holders of our common stock our remaining assets, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors. Each outstanding share of our common stock is, and all shares of our common stock being purchased in this offering will be, duly and validly issued, fully paid and nonassessable.

         Our common stock is quoted on the Nasdaq National Market under the symbol "MMXI."

PREFERRED STOCK

         We do not have any shares of our preferred stock outstanding. The 5,000,000 authorized shares of preferred stock may be issued in one or more series without further stockholder action. The board is authorized to determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to determine the variations among series. If we issue preferred stock, it could have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. In addition, we may be obligated to repurchase or redeem the preferred stock. The board can issue preferred stock without the approval of the holders of our common stock. The holders of preferred stock may have voting and conversion rights, including multiple voting rights, which could adversely affect the rights of the holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

         We are filing this registration statement in satisfaction of obligations under an agreement between us and the former stockholders of AdRelevance and an agreement with Osprey Research BV, a subsidiary of SIFO Group AB. In connection with this filing, some of our stockholders have exercised piggyback registration rights and caused us to include their shares in this offering.

         Assuming all of the shares registered in this offering are sold, some of the holders of shares of our common stock, referred to as registrable securities, have piggyback registration rights. If we propose to register any of our common stock under the Securities Act, the holders of registrable securities may require us to include all or a portion of their securities in each registration. However, the managing underwriter, if any, of that offering has the right to limit the number of registrable securities proposed to be included in that registration. These piggyback registration rights do not apply to registrations described in the next two paragraphs.

         Holders of registrable securities are entitled to additional registration rights. If we receive from the holders of more than 25% of the registrable securities a written request to effect a registration with respect to all or a part of the registrable securities, we must use our best efforts to effect such a registration. We are only obligated to effect one of these registrations. The holders of the registrable securities may choose to sell their securities through an underwriter. However, any underwriter may limit the number of registrable securities proposed to be included in that registration.

         When we are eligible to use a registration statement on Form S-3 to register an offering of our securities, holders of more than 10% of the registrable securities may request that we file a registration statement on Form S-3 covering all or a portion of the registrable securities held by them, provided that the proceeds from that offering are at least $2.0 million.

         We will bear all registration expenses incurred in connection with these registrations. Each of the holders of registrable securities participating in any registration would pay their own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

         In connection with our international joint ventures, we have granted our joint venture partners an option, subject to certain conditions, to exchange the partner's share in its joint venture for shares of our common stock. See footnote 15 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus. Each partner also has registration rights related to the shares of our common stock they may receive on conversion of their interest our international joint ventures.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

         - the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

         - the business combination was approved by the board of the corporation before the other party to the business combination became an interested stockholder;

         - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

         - the business combination was approved by the board and ratified by 66 2/3% of the voting stock which the interested stockholder did not own.

         The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of Media Metrix.

         In addition, provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

         CLASSIFIED BOARD OF DIRECTORS

         Our board is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board will be elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board.

         STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

         Our certificate of incorporation provides that our stockholders may not take action by written consent, but only at an annual or special meeting of stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board or a majority of the board.

         SUPERMAJORITY VOTING PROVISIONS

         Our certificate of incorporation provides that the affirmative vote of at least 66 2/3% of our stockholders is required to amend the provisions of our certificate and bylaws relating to the classification of the board, stockholder action by written consent and the calling of special meetings.

         AUTHORIZED BUT UNISSUED SHARES

         The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, except in certain instances. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         We have entered into indemnification agreements with our current directors and executive officers. These agreements and provisions of our certificate of incorporation and bylaws may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future and at a time and price that we deem appropriate.

         We had outstanding an aggregate of 19,812,466 shares of our common stock as of March 31, 2000. If this offering had been completed on March 31, 2000, approximately 19,600,000 of our outstanding shares, including the 868,756 shares sold in this offering, would have been freely tradeable without restriction or further registration under the Securities Act, subject in some instances to the volume and timing restrictions of Rule 144, including shares held by "affiliates," as that term is defined in Rule 144 under the Securities Act. However, 102,360 of the shares offered under this prospectus are subject to the escrow agreement described in "Selling Stockholders."

         RULE 144

         In general, under Rule 144 as currently in effect, a person who purchased our common stock in a private placement and has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         - 1% of the number of shares of our common stock then outstanding, which currently equals approximately 198,000 shares; or

         - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

         Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

         RULE 144(k)

         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

         RULE 701

         In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement prior to our initial public offering is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

         REGISTRATION RIGHTS

         After this offering, some of our stockholders, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See "Description of Capital Stock - Registration Rights." After this registration, these shares of our common stock, other than those acquired by our affiliates, become freely tradeable without restriction under the Securities Act. Any sale of these shares could have a material adverse effect on the trading price of our common stock.

         STOCK OPTIONS

         As of December 31, 1999, options to purchase 1,838,816 shares of common stock were issued and outstanding. Approximately 354,663 shares of common stock were subject to vested options. On June 22, 1999, we filed a registration statement on Form S-8 with the Commission pursuant to which we registered 1,970,610 shares of common stock issued or issuable upon the exercise of options granted under the Media Metrix Stock Option Plan, the 1998 Plan and other non-plan option grants. On November 8, 1999, we filed a registration statement on Form S-8 with the Securities and Exchange Commission to register the offer and sale of shares on options to purchase up to 246,845 shares of our common stock received by former AdRelevance shareholders who owned options to purchase AdRelevance stock. These registration statements became immediately effective upon filing. The shares of our common stock sold under the registration statements described in this paragraph will be, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market.

                              PLAN OF DISTRIBUTION

         We are registering the common stock on behalf of the selling stockholders. We will pay all expenses of the registration, except that the selling stockholders will pay underwriting discounts, selling commissions, and fees and expenses, if any, of counsel or other advisers to the selling stockholders.

         The selling stockholders may sell the common stock offered in this prospectus in one or more transactions on the Nasdaq National Market or in negotiated transactions. These transactions may include:

         - negotiated transactions;
         - the writing of options; or
         - a combination of these methods of sale.

These transactions may occur:

         - at fixed prices that may be changed;
         - at market prices prevailing at the time of sale;
         - at prices related to such prevailing market prices; or
         - at negotiated prices.

The selling stockholders may sell common stock to or through broker-dealers, including broker-dealers who may act as underwriters. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. This compensation may exceed customary commissions. The selling stockholders may also:

         - sell common stock pursuant to Rule 144 promulgated under the Securities Act of 1933; or
         - pledge common stock as collateral for margin accounts, and this common stock could be resold pursuant to the terms of these accounts.

         The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commission received by them and any profit on the resale of the common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders must comply with prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, the selling stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act. Regulation M prohibits, with some exceptions, any of these persons from bidding for or purchasing any security that is the subject of the distribution until his participation in that distribution is completed. Also, Regulation M prohibits, with some exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

         In order to comply with applicable state securities laws, the common stock will not be sold in a particular state unless the common stock has been registered or qualified for sale in that state or an exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Media Metrix by Fulbright & Jaworski L.L.P., New York, New York. Attorneys at Fulbright & Jaworski L.L.P. own 4,000 shares of our common stock in the aggregate.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, also have audited the financial statements of AdRelevance, Inc. at December 31, 1998 and for the period from October 12, 1998 (the date of AdRelevance's inception) to December 31, 1998 as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about AdRelevance's ability to continue as a going concern as described in Note 1 to the financial statements). We have included AdRelevance's financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with rules and regulations of the Commission. For further information about us and our common stock being sold in this offering, please refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete; reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. A copy of the registration statement and other documents we file, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the public reference section of the Commission at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected without charge at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The registration statement, including the exhibits and schedules thereto, is also available at the Commission's site on the Web at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIA METRIX, INC.
Report of Independent Auditors......................................................................F-2
Consolidated Balance Sheets at December 31, 1999 and 1998...........................................F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 1998 and 1997..........F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1999, 1998 and 1997.........................................................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997..........F-6
Notes to Consolidated Financial Statements..........................................................F-7

ADRELEVANCE, INC.
Report of Independent Auditors.....................................................................F-21
Balance Sheets at December 31, 1998 and September 30, 1999 (unaudited).............................F-22
Statements of Operations for the period October 12, 1998 (inception) to
   December 31, 1998 and the nine months ended September 30, 1999
   (unaudited).....................................................................................F-23
Statements of Shareholders' Equity (Deficit) for the period from
   October 12, 1998 (inception) to December 31, 1998 and the nine months ended September 30,
   1999 (unaudited)................................................................................F-24
Statement of Cash Flows for the period from October 12, 1998 (inception) to
   December 31, 1998 and the nine months ended September 30, 1999 (unaudited)......................F-25
Notes to Financial Statements......................................................................F-26

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Statement of Operations for the year ended December 31, 1999.......................................F-33
Notes to Unaudited Pro Forma Statement of Operations...............................................F-34

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Media Metrix, Inc.

We have audited the accompanying consolidated balance sheets of Media Metrix, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media Metrix, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

New York, New York
January 28, 2000, except for the
   last three paragraphs of Note 15,
   as to which the date is March 8, 2000

                       MEDIA METRIX, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                              1999              1998
                                                                          -----------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                             $97,363,634       $8,012,020
     Marketable securities                                                  14,877,222                -
     Receivables:
     Trade, less allowance for doubtful accounts of $500,000 in 1999
        and $220,000 in 1998                                                 5,473,299        1,119,905
     Expenditures billable to clients                                          520,084          250,432
                                                                          -----------------------------
     Total receivables                                                       5,993,383        1,370,337
     Prepaid expenses and other current assets                                 454,072          207,333
                                                                          -----------------------------
Total current assets                                                       118,688,311        9,589,690

Property and equipment, at cost, net of accumulated depreciation
     and amortization of $560,817 in 1999 and $75,930 in 1998                5,307,667          649,790
Intangibles acquired, net of accumulated amortization
     of $7,791,505 in 1999 and $479,000 in 1998                             52,948,261        5,736,766
Due from minority interests in consolidated subsidiaries                     1,617,384                -
Other assets                                                                   282,801           83,774
                                                                          -----------------------------
Total assets                                                              $178,844,424      $16,060,020
                                                                          =============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                              $10,115,492       $2,308,323
     Due to The NPD Group, Inc.                                                444,495        4,705,825
     Advance billings to clients                                             5,125,613        1,391,275
     Current portion of long-term debt                                         196,268          127,179
                                                                          -----------------------------
Total current liabilities                                                   15,881,868        8,532,602

Long-term debt                                                                 173,387          225,353
Redeemable Preferred Stock--$1 par value; 41,446 shares issued
     and outstanding in 1998                                                         -        4,679,760


Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.01 par value shares authorized: 5,000,000 in
         1999 and 4,958,544 in 1998; none issued and outstanding                     -                -
     Common stock, $.01 par value--60,000,000 shares authorized;
         shares issued and outstanding--19,681,999 in 1999 and
         13,098,808 in 1998                                                    196,820          130,988
     Additional paid-in capital                                            202,031,538       18,149,203
     Common stock issuable                                                           -        1,999,831
     Accumulated other comprehensive loss                                     (82,424)                -
     Accumulated deficit                                                  (38,110,438)     (16,093,242)
     Deferred compensation                                                 (1,246,327)      (1,564,475)
                                                                          -----------------------------
Total stockholders' equity                                                 162,789,169        2,622,305
                                                                          -----------------------------
Total liabilities and stockholders' equity                                $178,844,424      $16,060,020
                                                                          =============================


See accompanying notes.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31,
                                                                      1999                1998                1997
                                                                 ------------------------------------------------------
Revenues                                                           $20,500,127         $6,330,485          $3,187,653
Costs of revenues                                                   10,291,392          4,120,569           3,463,058
                                                                 ------------------------------------------------------
Gross profit (loss)                                                 10,208,735          2,209,916           (275,405)

Operating expenses:
     Research and development                                        5,044,068          1,382,375             865,498
     Sales and marketing                                             9,116,727          2,888,195           2,021,409
     General and administrative                                      6,755,220          2,715,705           1,516,396
     Amortization of deferred compensation and other
          stock-based compensation                                   1,060,108            368,550                   -
     Amortization of intangibles                                     7,312,505            479,000                   -
     Acquired in-process research and development                    6,800,000          1,600,000                   -
                                                                 ------------------------------------------------------
Total operating expenses                                            36,088,628          9,433,825           4,403,303
                                                                 ------------------------------------------------------
Loss from operations                                              (25,879,893)        (7,223,909)         (4,678,708)

Minority interests                                                   1,688,542                  -                   -
Interest and other income, net of interest expense of
     $74,660 in 1999 and $11,374 in 1998                             2,283,350             65,211              94,760
                                                                 ------------------------------------------------------
Net loss                                                          (21,908,001)        (7,158,698)         (4,583,948)
Preferred stock dividends                                            (109,195)          (313,738)           (289,564)
                                                                 ------------------------------------------------------
Net loss applicable to common stockholders                       $(22,017,196)       $(7,472,436)        $(4,873,512)
                                                                 ======================================================
Basic and diluted net loss per share applicable to common
      stockholders                                               $      (1.34)       $     (0.98)        $     (0.75)
                                                                 ======================================================
Shares used in the calculation of basic and diluted net loss per
      share applicable to common stockholders                       16,445,295          7,618,511           6,523,330
                                                                 ======================================================

See accompanying notes.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                   Owner's/                               Additional      Common
                                                                  Partners'                Common Stock    Paid-in        Stock
                                                                   Capital       Shares       Amount       Capital       Issuable
                                                               --------------------------------------------------------------------
Balance at January 1, 1997                                       $1,269,600             -       $    -         $    -        $    -
Purchase of partnership interest                                  3,200,000             -            -              -             -
Exchange of partners' interest
      for 6,522,893 shares of common stock and 41,446 shares
      of Redeemable Preferred Stock                              (4,469,600)    6,522,893       65,229        259,771             -
Contribution of amounts owed to The NPD Group, Inc.                       -             -            -        380,977             -
Sale of common stock                                                      -           437            4             96             -
Costs incurred in connection with issuance of Series A
     Convertible Preferred Stock                                          -             -            -      (359,188)             -
Payment of Redeemable Preferred Stock dividends                           -             -            -              -             -
Accrual of Redeemable Preferred Stock dividends                           -             -            -              -             -
Net loss                                                                  -             -            -              -             -
                                                               --------------------------------------------------------------------
Balance at December 31, 1997                                              -     6,523,330       65,233        281,656             -
Conversion of Series A Convertible Preferred Stock                        -     2,155,176       21,552      3,978,439             -
Conversion of Series B Convertible Preferred Stock                        -       520,590        5,206      1,494,794             -
Issuance of common stock in connection with acquisition                   -     3,890,825       38,908     10,461,092             -
Exercise of warrants                                                      -         8,887           89            197             -
Sale of common stock-194,380 shares issuable                              -             -            -              -     1,999,831
Employee stock options                                                    -             -            -      1,933,025             -
Amortization of deferred compensation                                     -             -            -              -             -
Accrual of Redeemable Preferred Stock dividends                           -             -            -              -             -
Net loss                                                                  -             -            -              -             -
                                                               --------------------------------------------------------------------
Balance at December 31, 1998                                              -    13,098,808      130,988     18,149,203     1,999,831

Comprehensive loss:
     Net loss                                                             -             -            -              -             -
     Unrealized losses on marketable securities                           -             -            -              -             -
     Foreign currency translation                                         -             -            -              -             -
Total comprehensive loss
Issuance of common stock issuable                                         -       194,380        1,944      1,997,887   (1,999,831)
Initial and secondary public offering net of
     $6,727,500 of related costs and expenses                             -     4,750,000       47,500    120,430,000             -
Issuance of common stock in connection with acquisition                   -       697,664        6,977     59,393,023             -
Exercise of warrants and stock options                                    -       941,147        9,411      1,319,465             -
Employee stock options                                                    -             -            -        325,000             -
Amortization of deferred compensation                                     -             -            -              -             -
Reversal of deferred compensation of options forfeited                    -             -            -       (98,231)             -
Acceleration of vesting on options                                        -             -            -        515,191             -
Accrual of Redeemable Preferred Stock dividends                           -             -            -              -             -
                                                               --------------------------------------------------------------------
Balance at December 31, 1999                                             $-    19,681,999     $196,820   $202,032,538         $   -
                                                               ====================================================================

                                                                Accumulated                                       Total
                                                                   Other                                      Stockholders'
                                                               Comprehensive   Accumulated      Deferred        (Deficit)
                                                                   Loss          Deficit      Compensation        Equity
                                                               -------------------------------------------------------------
Balance at January 1, 1997                                          $    -      $(3,747,294)         $    -     $(2,477,694)
Purchase of partnership interest                                         -                 -              -        3,200,000
Exchange of partners' interest
      for 6,522,893 shares of common stock and 41,446 shares
      of Redeemable Preferred Stock                                      -                 -              -      (4,144,600)
Contribution of amounts owed to The NPD Group, Inc.                      -                 -              -          380,977
Sale of common stock                                                     -                 -              -              100
Costs incurred in connection with issuance of Series A
     Convertible Preferred Stock                                         -                 -              -        (359,188)
Payment of Redeemable Preferred Stock dividends                          -          (68,142)              -         (68,142)
Accrual of Redeemable Preferred Stock dividends                          -         (221,422)              -        (221,422)
Net loss                                                                 -       (4,583,948)              -      (4,583,948)
                                                               -------------------------------------------------------------
Balance at December 31, 1997                                             -       (8,620,806)              -      (8,273,917)
Conversion of Series A Convertible Preferred Stock                       -                 -              -        3,999,991
Conversion of Series B Convertible Preferred Stock                       -                 -              -        1,500,000
Issuance of common stock in connection with acquisition                  -                 -              -       10,500,000
Exercise of warrants                                                     -                 -              -              286
Sale of common stock-194,380 shares issuable                             -                 -              -        1,999,831
Employee stock options                                                   -                 -    (1,933,025)                -
Amortization of deferred compensation                                    -                 -        368,550          368,550
Accrual of Redeemable Preferred Stock dividends                          -         (313,738)              -        (313,738)
Net loss                                                                 -       (7,158,698)              -      (7,158,698)
                                                               -------------------------------------------------------------
Balance at December 31, 1998                                             -      (16,093,242)    (1,564,475)        2,622,305
Comprehensive loss:
     Net loss                                                            -      (21,908,001)              -     (21,908,001)
     Unrealized losses on marketable securities                   (64,134)                 -              -         (64,134)
     Foreign currency translation                                 (18,290)                 -              -         (18,290)
                                                                                                               -------------
Total comprehensive loss                                                                                        (21,990,425)
Issuance of common stock issuable                                        -                 -              -                -
Initial and secondary public offering net of
     $6,727,500 of related costs and expenses                            -                 -              -      120,477,500
Issuance of common stock in connection with acquisition                  -                 -              -       59,400,000
Exercise of warrants and stock options                                   -                 -              -        1,328,876
Employee stock options                                                   -                 -      (325,000)                -
Amortization of deferred compensation                                    -                 -        544,917          544,917
Reversal of deferred compensation of options forfeited                   -                 -         98,231                -
Acceleration of vesting on options                                       -                 -              -          515,191
Accrual of Redeemable Preferred Stock dividends                          -         (109,195)              -        (109,195)
                                                               -------------------------------------------------------------
Balance at December 31, 1999                                     $(82,424)     $(38,110,438)   $(1,246,327)     $162,789,169
                                                               =============================================================

See accompanying notes.
                                      F-5

                      MEDIA METRIX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED DECEMBER 31,
                                                                1999                 1998               1997
                                                           ------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                    $(21,908,001)         $(7,158,698)      $(4,583,948)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Charge for acquired in-process research and
       development                                              6,800,000            1,600,000                 -
     Loss on disposal of equipment                                 43,123               13,174                 -
     Provision for bad debts                                      387,000              160,600           100,000
     Depreciation and amortization of property
       and equipment                                              515,912               65,969            17,991
     Amortization of deferred compensation and
       other stock-based compensation                             544,917              368,550                 -
     Acceleration of vesting on options                           515,191                    -                 -
     Amortization of intangibles                                7,312,505              479,000                 -
     Minority interests                                       (1,688,542)                    -                 -
     Changes in operating assets and liabilities:
       Receivables                                            (5,000,046)            (427,652)         (211,059)
       Prepaid expenses and other current assets                 (44,631)             (13,625)          (38,063)
       Other assets                                                16,653               28,976          (22,280)
       Accounts payable and accrued liabilities                 7,008,832              657,737           793,140
       Advance billings to clients                              3,727,671              393,581           309,200
       Due to The NPD Group, Inc.                             (4,261,330)            3,421,510       (1,117,059)
                                                           ------------------------------------------------------
Net cash used in operating activities                         (6,030,746)            (410,878)       (4,752,078)
                                                           ------------------------------------------------------
INVESTING ACTIVITIES
Purchase of marketable securities                            (14,941,356)                    -                 -
Cash acquired, net of acquisition costs                           500,511            3,185,112                 -
Additions to property and equipment                           (4,733,977)            (117,489)         (134,825)
Proceeds from the sale of fixed assets                                  -                5,300                 -
Security deposits                                               (191,336)                    -                 -
                                                           ------------------------------------------------------
Net cash (used in) provided by investing activities          (19,366,158)            3,072,923         (134,825)
                                                           ------------------------------------------------------
FINANCING ACTIVITIES
Repayments on long-term debt                                  (2,321,771)             (19,155)                 -
Proceeds from exercise of warrants and stock options            1,328,876            1,500,286                 -
Net proceeds from initial and secondary public
   offering                                                   120,477,500                    -                 -
Redemption of redeemable preferred stock                      (4,788,955)                    -                 -
Contributions from minority interest                               71,158                    -                 -
Proceeds from sale of Series A Convertible Preferred
    Stock, net of related costs                                         -                    -         3,640,803
Partner contributions                                                   -                    -         3,200,000
Repayment of loan payable to affiliate                                  -                    -         (600,000)
Payment of dividend                                                     -                    -          (68,142)
Sale of common stock                                                    -            1,999,831               100
                                                           ------------------------------------------------------
Net cash provided by financing activities                     114,766,808            3,480,962         6,172,761
                                                           ------------------------------------------------------
Effect of exchange rate changes on cash                          (18,290)                    -                 -
                                                           ------------------------------------------------------
Net increase in cash and cash equivalents                      89,351,614            6,143,007         1,285,858
Cash and cash equivalents at beginning of year                  8,012,020            1,869,013           583,155
                                                           ------------------------------------------------------
Cash and cash equivalents at end of year                      $97,363,634           $8,012,020        $1,869,013
                                                           ======================================================
SUPPLEMENTAL INFORMATION
Interest paid                                                     $74,660              $11,374                $-
                                                           ======================================================

See accompanying notes.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


1.  DESCRIPTION OF BUSINESS AND ORGANIZATION

         DESCRIPTION OF BUSINESS

Media Metrix, Inc., a Delaware Corporation, provides Internet audience measurement products and services to customers including media companies, Internet advertisers and advertising agencies, technology companies and financial institutions.

         ORGANIZATION

The accompanying consolidated financial statements include the accounts of Media Metrix, Inc., its wholly owned subsidiaries AdRelevance, Inc. and Media Metrix Japan KK, its 90% owned subsidiary Media Metrix Canada Co., its 51% owned subsidiary Media Metrix Pty. Ltd. and its 54.46% owned subsidiary MMXI Europe, B.V., a Dutch company. MMXI Europe, in turn, is consolidated with its wholly owned subsidiaries, MMXI Europe UK Limited, MMXI Europe E.U.R.L. and MMXI (Deutschland) GmbH.

Media Metrix' business was originally conducted as a division within The NPD Group, Inc. until March 1996, when PC Meter, L.P., a Delaware limited partnership, (Media Metrix' predecessor), was formed to conduct Media Metrix' business.

On April 14, 1997, PC Meter was merged into Media Metrix. NPD originally held 100,000 Class A Limited Partnership Units and 79,000 Class B Limited Partnership Units of PC Meter. Two family trusts previously established for the benefit of heirs to the sole shareholder of NPD (the "Family Trusts") each held 19,323.5 Class B Limited Partnership Units. In addition, PC Meter was indebted to NPD in the amount of $3,951,029. On April 14, 1997, PC Meter was merged with and into Media Metrix. Immediately prior to the merger, NPD purchased additional Class A Limited Partnership Units for a purchase price of $3,200,000. Pursuant to the terms of the Agreement and Plan of Merger between Media Metrix and PC Meter, the Class A Limited Partnership Units were exchanged for a total of 41,446 shares of Media Metrix Redeemable Preferred Stock. The Class B Limited Partnership Units were exchanged for a total of 6,522,893 shares of Media Metrix common stock. Post-merger, Media Metrix repaid the amounts owed to NPD by PC Meter. Of the amounts owed NPD, $3,570,052 was paid in cash and $380,977 was forgiven.

The above transactions were accounted for in a manner similar to that of a "pooling of interests" in that the assets and liabilities and related revenues and expenses of PC Meter have been reflected in the accompanying financial statements at their historical book values.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

Media Metrix' consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of the other interest holders is reflected as minority interests. All significant intercompany accounts and transactions have been eliminated.

         ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         REVENUE RECOGNITION

Syndicated (recurring) products and services are sold on a subscription basis. Revenues for such products and services are recognized over the term of the related contract as products or services are provided. Buyers of syndicated products and services typically are billed in advance for up to the next twelve months. Billings rendered in advance of products or services being provided are recorded as "Advance billings to clients" in the accompanying consolidated balance sheet.

Revenues for customized (nonrecurring) products and services are recognized in the period in which the products or services are provided.

         PANEL COSTS

Costs of establishing and maintaining a panel (a group of consumers who furnish marketing data) are expensed in the year incurred and are included in costs of revenues.

         RESEARCH AND DEVELOPMENT COSTS

Research and development costs primarily consist of costs attributable to the development of new products and are expensed as incurred.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased. Substantially all cash and cash equivalents are held with three financial institutions at December 31, 1999 and in one financial institution at December 31, 1998. Media Metrix' cash is exposed to risk to the extent the balance of the cash accounts exceeds federally insured limits.

         MARKETABLE SECURITIES

Media Metrix accounts for its investments in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All investments have been classified as available-for-sale securities as of December 31, 1999. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income (loss). Realized gains and losses and declines other-than-temporary on available-for-sale securities are included in interest and other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest and other income.

         CONCENTRATIONS OF CREDIT RISK

Media Metrix' policy is to review a customer's financial condition prior to extending credit and, generally, collateral is not required. Credit losses are provided for in the financial statements and have been within management's expectations. Under the terms of certain contracts with its customers, Media Metrix receives partial payments as the services are provided. No customer accounted for greater than 10% of our revenues in 1999 and 19998. One customer accounted for approximately 19% of revenues for the year ended December 31, 1997.

         PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives. Direct external and internal computer software development costs subsequent to the preliminary stages of development are capitalized. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease.

         INTANGIBLE ASSETS

Intangibles acquired are being amortized by the straight-line method over one to three years from the date of acquisition (see Note 4).

                       MEDIA METRIX, INC. AND SUBSIDIARIES

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         LONG-LIVED ASSETS

Media Metrix periodically reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses. Such a review has been performed by management and does not indicate an impairment of such assets.

         STOCK-BASED COMPENSATION

Media Metrix accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123").

         FOREIGN CURRENCY TRANSLATION

Local currencies are generally considered to be the functional currency for operations outside the United States. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expenses accounts using a weighted average exchange rate during the year. The resulting translation adjustments are recorded as a component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income.

         COMPREHENSIVE INCOME (LOSS)

Media Metrix adopted Statement of Financial Accounting Standards No. 130 ("FAS 130"), "Reporting Comprehensive Income," in the first quarter of fiscal 1999. As required by FAS 130, the Company displays the accumulated balance of other comprehensive income or loss separately in the equity section of the consolidated balance sheets. Total comprehensive loss, which is comprised of net loss and accumulated other comprehensive income (loss), amounted to approximately $21,990,000 for the year ended December 31, 1999. As of December 31, 1999, accumulated other comprehensive losses consisted of $64,134 and $18,290 for the change in unrealized loss on securities and foreign currency translations, respectively. No other comprehensive income (loss) existed during 1997 or 1998.

3. BASIC AND DILUTED NET LOSS PER SHARE

Media Metrix computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes shares of common stock issuable upon exercise of employee stock options and warrants (see Note 12), and the conversion of preferred stock (see Note 10) as the effect of such exercises would be antidilutive.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

The following sets forth the computation of basic and diluted net loss per share:

                                                               YEAR ENDED DECEMBER 31,
                                                      1999               1998               1997
                                                 ----------------------------------------------------
Numerator:
   Net loss                                      $(21,908,001)        $(7,158,698)       $(4,583,948)
   Preferred stock dividends                         (109,195)           (313,738)          (289,564)
                                                 ----------------------------------------------------

   Net loss applicable to common stockholders    $(22,017,196)        $(7,472,436)       $(4,873,512)
                                                 ====================================================
Denominator for basic and diluted loss per
   share--weighted average shares                  16,445,295           7,618,511          6,523,330
                                                 ====================================================
Basic and diluted loss per share applicable
   to common stockholders                        $      (1.34)        $     (0.98)       $     (0.75)
                                                 ====================================================

4. ACQUISITIONS

On October 8, 1999, Media Metrix acquired all the outstanding shares of preferred and common stock of AdRelevance and outstanding options and warrants to purchase shares of AdRelevance common stock in exchange for 697,664 shares of Media Metrix common stock and 222,164 options and warrants to purchase shares of Media Metrix common stock valued at approximately $59.4 million. Additional consideration is payable upon AdRelevance achieving certain post-closing goals.

The purchase price was allocated as follows: (i) net operating assets acquired of $1,434,000, including cash of $1,320,000, (ii) acquired in-process research and development of $6,800,000, (iii) debt of $2,339,000, and (iv) intangibles of $54,324,000, including related costs and expenses of approximately $819,000. Acquired in-process research and development represents the value attributed to eight technologies in development using the discounted value (using a 32% discount rate) of the expected cash flow streams attributed to those items. Adjustments were made to the expected cash flow streams to incorporate obsolescence of the technologies, the risk of similar technologies emerging in the marketplace, and other factors that may reduce the value realized from the in-process technologies. The technologies relate to tracking non-banner advertising (valued at $4,911,000), reporting advertising in certain sections of advertising (valued at $555,000), reporting and comparing advertising activity among different industries (valued at $551,000), reporting details of advertising activities of Web media networks (valued at $443,000) and four other technologies to help enhance tracking, recognition, analysis and/or reporting of advertising (valued at $340,000). As of the acquisition date, the aforementioned technologies were 20% to 64% complete and are expected to be completed soon after the acquisition date through June 2000.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

On November 5, 1998, Media Metrix and an unrelated entity, RelevantKnowledge, Inc. ("RKI") entered into an agreement and plan of reorganization whereby RKI was merged into Media Metrix. The stockholders of RKI exchanged all outstanding preferred and common stock of RKI for 3,890,825 newly issued shares of common stock in Media Metrix. The fair value of the Media Metrix common stock issued to the previous stockholders and option and warrant holders of RKI is approximately $10,500,000. The purchase price was allocated as follows: (i) net operating assets acquired--$3,182,000, including cash of $3,185,000, (ii) acquired in-process research and development--$1,600,000, (iii) debt--$372,000, and (iv) intangibles--$6,416,000, including related costs and expenses of approximately $326,000.

RKI had issued warrants to acquire shares of its common stock in connection with prior sales of preferred and common stock and convertible secured promissory notes. Such warrants were exchanged for warrants to purchase 360,907 shares of Media Metrix stock and are immediately exercisable as follows: 266,635 at $0.03 per share (8,887 of which were exercised in 1998 and 14,748 in 1999), 67,097 at $6.43 per share, 12,055 at $0.19 per share, 7,778 at $2.57 per share and 7,342 at $5.14 per share. The warrants expire between April 2002 and May 2008. In addition, RKI had issued options to purchase shares of its common stock to its employees pursuant to a stock option plan. Such options were exchanged for options to purchase 46,775 shares of Media Metrix common stock at an exercise price of $2.39 per share. All options are immediately exercisable and expire from 2006 to 2008.

Acquired in-process research and development represents the value attributed to three technologies in development using the discounted value (using a 40% discount rate) of the expected cash flow streams attributed to those items. Adjustments, were made to the expected cash flow streams to incorporate obsolescence of the technologies, the risk of similar technologies emerging in the marketplace, and other factors that may reduce the value realized from the in-process technologies. The three technologies relate to a data warehousing application (valued at $800,000), a panel management tool (valued at $770,000), and an automated tracking system (valued at $30,000). As of the acquisition date, the aforementioned technologies were 25% to 50% complete and were completed in 1999.

The estimates used by Media Metrix in valuing in-process research and development were based on assumptions management believes to be reasonable but which are inherently uncertain and unpredictable. Media Metrix' assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from projected results.

The above acquisitions have been accounted for using the purchase method of accounting and the operations of AdRelevance and RKI have been included in the accompanying consolidated financial statements from the respective dates of acquisition.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

The following table reflects unaudited pro forma results of operations of Media Metrix and RKI on the basis that the acquisitions had taken place as of January 1, 1997 and as of January 1, 1998, and AdRelevance on the basis that the acquisition had taken place as of October 12, 1998 (its date of inception) and as of January 1, 1999:

                                                                                      YEAR ENDED DECEMBER 31

                                                                            1999                1998                 1997
                                                                      ----------------------------------------------------------
    Revenues from sales of services                                       $20,503,000     $   8,145,000          $  3,883,000
                                                                      ==========================================================
    Net loss                                                            $(38,342,000)     $  (26,535,000)        $(14,397,000)
                                                                      ==========================================================
    Net loss applicable to common stockholders                          $(38,451,000)     $  (26,849,000)        $(14,686,000)
                                                                      ==========================================================
    Basic and diluted net loss per share applicable
     to common stockholders                                             $      (2.27)     $        (2.44)        $      (1.41)
                                                                      ==========================================================
    Shares used in the calculation of basic and diluted net loss
      per share applicable to common stockholders                          16,973,232          11,006,256           10,414,204
                                                                      ==========================================================

In management's opinion, the unaudited pro forma results of operations are not indicative of the actual results that would have occurred had the RKI acquisition been consummated on January 1, 1997 or on January 1, 1998 and the AdRelevance acquisition on October 12, 1998 or on January 1, 1999, or of future operations of the combined companies under the management of Media Metrix.

5.  MARKETABLE SECURITIES

At December 31, 1999, marketable securities consisted of the following:

                                                                      UNREALIZED            FAIR

         Available for sale securities:                COST          GAINS/(LOSSES)         VALUE
                                                  -----------------------------------------------------
           Corporate bonds                           $ 4,244,057         $   (9,015)      $ 4,235,042
           Government securities                       2,894,240              11,604        2,905,844
           Asset-backed securities                     6,805,975           (100,170)        6,705,805
           Certificates of deposits                      997,084              33,447        1,030,531
                                                  -----------------------------------------------------
                                                     $14,941,356           $(64,134)      $14,877,222
                                                  =====================================================

There were no material realized gains or losses from sales of securities during the year ended December 31, 1999.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                                               DECEMBER 31,
                                                                            1999             1998
         Furniture and fixtures                                         $  475,902         $134,843
         Computer equipment                                              3,307,868          585,152
         Computer software                                               1,475,527            5,725
         Leasehold improvements                                            609,187                -
                                                                        ---------------------------
                                                                         5,868,484          725,720
         Less accumulated depreciation and amortization                    560,817           75,930
                                                                        ---------------------------
                                                                        $5,307,667         $649,790
                                                                        ===========================

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

                                                                                DECEMBER 31,
                                                                           1999             1998
                                                                      ------------------------------
         Trade accounts payable                                         $3,318,000       $1,079,000
         Payroll and other related costs                                 2,183,000          660,000
         Panel costs                                                     1,296,000           57,000
         Amounts due to minority interests for reimbursements
           of expenses                                                   1,282,000                -
         Other                                                           2,036,000          512,000
                                                                      ------------------------------
                                                                       $10,115,000       $2,308,000
                                                                      ==============================

8.  RELATED PARTY TRANSACTIONS

Effective April 1, 1996 and as amended on September 30, 1998, NPD and Media Metrix entered into a management services agreement whereby NPD, among other services, provides Media Metrix with computer processing capacity and certain administrative functions. As compensation for the services, Media Metrix pays NPD, on a monthly basis, an amount equal to (a) all expenses reasonably incurred by NPD in performance of its duties under this agreement and (b) 105% of NPD's overhead allocable to Media Metrix, as defined. The agreement may be terminated by either party upon 90 days notice, provided NPD may not terminate prior to March 31, 2002. Such charges pursuant to this agreement during the years ended December 31, 1999, 1998 and 1997 amounted to approximately $2,703,000, $6,023,000 and $5,831,000, respectively. At December 31, 1999 and 1998, Media
Metrix owed approximately $444,000 and $4,706,000, respectively, to NPD for such services. Such amounts are non-interest bearing.

Media Metrix has entered into a Services Agreement with NPD as of September 30, 1998. Media Metrix has granted NPD access to its databases for any business purpose of NPD which is not in direct competition with that of Media Metrix. Media Metrix has also granted NPD a non-exclusive license to use certain computer software owned by Media Metrix. Under the terms of the Services Agreement, Media Metrix will receive a monthly fee of $2,500 plus expenses. The Services Agreement is terminable by either party with 120 days notice.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

Media Metrix has entered into a License Agreement with NPD dated as of November 5, 1998. NPD has granted to Media Metrix an exclusive, non-transferable worldwide license to use certain NPD software. The fee is $11,000 per month payable quarterly.

9.  LONG-TERM DEBT

During July 1999, Media Metrix financed the premium due on their directors and officers liability insurance at a rate of 6% per annum. Such debt is payable in monthly principal and interest payments of $17,850, and matures in November 2001. The annual maturities amount to approximately $196,000 and $173,000 for 2000 and 2001, respectively.

In connection with the AdRelevance acquisition (see Note 4), Media Metrix assumed $2.3 million of debt related to bank borrowings and a third party promissory note. This debt was repaid prior to December 31, 1999.

In connection with the RKI acquisition (see Note 4), Media Metrix assumed bank borrowings of approximately $372,000. The credit agreement provided for borrowings up to $1,000,000. The agreement was terminated upon the payment of all outstanding amounts due. There is no outstanding balance as of December 31, 1999. The balance outstanding at December 31, 1998 was $352,532.

10. PREFERRED STOCKS

On April 14, 1997, Media Metrix issued: (i) 495,603 shares of its Series A Convertible Preferred Stock ("Series A") and (ii) warrants to purchase 159,640 shares of its Series B Convertible Preferred Stock ("Series B") at an exercise price of $12.53 per share through October 14, 1999, for proceeds of $3,999,991 pursuant to a private placement to three investors. Media Metrix incurred approximately $359,000 of costs related to this private placement and issued an investment advisor warrants to purchase 377,642 shares of Media Metrix' common stock at an exercise price of $2.88 per share through October 14, 1999. The value of such warrants was nominal. The investment advisor exercised warrants to purchase 245,501 shares of common stock on March 31, 1999.

Immediately prior to the RKI acquisition (see Note 4), the holders of the Series A converted all issued and outstanding shares into 2,155,176 shares of Media Metrix common stock. In addition, the holders of warrants to purchase 119,714 shares of Series B, exercised such warrants and immediately converted the underlying Series B into 520,590 shares of Media Metrix common stock. The remaining 39,926 warrants to purchase Series B were canceled and exchanged for warrants to purchase 173,629 shares of Media Metrix common stock at an exercise price of $2.88 per share. Such warrants were exercised on March 31, 1999. Media Metrix amended and restated its certificate of incorporation to cancel the Series A and Series B. Accordingly, at December 31, 1998, Media Metrix has 5,000,000 of authorized shares of undesignated preferred stock of which 41,446 had been designated to the Redeemable Preferred Stock.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

At December 31, 1998, NPD owned 41,446 shares or 100% of the authorized, issued and outstanding shares of Media Metrix' Redeemable Preferred Stock. Media Metrix repurchased all shares of Redeemable Preferred Stock from NPD and paid all accrued dividends with a portion of the proceeds from its initial public offering (see Note 14).

11. INCOME TAXES

Media Metrix uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Significant components of Media Metrix' deferred tax assets are as follows:

                                                                                DECEMBER 31,
                                                                           1999                 1998
                                                                      ---------------------------------
     Deferred tax assets:
       Net operating loss carryforwards                                $12,845,000           $6,400,000
       Amounts payable to related party                                    178,000            1,882,000
       Accounts receivable reserves                                        200,000               88,000
                                                                      ---------------------------------
     Total deferred tax assets                                          13,223,000            8,370,000
     Valuation allowance for deferred tax assets                      (13,223,000)          (8,370,000)
                                                                      ---------------------------------
     Net deferred taxes                                                $         -          $         -
                                                                      =================================

At April 14, 1997, the date when PC Meter was merged into Media Metrix, Media Metrix had no deferred tax assets or liabilities. RKI and AdRelevance had deferred tax assets of approximately $4,329,000 and $800,000, respectively, with equal valuation allowances as of their respective dates of acquisition. As a result of losses from April 14, 1997 through December 31, 1999, Media Metrix has available net operating loss carryforwards ("NOLs") of approximately $32,112,000 for Federal income tax purposes that expire in 2012, 2018 and 2019. Included in such amounts are RKI pre-acquisition NOLs of approximately $11,129,000 and AdRelevance pre-acquisition NOLs of $1,950,000 which expire through 2019. As a result of the RKI acquisition, under Section 382 of the Internal Revenue Code, utilization of such NOLs will be limited to approximately $600,000 per year through 2013. Future benefits, if any, from the RKI and AdRelevance NOLs would first reduce the intangibles acquired and then income tax expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the NOL can be utilized and the temporary differences become deductible. Since Media Metrix has incurred losses since inception, Media Metrix has established full valuation allowances for deferred tax assets. At December 31, 1997, the valuation allowance was $1,371,000.

12.  STOCK OPTIONS

In November 1998, Media Metrix adopted the 1998 Equity Incentive Plan (the "1998 Plan"). Under the 1998 Plan, Media Metrix may award incentive and other non-statutory stock options, stock appreciation rights, restricted stock and performance stock units and other stock units which are valued by reference to the value of the common stock. Media Metrix also maintains the Media Metrix Stock Option Plan ("Media Metrix Plan") which provides for the award of up to 519,222 shares of common stock in the form of incentive stock options and non-statutory stock options. In February 1999, the Board of Directors adopted, and the shareholders subsequently approved in April 1999, an amendment to increase the number of shares under the 1998 Plan from 732,400 to 1,318,320.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

In October 1998, Media Metrix changed the provisions of all its outstanding stock options granted prior to such time by removing the requirement of the occurrence of an initial public offering before such options became exercisable. This change resulted in a new measurement date. Accordingly, Media Metrix established, as a separate component of stockholders' equity, deferred compensation (approximately $724,000) equal to the number of options granted times the difference in their exercise price and $2.30, the estimated fair value of the common stock at the time of the new measurement date, and recorded compensation expense in 1998 of approximately $348,000 representing the portion of the deferred compensation which vested through December 31, 1998. During 1999, $123,000 of the deferred compensation was amortized.

On December 3, 1998, Media Metrix issued stock options to employees to purchase 153,072 shares of common stock at $2.39 per share, which was considered to be the fair value of the common stock at that time. Soon thereafter, Media Metrix issued shares at $10.29 per share (see Note 14); accordingly, for accounting purposes, Media Metrix used such per share value to record an additional deferred compensation charge of $1,209,000 of which approximately $361,000 and $20,000 was amortized in the years ended December 31, 1999 and 1998, respectively. In addition, during 1999 Media Metrix recorded an additional $325,000 of deferred compensation related to stock options of which $61,000 of the deferred compensation was amortized. Media Metrix also recorded a non-cash compensation charge of approximately $515,000 relating to the acceleration of the vesting provisions of certain stock options.

The following table summarizes activity in stock options:


                                                                Year Ended December 31,
                                  ----------------------------------------------------------------------------------------
                                            1999                          1998                         1997
                                  ----------------------------------------------------------------------------------------
                                   Shares                       Shares                        Shares
                                   Under     Weighted-Average   Under     Weighted-Average     Under     Weighted-Average
                                   Option    Exercise Price     Option     Exercise Price     Option     Exercise Price
                                  ----------------------------------------------------------------------------------------

Balance, beginning of year          696,130         $   1.26     283,093       $      0.17      133,067     $      0.11
Grants                            1,047,320            32.62     373,219              1.97      150,026            0.23
Exercises                          (70,519)             1.19           -                 -            -               -
Forfeitures                        (56,279)             2.97     (6,957)              2.30            -               -
Options issued in connection
    with acquisitions               222,164             3.77      46,775              2.39            -               -
                                  ---------                     --------                       --------
Balance, end of year              1,838,816            19.38     696,130              1.26      283,093            0.17
                                  =========                     ========                       ========
Exercisable, at end of year         354,663        $    1.17     133,242       $      0.39       44,355     $      0.11
                                  =========                     ========                       ========
Weighted-average fair value of
    options issued during the
    period                                         $   23.07                   $      3.42                  $      0.06

                       MEDIA METRIX, INC. AND SUBSIDIARIES

The following tables summarize information about stock options outstanding at December 31, 1999:


                             Options Outstanding               Options Exercisable
                             -------------------               -------------------

                                    AVERAGE      WEIGHTED-                       WEIGHTED-
                                     LIFE         AVERAGE                         AVERAGE
    EXERCISE                          (IN         EXERCISE                        EXERCISE
  PRICE RANGES           OPTIONS    YEARS)         PRICE          EXERCISABLE      PRICE
-------------------------------------------------------------------------------------------
  $0.11 - 0.23           264,393      7.0          $0.17              174,381      $0.14
   0.35 - 0.56           188,847      9.0           0.43               91,403       0.41
   2.30 - 3.71           323,636      8.8           2.52               83,895       2.68
  11.26 - 17.00          338,046      9.2          11.95                    -        -
  25.94 - 36.75           95,784      9.7          33.25                4,984      25.94
  39.25 - 44.56          239,650      9.9          41.09                    -        -
  45.00 - 51.80          388,460      9.7          45.36                    -        -
                       ---------                                      -------
                       1,838,816      9.0          19.38              354,663       1.17
                       =========                                      =======

Fair Value Disclosures

Pro forma information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined as if Media Metrix has accounted for its stock options under the fair value method of that statement. The fair value for those options granted prior to Media Metrix's public offering was estimated using the minimum value method with the following assumptions: no dividend yield, weighted-average expected life of the option of 5 years, and risk-free interest rates of 6.0%, 5.7% and 6.2% for the years ended December 31, 1997, 1998 and 1999, respectively.

For those options granted after Media Metrix became a public entity an expected volatility factor of 97% was used for the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because Media Metrix's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                       MEDIA METRIX, INC. AND SUBSIDIARIES

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Media Metrix' pro forma financial information is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                            1999                1998                1997
                                                       -----------------------------------------------------
      Net loss applicable to common stockholders:
           As reported                                 $(22,017,196)        $(7,472,436)        $(4,873,512)
                                                       =====================================================
           Pro forma                                   $(22,973,184)        $(7,487,969)        $(4,875,943)
                                                       =====================================================
      Net loss applicable to common
      stockholders per share:
           As reported                                       $(1.34)              $(.98)             $(0.75)
                                                       =====================================================
           Pro forma                                         $(1.40)              $(.98)             $(0.75)
                                                       =====================================================

13. LEASE COMMITMENTS

Media Metrix leases certain office space in the United State and other countries. At December 31, 1999, the future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

                   Year ending December 31:
                   2000                               $1,054,000
                   2001                                  744,000
                   2002                                  712,000
                   2003                                  578,000
                   2004                                  326,000
                                                     -------------
                                                      $3,414,000
                                                     -------------

Future minimum lease payments have not been reduced by future minimum sublease rentals of $410,000 under operating leases. Rent expense approximated $861,000, $356,000 and $207,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

14.  STOCKHOLDERS' EQUITY

On January 4, 1999, Media Metrix issued to a foreign investor 194,380 shares of common stock at a purchase price per share of $10.29, for an aggregate purchase price of approximately $2,000,000, pursuant to a stock purchase agreement. Media Metrix had received the proceeds from this transaction on December 31, 1998 and has recorded "common stock issuable" in the accompanying consolidated balance sheet.

In May 1999, Media Metrix consummated an initial public offering (the "IPO") of 3,000,000 shares of common stock at a price of $17 per share. The underwriters in connection with the IPO exercised their over-allotment option to purchase an additional 250,000 shares from Media Metrix and 200,000 shares from existing shareholders at a price of $17 per share. The total net proceeds to Media Metrix amounted to approximately $49,383,000 after deducting the underwriters' discount and related expenses of $5,867,000.

In October 1999, Media Metrix consummated a secondary offering of 3,000,000 shares of common stock at a price of $50.50 per share. Of the 3,000,000 shares sold, 1,500,000 shares were sold by Media Metrix and 1,500,000 shares were sold by existing stockholders. The net proceeds to Media Metrix were $71,095,000

                       MEDIA METRIX, INC. AND SUBSIDIARIES
after deducting the underwriters' discount and related expenses.

On October 15, 1998, Media Metrix stockholders approved a 2.96873-for-one split of the outstanding shares of common stock which was effectuated as a stock dividend, and on November 2, 1998, Media Metrix filed an amended and restated certificate of incorporation increasing the number of authorized shares of common stock from 10,000,000 to 15,000,000. On April 22, 1999, the Board of Directors approved a 1.4648-for-one split of the outstanding shares of common stock payable to stockholders of record on May 5, 1999. Also on April 22, 1999, the Board of Directors and the stockholders approved an increase in the number of authorized shares of common stock to 60,000,000, which became effective May 5, 1999. Retroactive effect has been given to these stock splits. All common share, option and warrant data has been restated to reflect the stock splits.

Media Metrix has reserved 1,941,542 shares of common stock for issuance upon the exercise of all outstanding options and warrants at December 31, 1999. In addition, Media Metrix has reserved 102,361 shares of common stock for issuance to the former stockholders of AdRelevance if certain post-closing goals are met.

15. INTERNATIONAL OPERATIONS

In September 1999, Media Metrix entered into an agreement with GfK AG and Ipsos SA to form MMXI Europe B.V. Pursuant to the terms of the agreement, Media Metrix owned 54.46%, GfK owned 19.9% and Ipsos owned 25.64% of MMXI Europe. In December 1999, Media Metrix formed Media Metrix Japan KK, as a wholly owned subsidiary. The assets and results of MMXI Europe and Media Metrix Japan were not significant.

In January 2000, Media Metrix entered into an agreement with ComQUEST Research Inc. ("ComQUEST") to form Media Metrix Canada Co. Pursuant to the terms of the agreement, Media Metrix owns 90% and ComQUEST owns 10% of the joint venture.

In March 2000, Media Metrix acquired the Internet audience measurement business operated by SIFO Group AB in Sweden. The new company, MMXI Nordic, is a wholly owned subsidiary of Media Metrix. Media Metrix acquired all of the outstanding shares of MMXI Nordic in exchange for $5,691,000 and 52,000 shares of Media Metrix common stock. In connection with this acquisition, SIFO purchased 8.0% of MMXI Europe, reducing Media Metrix' ownership to 50.1% and Ipsos to 22.0%.

In September 1999, Media Metrix and AMR Interactive Pty. Ltd. ("AMR") agreed to form Media Metrix Australia. The documents relating to the joint venture were finalized in March 2000. Media Metrix owns 51% and AMR owns 49% of the company.

In connection with the formation of each of the international joint ventures, Media Metrix granted each of its joint venture partners an option, subject to certain conditions, to exchange such partners' shares in the respective joint ventures for shares of Media Metrix common stock. If any partner elects to exercise its option to convert its shares into shares of Media Metrix common stock, Media Metrix will need to record additional goodwill in an amount equal to the difference between the then fair market value of the shares of Media Metrix' common stock multiplied by the number of shares issued and the net book value of the joint venture of which such partner is a shareholder attributable to such partner.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AdRelevance, Inc.

We have audited the accompanying balance sheet of AdRelevance, Inc. (the Company) as of December 31, 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the period from October 12, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AdRelevance, Inc. at December 31, 1998, and the results of its operations and its cash flows for the period from October 12, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company's recurring net losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 /s/ Ernst & Young LLP

Seattle, Washington
October 5, 1999,
  except for paragraphs 3 and 4 of
  Note 8, as to which the date is
  October 8, 1999

                                ADRELEVANCE, INC.
                                 BALANCE SHEETS

                                                              DECEMBER 31,       SEPTEMBER 30,
                                                                  1998                1999
                                                              ------------       -------------
                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                                   $    67,507        $ 1,360,752
  Accounts Receivable                                                   -             10,000
  Prepaid expenses and other                                        2,650            140,049
                                                              -----------        -----------
Total current assets                                               70,157          1,510,801
Property and equipment                                             11,369            289,488
Deferred charges and other assets                                  21,030             42,009
                                                              -----------        -----------
Total assets                                                  $   102,556        $ 1,842,298
                                                              ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                       $    65,378        $   336,835
  Advance billings to clients                                           -              6,667
  Line of credit                                                        -            250,000
  Current portion of capital lease obligations                          -             31,996
  Convertible note payable                                        100,000                  -
  Note payable                                                          -          2,000,000
                                                              -----------        -----------
Total current liabilities                                         165,378          2,625,498
Capital lease obligations, less current portion                         -             59,454
Shareholders' equity (deficit):
  Series A preferred stock, $.0001 par value:
    Authorized shares-860,000
    Issued and outstanding shares-798,607
    Liquidation preference-$1,724,991                                   -          1,103,236
  Common stock, $.0001 par value:
    Authorized shares-6,000,000
    Issued and outstanding shares-1,780,000 in 1998 and
    1,793,333 in 1999                                               2,320          3,989,688
  Deferred stock-based compensation                                     -         (3,050,569)
  Accumulated deficit during development stage                    (65,142)        (2,885,009)
                                                              -----------        -----------
Total shareholders' equity (deficit)                              (62,822)           842,654
                                                              -----------        -----------
Total liabilities and shareholders' equity (deficit)          $   102,556        $ 1,842,298
                                                              ===========        ===========


                             See accompanying notes.

                                ADRELEVANCE, INC.
                            STATEMENTS OF OPERATIONS

                                OCTOBER 12, 1998      NINE MONTHS ENDED
                                 (INCEPTION) TO       SEPTEMBER 30, 1999
                                DECEMBER 31, 1998     ------------------
                                -----------------
                                                          (UNAUDITED)
Revenues                              $         -           $     3,333

Operating expenses:
  Sales and marketing                       3,823               224,184
  General and administrative               46,379               855,855
  Research and development                 14,709               817,784
  Stock-based compensation                      -               921,285
                                      -----------           -----------

Total operating costs                      64,911             2,819,108
                                      -----------           -----------
Loss from operations                      (64,911)           (2,815,775)
Interest expense, net                         231                 4,092
                                      -----------           -----------
Net loss                              $   (65,142)          $(2,819,867)
                                      ===========           ===========

                             See accompanying notes.

                                ADRELEVANCE, INC.
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                              SERIES A PREFERRED STOCK           COMMON STOCK          DEFERRED       ACCUMULATED       TOTAL
                              ------------------------           ------------         STOCK-BASED       DEFICIT         -----
                                                                                      COMPENSATION      -------
                                                                                      ------------
                              SHARES          AMOUNT        SHARES         AMOUNT
                              ------          ------        ------         ------
Issuance of
   common stock in
   exchange for cash ($320)
   and assets ($2,000)                              $-      1,780,000    $     2,320            $-             $-    $     2,320-
Net loss                              -              -              -              -             -        (65,142)       (65,142)
                            -----------    -----------    -----------    -----------   -----------    -----------    -----------
Balance at December 31,
  1998                                -              -      1,780,000          2,320             -        (65,142)       (62,822)
  Issuance of preferred
  stock, net of issuance
  cost of $46,758
  (unaudited)                   798,607      1,103,236              -              -             -              -      1,103,236
Nonemployee stock-
  based compensation
  (unaudited)                         -              -              -        296,361             -              -        296,361
Fair value of warrants
  issued in connection
  with borrowing
  arrangements
  (unaudited)                         -              -              -         13,514             -              -         13,514
Deferred stock-based
  compensation
  (unaudited)                         -              -              -      3,675,493    (3,675,493)             -              -
Amortization of stock-
  based compensation
  (unaudited)                         -              -              -              -       624,924              -        624,924
Exercise of stock
  options (unaudited)                 -              -         13,333          2,000             -                         2,000
Net loss (unaudited)                  -              -              -              -             -     (2,819,867)    (2,819,867)
                            -----------    -----------    -----------    -----------   -----------    -----------    -----------
Balance at September 30,
  1999 (unaudited)              798,607    $ 1,103,236      1,793,333    $ 3,989,688   $(3,050,569)   $(2,885,009)     ($842,654)
                            ===========    ===========    ===========    ===========   ===========    ===========    ===========

                             See accompanying notes.

                                ADRELEVANCE, INC.
                            STATEMENTS OF CASH FLOWS

                                                     OCTOBER 12, 1998
                                                      (INCEPTION) TO      NINE MONTHS ENDED
                                                     DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                     -----------------    ------------------
                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                                 $   (65,142)        (2,819,867)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization                                   61             41,109
  Noncash stock-based compensation                               600            922,550
  Changes in operating assets and liabilities:
    Accounts receivable                                            -            (10,000)
    Prepaid expenses                                          (2,650)          (137,399)
    Accounts payable and accrued expenses                     65,378            271,457
    Advance billings to clients                                    -              6,667
    Deferred charges and other assets                        (21,030)            (8,730)
                                                         -----------        -----------
Net cash used in operating activities                        (22,783)        (1,734,213)

INVESTING ACTIVITIES
Purchases of property and equipment                          (10,030)          (213,413)

FINANCING ACTIVITIES
Borrowings on line of credit                                       -            250,000
Proceeds from issuance of convertible note
  payable                                                    100,000                  -
Proceeds from note payable                                         -          2,000,000
Proceeds from issuance of common stock                           320                  -
Proceeds from exercise of stock options                            -              2,000
Net proceeds from issuance of Series A preferred
  stock                                                            -          1,003,236
Principal payments on capital lease obligations                    -            (14,365)
                                                         -----------        -----------
Net cash provided by financing activities                    100,320          3,240,871
                                                         -----------        -----------
Increase in cash and cash equivalents                         67,507          1,293,245
Cash and cash equivalents at beginning of period                   -             67,507
                                                         -----------        -----------
Cash and cash equivalents at end of period               $    67,507        $ 1,360,752
                                                         ===========        ===========

SUPPLEMENTAL CASH FLOW INFORMATION
Issuance of common stock and warrants in
  exchange for computer equipment and services           $     2,000        $    13,514
Conversion of note payable into shares of Series
  A preferred stock                                                -            100,000
Furniture and equipment acquired through capital
  lease obligations                                                -            105,815


                             See accompanying notes.

                               ADRELEVANCE, INC.
                         NOTES TO FINANCIAL STATEMENTS

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

1. Organization and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS AND GOING CONCERN

       AdRelevance, Inc. (the "Company"), incorporated in the State of Washington on October 12, 1998, is engaged in the development of a proprietary, real-time, competitive advertising service for the Word Wide Web. The Company has developed an intelligent agent technology that gathers and classifies online advertising and allows clients to create customized analytical reports regarding advertising found on the World Wide Web. The Company completed the commercial launch of its product on September 7, 1999.

       The Company has incurred operating losses since its inception and has limited working capital. The Company has financed its operations to date through the issuance of equity securities and bank borrowings. Further development and establishment of the Company's business will require additional equity financing. The Company believes that equity financing can be obtained from existing or new investors. However, there can be no assurance that the Company will be able to obtain such equity financing on acceptable terms, if at all. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INTERIM FINANCIAL STATEMENTS

       The accompanying balance sheet as of September 30, 1999 and the statements of operations and cash flows for the nine months ended September 30, 1999, are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH EQUIVALENTS

       The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)



CONCENTRATION OF CREDIT RISK

       The Company is subject to concentration of credit risk from its cash investments. The Company's credit risk is managed through monitoring the stability of the financial institutions utilized and diversification of its financial resources.

       Financial instruments consist of cash and cash equivalents and capital lease obligations. The fair value of all financial instruments approximate the carrying amount based on the current rate offered for similar instruments.

PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

INCOME TAXES

       The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

REVENUE RECOGNITION

       Products and services are sold on a subscription basis and the related revenues are recognized over the term of the products and services. Customers are typically billed in advance for the next three months. Billings rendered in advance of products and services are recorded as "Advance Billings to Clients" in the accompanying balance sheet.

STOCK-BASED COMPENSATION

       The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (see Note 6). The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or in

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

Conjunction with Selling, Goods or Services.

NEW ACCOUNTING PRONOUNCEMENTS

       In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires all costs related to the development of internal use software, other than those incurred during the application development stage, to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company does not expect that the adoption of SOP 98-1 will have a material impact on its financial statements because it has not currently developed software for internal use.

2. PROPERTY AND EQUIPMENT

       Property and equipment consist of the following at December 31, 1998:

Computers and equipment           $10,789
Furniture and fixtures                641
                                  -------
                                   11,430
Accumulated depreciation             (61)
                                  -------
                                  $11,369
                                  =======

3. LEASES

       The Company leases office space under an operating lease which calls for fixed rental payments through December 31, 1999. Total rent expense under this operating lease for the periods ended December 31, 1998 and September 30, 1999 was $1,574 and $35,911, respectively. Future minimum lease payments under this agreement are $37,600 for 1999.

       In July 1999, the Company entered into an agreement to sublease new office space for the period September 1, 1999 through February 28, 2001. The agreement requires total payments of approximately $300,000.

4. DEBT

       In December 1998, the Company borrowed $100,000 under an unsecured 4.33% convertible note payable. The note was converted into 69,444 shares of Series A preferred stock (Series A) in January 1999 in accordance with the note agreement.

       In February 1999, the Company obtained a $100,000 equipment capital lease line of credit and issued 3,695 Series A warrants at an exercise price of $1.44 per share. The warrants expire after the earlier of seven years after issuance or three years after the completion of an initial public offering. The value of the warrants of $5,150 is being amortized over the life of the lease. Under this 36-month agreement, the Company has signed capital leases for various furniture and equipment.

       In March 1999, the Company entered into a financing arrangement with a bank which provided for a $250,000 line of credit for operating needs.

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

Borrowings under the line of credit bear interest at the bank's prime rate plus 0.25% and are collateralized by substantially all nonleased assets of the Company, including intellectual property. In connection with the establishment of the line of credit, the Company issued 5,208 Series A warrants at an exercise price of $1.44 per share. The warrants expire at the earlier of seven years or three years after the completion of an initial public offering. The value of the warrants of $8,364 is being amortized over the life of the agreement.

       In August 1999, the Company signed a $2 million promissory note with a company with a maturity date of January 26, 2001. The note carries an interest rate of 7% and is collateralized by substantially all nonleased assets of the Company, including intellectual property. Principal and interest on the promissory note is due and payable commencing on the earlier of the twelve-month anniversary of the issuance date, payable in six equal monthly installments, or upon change of ownership of the Company.

5. INCOME TAXES

       At December 31, 1998, the Company had net operating loss carryforwards and research and development credit carryforwards of $52,104 and $673, respectively. These carryforwards expire in 2018. Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Since the Company's utilization of these deferred tax assets is dependent on future profits which are not assured, a valuation allowance equal to the deferred tax assets has been provided. Significant components of deferred tax assets as of December 31, 1998 are as follows:

Deferred tax assets:

  Net operating loss carryforward                   $17,715
  Research and development credit carryforward          673
  Other temporary differences                         4,307
                                                   --------
Total gross deferred tax assets                      22,695
Less valuation allowance                           (22,695)
                                                   --------
Net deferred tax asset                                   $-
                                                   ========

6. SHAREHOLDERS' EQUITY

PREFERRED STOCK

       During January and February 1999, the Company sold 798,607 shares of Series A in exchange for gross proceeds of $1,149,994. Each share of Series A is convertible into one share of common stock. Automatic conversion shall occur upon consummation of an initial public offering at a price of not less than $5.76 per share and for a total offering of not less than $15 million net proceeds, or the date specified by written consent or agreement of the holders of a majority of the outstanding shares of Series A stock.

       The holders of Series A will be entitled to receive noncumulative dividends at the rate of $0.115 per share per annum, if and when declared by the

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

Board of Directors. The holders of Series A stock shall be entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to receive, in preference to holders of common stock, an amount equal to $2.16 per share plus declared but unpaid dividends if any. Thereafter, all remaining assets shall be distributed among the holders of Series A and common stock on a pro rata basis (assuming conversion of all Series A into common stock) until the holders of the Series A have received an aggregate of $5.76 per share. The holder of each share of Series A stock shall have the right to the number of votes equal to that number of shares of common stock issuable upon conversion.

       The Company is prohibited from taking certain corporate actions without the approval of the holders of the majority of outstanding Series A shares. In conjunction with the sale of Series A, the Company, its founders, and the Series A investors also entered into an Investors Rights Agreement, Right of First Refusal and Co-sale Agreement, and a Voting Agreement.

COMMON STOCK

       In conjunction with the sale of Series A preferred stock, the Company's founders and other shareholders granted the Company a right to repurchase 1,720,000 shares of common stock held by them at the original purchase price of $0.001 per share if their employment or consulting arrangement terminates under certain circumstances. The Company's right of repurchase lapses at a variety of rates beginning in October 1998. At December 31, 1998, 1,079,309 (788,102 at September 30, 1999) shares held by these shareholders were subject to repurchase under these agreements. The restricted stock agreements provide for adjusted repurchase lapsing schedules in the event of a change of control.

STOCK OPTION PLANS

       Under the terms of the 1998 and 1999 Stock Option Plans, the Board of Directors may grant incentive and nonqualified stock options to employees, officers, directors, and consultants of the Company. An aggregate of 993,333 shares of common stock were reserved for future issuance. The Company generally grants stock options with exercise prices equal to the fair market value of common stock on the date of grant as determined by the Board of Directors. Options generally vest over a three- or four-year period or by specific terms of the option agreement.

       A summary of stock option activity follows:

                                                          OUTSTANDING OPTIONS
                                                          -------------------
                                                                    WEIGHTED-
                                                SHARES     NUMBER    AVERAGE
                                               AVAILABLE     OF     EXERCISE
                                               FOR GRANT   SHARES     PRICE
                                               ---------   ------   --------
  1998 Stock Option Plan introduction            400,000         -    $   -
  Options granted                               (180,000)  180,000    $0.10
                                               ---------   -------    -----
Outstanding at December 31, 1998                 220,000   180,000    $0.10
  Reduction of shares available under the
  1998 Stock Option Plan                        (100,000)        -    $   -
  1999 Stock Option Plan introduction            693,333         -    $   -
  Options granted                               (656,458)  656,458    $1.23
  Options exercised                                   -    (13,333)   $0.15
                                               ---------   -------    -----
Outstanding at September 30, 1999                156,875   823,125    $1.02
                                               =========   =======    =====

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)




The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1998:

                              OUTSTANDING OPTIONS
                              -------------------
                                          WEIGHTED-AVERAGE     EXERCISABLE
         EXERCISE                       REMAINING CONTRACTUAL   NUMBER OF
           PRICE     NUMBER OF SHARES          LIFE              SHARES
         --------    ----------------   ---------------------  -----------
             $0.10            180,000         2.94 years            -

       Under APB No. 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant. Deferred stock-based compensation is recorded for those situations where the exercise price of a stock option was lower than the deemed fair value for financial reporting purposes of the underlying common stock. The Company recorded aggregate deferred stock-based compensation of $3,675,493 in the nine months ended September 30, 1999. The deferred stock-based compensation is being amortized over the vesting period of the underlying options. Total amortization of stock-based compensation recognized was $624,924 in the nine months ended September 30, 1999.

       Had the stock-based compensation for the Company's Stock Option Plans been determined based on the minimum value model using the multiple-option approach, the Company's net loss would have been increased by $37 for the period ended December 31, 1998. The fair value at each option grant is estimated on the date of grant using the minimum option pricing model, assuming no expected dividends, average risk-free interest rate of 5.0%, and average expected life of three years. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma earnings for future years because the amounts above include only the amortization of the fair value of 1998 grants.

       In 1999, the Company issued options to consultants to acquire 79,500 shares of common stock at an exercise price of $0.15 per share. The value of the options will be recognized over the related service period with final valuation at the completion of the service period. Through September 30, 1999, the Company had recognized stock-based compensation expense of $296,361 related to these stock options.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

       The following shares of common stock were reserved at December 31, 1998:

1998 Stock Option Plan                                     400,000
Series A preferred stock                                   860,000
                                                         ---------
                                                         1,260,000
                                                         =========

                              ADRELEVANCE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1999 IS UNAUDITED)

7. YEAR 2000 DISCLOSURE (UNAUDITED)

       The Company recognizes the need to ensure that its operations will not be adversely impacted by Year 2000 software failures. The Year 2000 (Y2K) problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as 1900 rather than 2000, which could result in miscalculations or system failures. The Company is currently working to address the potential impact of the Y2K problem. The Company's processes for evaluating and managing the risks and costs associated with this potential problem are being managed by internal staff members.

       The Company has, to date, determined that significant modification is not required for its financial reporting and other information technology to be ready for the year 2000. The Company has not yet determined the impact that a Y2K failure suffered by vendors, customers, suppliers, or other third-party service providers would have on the Company, but believes that such a failure could have a material adverse impact. The Company will continue to evaluate the status of its Y2K compliance to determine whether a contingency plan for dealing with such failures is necessary, but no such plan has yet been adopted by the Company. The Company has not yet determined what the nature and timing of any such contingency plan would be. As of December 31, 1998, the Company has not incurred any incremental expenses in relation to the Y2K issue because the technology platforms designed since inception were implemented to support Y2K compliance.

       Based on the information the Company has developed to date, the Company estimates that costs of addressing potential problems will not have a material adverse impact on its operations.

8. SUBSEQUENT EVENTS

STOCK TRANSFER

       On October 8, 1999, the Company issued to a consultant 100,000 shares of common stock as additional compensation for past consulting services. A founder of the Company contributed 100,000 shares of stock to the Company to facilitate this stock issuance. The estimated fair value of these shares is $19.34 per share and in accordance with SEC Staff Accounting Bulletin No. 79, stock-based compensation expense will be recognized in October 1999 for the value of these services.

ACQUISITION OF THE COMPANY

       On October 8, 1999, the Company entered into an agreement whereby all of the outstanding stock of the Company would be acquired by Media Metrix, Inc. for a purchase price of approximately $59.4 million and an additional amount which is contingent upon the Company achieving certain milestones.

                               MEDIA METRIX, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1999

                                                         HISTORICAL
                                              ---------------------------------
                                                MEDIA                  AD          PRO FORMA
                                                 METRIX             RELEVANCE     ADJUSTMENT            PRO FORMA
                                              --------------      -------------   -----------           ---------

Revenues                                      $   20,500,127    $       3,333    $         -       $   20,503,460
Costs of services                                 10,291,392              -                -           10,291,392
                                              -------------------------------------------------------------------
Gross Profit                                      10,208,735            3,333              -           10,212,068
Operating Expenses:
  Research and development                         5,044,068          817,784              -            5,861,852
  Sales and marketing                              9,116,727          224,184              -            9,340,911
  General and administrative                       6,755,220          855,855            33,000         7,644,075
  Amortization of deferred compensation
    and other stock-based compensation             1,060,108          921,285              -            1,981,393
  Amortization of intangibles                      7,312,505              -          13,581,000        20,893,505
  Acquired in-process research and
    development                                    6,800,000              -                -            6,800,000
                                              -------------------------------------------------------------------
  Total operating expenses                        36,088,628        2,819,108        13,614,000        52,521,736
                                              -------------------------------------------------------------------
Loss from operations                            (25,879,893)       (2,815,775)      (13,614,000)      (42,309,668)
 Interest income, net of interest expense          2,283,350           (4,092)             -            2,279,258
 Minority interests                                1,688,542              -                -            1,688,542
                                              -------------------------------------------------------------------
Net loss                                        (21,908,001)       (2,819,867)      (13,614,000)      (38,341,868)
Preferred stock dividends                          (109,195)              -                -             (109,195)
                                              -------------------------------------------------------------------
Net loss applicable to common stockholders    $ (22,017,196)    $  (2,819,867)    $ (13,614,000)   $  (38,451,063)
                                              ===================================================================
Basic and diluted net loss per share
  applicable to common stockholders
  (Note 3)                                           $ (1.34)                                           $   (2.27)
                                              ==============                                        =============
Shares used in the calculations of basic and
  diluted net loss per share applicable to
  common stockholders (Note 3)                    16,445,295                                           16,973,232
                                              ==============                                        =============

           See Notes to Unaudited Pro Forma Statement of Operations

                               MEDIA METRIX, INC.
             NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

1.     BASIS OF PRESENTATION

       The unaudited pro forma statement of operations gives effect to Media Metrix's October 8, 1999 acquisition of AdRelevance as if it occurred on January 1, 1999. The unaudited pro forma statement of operations for the year ended December 31, 1999 sets forth the historical results of operations of Media Metrix for the year ended December 31, 1999 and of AdRelevance for the nine months ended September 30, 1999. The operations of AdRelevance for the three months ended December 31, 1999 are included in the operations of Media Metrix.

       The unaudited pro forma statement of operations has been prepared by management and should be read in conjunction with the historical financial statements of Media Metrix and AdRelevance. The statement of operations does not purport to be indicative of the financial condition and results of operations that might have occurred if the AdRelevance acquisition was consummated on January 1, 1999. Additionally, the unaudited pro forma statement of operations does not purport to be indicative of future results.

       Management believes additional synergies and operational improvements, not reflected in the accompanying unaudited pro forma statement of operations, will be realized by the combined companies. Such amounts cannot be reasonably quantified and, therefore, are not reflected in the unaudited pro forma statements of operations.

2.     PRO FORMA ADJUSTMENTS

       The pro forma adjustments reflect the additional amortization and depreciation required for a full year's amortization of the intangibles acquired and depreciation of the increase in the fair value of the fixed assets acquired.

       In connection with the acquisition of AdRelevance, the stockholders of AdRelevance exchanged all outstanding preferred and common shares of AdRelevance for 697,664 newly issued shares of Media Metrix and an additional 77,520 shares may be issued upon AdRelevance achieving certain post-closing goals. Additionally, holders of options and warrants to purchase shares of AdRelevance common stock exchanged such options and warrants for options and warrants to purchase 223,726 shares of Media Metrix common stock and an additional 24,841 options and warrants may be issued upon AdRelevance achieving certain post-closing goals. The fair value of the shares of Media Metrix common stock, options and warrants issued to the previous stockholders and option and warrant holders of AdRelevance is approximately $59,400,000. The purchase price was allocated as follows: (i) net operating assets acquired - $1,434,000, (ii) acquired in-process research and development - $6,800,000, (iii) debt - $2,339,000, and (iv) intangibles - $54,324,000, including related costs and expenses of approximately $819,000. Total intangibles acquired have an estimated life of 3 years. Accordingly, the estimated annual amortization charge will be approximately $18,018,000.

       If Media Metrix issues the additional shares of common stock, options and warrants upon AdRelevance achieving certain post-closing goals, additional goodwill of approximately $4,300,000 (based on the March 31,2000 value of Media Metrix's common stock) would be recorded which would result in additional amortization of intangibles.

3.     NET LOSS PER SHARE APPLICABLE TO COMMON STOCKHOLDERS

       Pro forma net loss per share applicable to common stockholders adjusts the weighted average shares outstanding for Media Metrix's historical financial statements for the shares issued to AdRelevance stockholders as if such shares were outstanding for the entire year ended December 31, 1999.

April 26, 2000




We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Media Metrix have not changed since the date hereof.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Media Metrix in connection with the sale of the common stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee.

SEC Registration Fee                      $7,224.57
Printing Expenses                         10,000.00
Legal Fees and Expenses                   50,000.00
Accounting Fees and Expenses              30,000.00
Miscellaneous                              7,775.43
                                        -----------
Total                                    105,000.00
                                        ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

       Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

       Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

       Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

       Article Tenth of Media Metrix's Amended Certificate of Incorporation, states that to the fullest extent permitted by the DGCL, no director of Media Metrix shall be personally liable to Media Metrix, any of its stockholders or any other person or entity for monetary damages for breach of fiduciary duty owed to Media Metrix, its stockholders or such other person or entity owing to such director's position as a director of Media Metrix.

       Article Ninth of Media Metrix's Amended Certificate of Incorporation, contains substantially the same provisions for indemnification as those contained in Section 145 of the DGCL. Additionally, Article Ninth provides that in any judicial proceeding in which a person seeks indemnification pursuant to Article Ninth, the burden of proving that such person is not entitled to indemnification shall be on Media Metrix. Article Ninth further provides that any person who successfully establishes a right to indemnification, in whole or in part, under Article Ninth in any such proceeding shall be indemnified by Media Metrix against expenses incurred (including attorneys' fees) in establishing such right to indemnification. Finally, Article Ninth provides that in the event the DGCL is amended to expand further the indemnification permitted to the persons covered by Article Ninth, Media Metrix shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended. Reference is made to the Amended Certificate of Incorporation and By-Laws filed as Exhibits 3.1 and 3.2, respectively.

       Media Metrix has entered into indemnification agreements with its current directors and executive officers. Media Metrix has insured its directors and officers against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

       Under the Underwriting Agreement, the underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of Media Metrix against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

       Since its incorporation in March 1997, the Registrant has issued and sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

       1. On April 14, 1997, Media Metrix merged with PC Meter, L.P. The Registrant issued (i) 41,446 shares of Media Metrix redeemable preferred stock in exchange for 438,767.7324 Class A Limited Partnership Units of PC Meter; and
(ii) 2,142,770 shares of Media Metrix common stock in exchange for 117,647 Class B Limited Partnership Units of PC Meter. All of the outstanding Class A Limited Partnership Units were held by The NPD Group, Inc. NPD also held 79,000 Class B Limited Partnership Units. The 1995 Scott Johnson Trust and The 1995 Stacey Johnson Trust each held 19,323.5 Class B

Limited Partnership Units. After the merger, NPD, The 1995 Scott Johnson Trust and The 1995 Stacey Johnson Trust held 4,380,559, 1,071,385 and 1,071,385 shares of Media Metrix common stock, respectively.

       2. On April 14, 1997, the Registrant issued:

       - warrants to purchase 377,642 shares of common stock at an exercise price of $2.88 per share to Veronis Suhler & Associates as compensation for services rendered by Veronis Suhler & Associates to Media Metrix;

       - 495,603 shares of Series A Preferred Stock convertible into 2,155,176 shares of common stock, at an effective purchase price per share of common stock of $1.86; and

       - warrants to purchase 159,640 shares of Series B Preferred Stock at an exercise price of $12.53 per share.

       The Series A Preferred Stock and warrants to purchase Series B Preferred Stock were sold to five accredited investors for an aggregate purchase price of $4.0 million.

       All of the outstanding shares of the Series A Preferred Stock were converted into shares of common stock on November 4, 1998. Warrants to purchase 119,713 shares of Series B Preferred Stock were exercised on November 4, 1998 and such shares of Series B Preferred Stock were converted into 520,590 shares of common stock on the same date. The Registrant received aggregate proceeds of $1.5 million from the exercise of such warrants. The remaining warrants to purchase 39,926 shares of Series B Preferred Stock were converted into warrants to purchase 173,629 shares of common stock at an exercise price of $2.88 per share. Such warrants were exercised on March 31, 1999.

       3. On November 5, 1998, RelevantKnowledge merged with Media Metrix. The Registrant issued an aggregate of 3,890,825 shares of common stock, or 0.3111 shares of common stock for each outstanding share of common stock and preferred stock of RelevantKnowledge. The Registrant also replaced 1,160,290 warrants to purchase shares of RelevantKnowledge common stock with a weighted average exercise price of $2.31 with warrants to purchase 360,907 shares of common stock with a weighted average exercise price of $1.38; and issued 46,775 options to purchase common stock to the employees of RelevantKnowledge who became employees of the Registrant after the merger. These options replaced options to purchase RelevantKnowledge common stock which expired at the time of the merger. These options were issued at an exercise price of $3.50 per share, and in general vest incrementally over a period of four years, with credit given for prior service with RelevantKnowledge.

       4. On January 4, 1999, the Registrant issued to Investment A.B. Bure ("Bure") 194,380 shares of common stock at a purchase price per share of $10.29, for an aggregate purchase price of approximately $2 million, pursuant to a stock purchase agreement between the Registrant and Bure.

       5. The Registrant granted stock options to purchase 968,362 shares of common stock at exercise prices ranging from $0.23 to $11.26 per share to employees, consultants and directors pursuant to its Stock Option Plan and 1998 Equity Plan.

       6. From inception through October 8, 1999, the Registrant issued and sold 875,285 shares of its common stock to investors for aggregate consideration of $1,242,399 pursuant to exercises of warrants to purchase common stock as follows:

               Greylock IX Limited Partnership for 162,767 shares; Oak Investment Partners VI, Limited Partnership for 102,299 shares; Oak VI Affiliates Fund, Limited Partnership for 2,150; Venrock Associates for 38,957; Venrock Associates II, L.P. for 54,364 shares; Jann Adams for 8,887 shares; Robert Friedman for 3,550 shares; Jeffrey C. Levy for 2,217 shares; Unterberg Harris Private Equity Partners, C.V. for 1,562 shares; Unterberg Harris Private Equity Partners, L.P. for 7,411 shares; J.H. Whitney Value Fund I, L.P. for 58,592 shares;

       J.H. Whitney & Co. for 7,776 shares; Anderson and Lembke for 22,353 shares; Henry Barry for 655 shares; W. Robert and Leslie Dahl for 4,429 shares; Esher Limited for 15,551 shares; Robert J. Garry for 4,429 shares; William Hess for 2,217 shares; Boland Jones for 8,886 shares; The MISU Trust dtd 2/29 /99 for 35,552 shares; Robert Ross for 4,429 shares; Bayview Investors, Ltd. for 6,647 shares; Sirrom Capital Corporation for 25,095 shares; Gibson Thomas for 2,212 shares; Robert Tolleson for 767 shares; Veronis, Suhler & Associates for 122,813 shares David Wheldon for 3,073 shares; Whitney Equity Partners, L.P. for 133,416 shares; Lloyd Winawer for 776 shares; WS Investment Company 97 A & WS Investment Company 97B for 11,795 shares; Sami Akbay for 790 shares; Jatin Desai for 447 shares; Girish Phadke for 369 shares; Avijeet Sinha for 131 shares; Richard Mangi for 357 shares; Hemant Jaswal for 714 shares; Gary Morse for 357 shares; Sadat Chowdhury for 312 shares; Ashish Bhutada for 125 shares; Shelly Gupta for 223 shares; Selina Jarrett for 179 shares; Jim Brown for 86 shares; Peter Dolch for 4,832 shares; Moses Merchant for 4,832 shares; Yogendra Sanghani for 4,832 shares and Misa Burnett for 1,072 shares.

       7. On October 8, 1999, the Registrant acquired AdRelevance, Inc. and issued an aggregate of 697,674 shares of common stock in connection with this acquisition. If AdRelevance achieves certain post-closing goals, the Registrant will be obligated to issue up to an additional 77,520 shares. Also, in connection with the acquisition, the Registrant agreed to assume options and warrants that enable the holders to purchase an aggregate of 223,726 shares of the Registrant's common stock. If AdRelevance achieves certain post-closing goals, the Registrant will be obligated to issue up to an aggregate of 24,841 additional shares under these options and warrants. The transaction was valued at approximately $59.4 million, or $66 million if AdRelevance achieves certain post-closing goals. These prices are based on the closing price of the common stock on October 4, 1999.

       8. On March 6, 2000, the Registrant acquired MMXI Nordic and issued an aggregate of 52,000 shares of common stock to the Seller, Osprey BV.

       9. All share information set forth above reflects a 2.96873078 for one stock split in November 1998 and the 1.4648 for one stock split which was effected May 5, 1999.

       No underwriters were engaged in connection with the foregoing sales of securities. Such sales of common stock, Preferred Stock and warrants were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, and all purchasers were accredited investors as such term is defined in Rule 501(a) of Regulation D. Issuances of options to Media Metrix's employees, directors and consultants were made pursuant to Rule 701 promulgated under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a)     Exhibit Index

NO.                         DESCRIPTION
---                         -----------
2.1 Plan of Merger and Reorganization between Media Metrix, Inc. and RelevantKnowledge dated as of September 30, 1998**

2.2 Plan of Merger between Media Metrix and PC Meter L.P. dated as of March 31, 1996**

2.3 Agreement and Plan of Merger dated as of October 6, 1999, by and among Media Metrix, AdRelevance, Merger Sub and the stockholders of AdRelevance named therein*

2.4 Share Purchase Agreement dated February 8, 2000 among SIFO Group AB, Osprey Research BV and Media Metrix, Inc.****

3.1            Amended and Restated Certificate of Incorporation **

3.2 Certificate of Amendment to Amended and Restated Certificate of Incorporation**

3.3            Amended and Restated Bylaws**

4.1 Registration Rights Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.2 Stockholder's Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.3 Co-Sale Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.4 Form of Warrant issued to former RelevantKnowledge warrant holders**

4.5            Form of Warrant issued to former Media Metrix warrant holders**

4.6 Form of Warrant issued to former RelevantKnowledge warrant holders**

4.7            Specimen Stock Certificate**

4.8 Registration Rights Agreement by and among Media Metrix, GfK AG and Ipsos S.A. made as of September 1, 1999***

4.9 Registration Rights Agreement dated October 8, 1999 by and among Media Metrix and the security holders of Media Metrix set forth on Schedule I thereto*

4.10 Stock Option Agreement by and between Media Metrix and GfK made as of September 1, 1999***

4.11 Stock Option Agreement by and between Media Metrix and Ipsos made as of September 1, 1999***

4.12           Warrant to purchase common stock held by Silicon Valley Bank***

4.13 Registration Rights Agreement dated March 6, 2000 between Osprey Research BV and Media Metrix, Inc.****

4.14 Participation Agreement dated March 6, 2000 among Osprey Research BV, SIFO Group AB and MMXI Europe, BV****


4.15 Stock Option Agreement dated March 6, 2000 between Osprey Research BV and Media Metrix, Inc.****

4.16 Amendment to Registration Rights Agreement dated March 6, 2000 among GfK AG, Ipsos SA, Osprey Research BV and Media Metrix, Inc.****


5.1            Opinion of Fulbright & Jaworski L.L.P. re: legality*****


10.1 Management Services Agreement dated as of September 30, 1998 by and between Media Metrix, The NPD Group, Inc. and Tod Johnson**

10.2 Services Agreement dated as of September 30, 1998 by and between Media Metrix and The NPD Group, Inc.**

10.3 License Agreement dated as of November 5, 1998 by and between Media Metrix and The NPD Group, Inc.**

10.4 Stock Purchase Agreement dated as of December 23, 1998 by and between Media Metrix and Investment A. B. Bure**

10.5.1 Building Lease between Eagle Insurance Company and The NPD Group, Inc. dated as of August 18, 1997**

10.5.2 Lese Agreement between Carriage House Associates Limited Partnership and RelevantKnowledge, Inc. dated as of May 16, 1997**

10.6           Form of Indemnification Agreement**

10.7 Form of Non-Disclosure Agreement and Confidential Information and Invention Assignment Agreement**

10.8 Form of Non-Disclosure Agreement and Confidential Information and Invention Assignment Agreement**

10.9           Employment Agreement by and between Media Metrix and Jeffrey C.
               Levy, dated as of November 5, 1998**

10.10 Amended and Restated Management Services Agreement by and between Media Metrix, The NPD Group, Inc. and Tod Johnson**

10.11          Media Metrix Stock Option Plan**

10.12          1998 Equity Incentive Plan**

10.13          1998 AdRelevance Stock Option Plan***

10.14          1999 AdRelevance Stock Option Plan***

21.1           Subsidiaries of Media Metrix ***


23.1           Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
               5.1)*****


23.2           Consent of Ernst & Young LLP

23.3           Consent of Ernst & Young LLP

24.1           Power of attorney (on signature page)

* Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on October 20, 1999.

** Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-81079), as amended.

*** Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-88751), as amended.

**** Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on March 20, 2000.


*****  Previously filed.


       (b)     Financial Statement Schedules.

       The following financial statement schedules are filed herewith:
Schedule II - Valuation and Qualifying Accounts............................  S-2

       All other schedules are omitted because they are not required or are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

           (1) it will file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 25, 2000.


                            MEDIA METRIX, INC.

                            By: /s/ Tod Johnson
                                -----------------------------------
                               Tod Johnson
                               Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below and on the following page constitutes and appoints each of Tod Johnson and Thomas A. Lynch as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that any said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         SIGNATURE          TITLE                                          DATE
                *            Chief Executive Officer and              April 25, 2000
   ------------------------  Chairman of the Board (Principal
           Tod Johnson       Executive Officer)


                *            Chief Financial Officer, Secretary and   April 25, 2000
  ------------------------   Treasurer (Principal Financial and
         Thomas A. Lynch     Accounting Officer)


                *            Director                                 April 25, 2000
  ------------------------
         Jeffrey C. Levy

                *            Director                                 April 25, 2000
  ------------------------
          Michael Brooks

                *            Director                                 April 25, 2000
  ------------------------
       William W. Helman

                *            Director                                 April 25, 2000
  ------------------------
           Stig Kry


                *            Director                                 April 25, 2000
    ------------------------
        James Mortensen

         /s/ Tod Johnson
    ------------------------
             Tod Johnson
      As Attorney-in-Fact


                         REPORT OF INDEPENDENT AUDITORS

We have audited the consolidated financial statements of Media Metrix, Inc. as of December 31, 1999, and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 28, 2000, except for the last three paragraphs of Note 15, as to which the date is March 8, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                               /s/  ERNST & YOUNG LLP

New York, New York
January 28, 2000,
  except for the last three
  paragraphs of Note 15,
  as to which the date
  is March 8, 2000

                      MEDIA METRIX, INC. AND SUBSIDIARIES
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

DESCRIPTION                                             BALANCE AT  ADDITION        DEDUCTIONS (a)  BALANCE
-----------                                             BEGINNING   CHARGED TO      --------------  AT END
                                                        OF PERIOD   COSTS AND                       OF PERIOD
                                                        ---------   EXPENSES                        ---------
                                                                    ----------
                                                                    (IN THOUSANDS)
Reserves and allowances deducted from asset accounts:
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Year ended December 31, 1999                           $220           $387               $107         $500
  Year ended December 31, 1998                           $100           $161               $ 41         $220
  Year ended December 31, 1997                             --           $100                 --         $100

(a)  Write-offs of amounts against allowance provided.

                               INDEX TO EXHIBITS


NO.                         DESCRIPTION
---                         -----------
2.1 Plan of Merger and Reorganization between Media Metrix, Inc. and RelevantKnowledge dated as of September 30, 1998**

2.2 Plan of Merger between Media Metrix and PC Meter L.P. dated as of March 31, 1996**

2.3 Agreement and Plan of Merger dated as of October 6, 1999, by and among Media Metrix, AdRelevance, Merger Sub and the stockholders of AdRelevance named therein*

2.4 Share Purchase Agreement dated February 8, 2000 among SIFO Group AB, Osprey Research BV and Media Metrix, Inc.****

3.1            Amended and Restated Certificate of Incorporation **

3.2 Certificate of Amendment to Amended and Restated Certificate of Incorporation**

3.3            Amended and Restated Bylaws**

4.1 Registration Rights Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.2 Stockholder's Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.3 Co-Sale Agreement dated as of November 5, 1998, by and among Media Metrix and the Stockholders listed on Schedule I thereto**

4.4 Form of Warrant issued to former RelevantKnowledge warrant holders**

4.5            Form of Warrant issued to former Media Metrix warrant holders**

4.6 Form of Warrant issued to former RelevantKnowledge warrant holders**

4.7            Specimen Stock Certificate**

4.8 Registration Rights Agreement by and among Media Metrix, GfK AG and Ipsos S.A. made as of September 1, 1999***

4.9 Registration Rights Agreement dated October 8, 1999 by and among Media Metrix and the security holders of Media Metrix set forth on Schedule I thereto*

4.10 Stock Option Agreement by and between Media Metrix and GfK made as of September 1, 1999***

4.11 Stock Option Agreement by and between Media Metrix and Ipsos made as of September 1, 1999***

4.12           Warrant to purchase common stock held by Silicon Valley Bank***

4.13 Registration Rights Agreement dated March 6, 2000 between Osprey Research BV and Media Metrix, Inc.****

4.14 Participation Agreement dated March 6, 2000 among Osprey Research BV, SIFO Group AB and MMXI Europe, BV****


4.15 Stock Option Agreement dated March 6, 2000 between Osprey Research BV and Media Metrix, Inc.****

4.16 Amendment to Registration Rights Agreement dated March 6, 2000 among GfK AG, Ipsos SA, Osprey Research BV and Media Metrix, Inc.****


5.1            Opinion of Fulbright & Jaworski L.L.P. re: legality*****


10.1 Management Services Agreement dated as of September 30, 1998 by and between Media Metrix, The NPD Group, Inc. and Tod Johnson**

10.2 Services Agreement dated as of September 30, 1998 by and between Media Metrix and The NPD Group, Inc.**

10.3 License Agreement dated as of November 5, 1998 by and between Media Metrix and The NPD Group, Inc.**

10.4 Stock Purchase Agreement dated as of December 23, 1998 by and between Media Metrix and Investment A. B. Bure**

10.5.1 Building Lease between Eagle Insurance Company and The NPD Group, Inc. dated as of August 18, 1997**

10.5.2 Lese Agreement between Carriage House Associates Limited Partnership and RelevantKnowledge, Inc. dated as of May 16, 1997**

10.6           Form of Indemnification Agreement**

10.7 Form of Non-Disclosure Agreement and Confidential Information and Invention Assignment Agreement**

10.8 Form of Non-Disclosure Agreement and Confidential Information and Invention Assignment Agreement**

10.9           Employment Agreement by and between Media Metrix and Jeffrey C.
               Levy, dated as of November 5, 1998**

10.10 Amended and Restated Management Services Agreement by and between Media Metrix, The NPD Group, Inc. and Tod Johnson**

10.11          Media Metrix Stock Option Plan**

10.12          1998 Equity Incentive Plan**

10.13          1998 AdRelevance Stock Option Plan***

10.14          1999 AdRelevance Stock Option Plan***

21.1           Subsidiaries of Media Metrix ***


23.1           Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
               5.1)*****


23.2           Consent of Ernst & Young LLP

23.3           Consent of Ernst & Young LLP

24.1           Power of attorney (on signature page)

* Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on October 20, 1999.

** Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-81079), as amended.

*** Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-88751), as amended.

**** Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on March 20, 2000.


*****  Previously filed.